11/15

02060618

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME New World Infrastructure Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

FILE NO. 82- 4218

FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 12/16/02



New World Infrastructure Limited

Annual Report 2002

CORPORATE PROFILE

Few companies around the globe are as well positioned for growth in the Greater China basic and technology infrastructure sectors as New World Infrastructure Ltd. (NWI). In October 1995, NWI set its course when the company became the first infrastructure player to list on the Hong Kong Stock Exchange. Two years later, NWI entered the technology arena to play a key role in the formation of chinadotcom corp., the first Asian Internet firm to list on NASDAQ.

Represented in 14 PRC provinces, 2 municipalities and 2 Special Administrative Regions, the NWI basic infrastructure portfolio includes toll roads and bridges, cargo-handling, energy and water treatment. NWI has stakes in over 80 projects, encompassing nearly 1,146 km of highways, six bridges, power generation of almost 1,924 MW, cargo handling capacity of 5.2 million TEUs per year and water treatment capacity of 2.8 million cubic meters per day. In addition, the Telecommunications, Media and Technology (TMT) segment invests in wireless, broadband, multimedia and technology companies and services.

The NWI mission is to create shareholder value and capitalise on the synergies of its partnerships and alliances in building a profitable and responsible business. With infrastructure and technology investments of some US$2.4 billion, NWI is among the largest investors in Greater China. Presently, one NWI subsidiary is listed on the HKSE and two TMT investments are listed on NASDAQ.

CONTENT

MAJOR EVENTS

July 2001
- Toll rate increase approved for Roadway No.1959 (Qingxin Section)

August 2001
- Zhengzhou Water Plant commences operation
- Zhujiang Power Station Phase II secures refinancing of US$100 million loan with Rmb800 million loan

September 2001
- Sino-French secures refinancing of HK$1.2 billion loan
- Roadway No.1906 (Qingcheng) commences operation

December 2001
- Sino-French invests in Shanghai Spark Water Plant and Panjin Water Plant

January 2002
- Sino-French invests in Shanghai SCIP Waste Water Plant
- Shanghai Spark Water Plant commences operation

March 2002
- PrediWave launches first satellite interactive TV broadcasting demonstration at the China Cable Broadcasting Network Exhibition
- Xinchang Water Plant commences operation

April 2002
- Cooperation with "Oriental Horizon", a popular CCTV news program, to rebuild two primary schools in Tongzi County. PrediWave donates a digital long-distance learning system along with 12 interactive TV sets in support of this program
- AIG converts its mandatorily convertible bonds into NWI's shares
- Panjin Water Plant commences operation

May 2002
- GWcom launches a two-way data communication device (mobile Broker Online – mBOL) in Shenzhen, Shanghai, Chengdu & Wuhan
- Sino-French invests in Qingdao Water Plant

June 2002
- Merger agreement signed between PPC's Xiamen Xiang Yu Quay Co., Ltd. and Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. and Xiamen Xiangyu Free Port Developing Co., Ltd.

August 2002
- Qingdao Water Plant commences operation

September 2002
- Disposal of Jincheng to Jiaozuo Expressway (Shanxi section)

October 2002
- Announcement of NWD proposed reorganisation by which NWI will dispose of all its basic infrastructure projects to PPC upon completion

FINANCIAL HIGHLIGHTS & FINANCIAL PERFORMANCE

	2002	2001 Restated	Change
	HK$'000	HK$'000	%
Turnover	**801,897**	1,103,132	-27%
Attributable Operating Profit	**874,245**	1,157,940	-24%
Loss for the year	**148,364**	94,079	58%
Loss Per Share	**HK$0.23**	HK$0.18	28%
Net Total Debt	**8,640,521**	6,582,969	31%
Total Assets	**27,623,871**	28,859,367	-4%
Total Equity	**11,962,644**	12,166,283	-2%
Net Assets Per Share	**HK$12.56**	HK$12.78	-2%
Net Total Debt to Equity	**72%**	54%	33%


Capital Commitments
HK$ Million
Capital Commitments
450
400
350
300
250
200
150
100
50
0
03
04
05+
Cargo Handling
Roads
Telecommunications, Media and Technology

Total Commitments on capital expenditure amounted to HK$601.6 million


Capital Structure
Percentage
Ratio of Net Total Debt to Equity
80
70
60
50
40
30
20
10
0
01
02

Ratio of Net Total Debt to Equity increased from 54% to 72%


Debt Profile
HK$ Million
Debt Profile
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
03
04
05+

Total Debt decreased from HK$11.53 billion to HK$10.44 billion


Risk Management Through Diversification
HK$ Million
AOP by Segment
1,400
1,200
1,000
800
600
400
200
0
-200
98
99
00
01
02
Cargo Handling
Roads
Energy
Bridges
Water Treatment
Telecommunications, Media and Technology

AOP decreased from HK$1.16 billion to HK$874.2 million


Roads & Bridges
Energy
Water Treatment
Cargo Handling
Telecommunications Media and Technology



Strength from Adversity

Change is nothing to be afraid of if it is managed well. The NWI tradition has always been to manage change in a way that few others can match.



The world has gone through many changes this year and so has New World Infrastructure Limited (NWI). We have met the challenge of a world in transition head-on. On a global scale, we continue to work closely with major strategic partners and institutional investors interested in China. We are proud to make use of our experience to explore opportunities in the world's most exciting market and are pleased to note that our commitment of capital and resources has not wavered.

In China, every year brings substantial change in one form or another. This year we witnessed the long-awaited entry into the World Trade Organization (WTO). The deregulation pace quickened as markets opened to foreign players. The urban and rural landscapes continue to transform as infrastructure projects come on-stream. Meanwhile, domestic consumption remains strong, thus allowing the nation to absorb global shocks while maintaining strong GDP growth.

Still, the last two years have not been easy for NWI or its investors. In that time frame, we have restructured operations to play a larger role in the Telecommunications, Media and Technology (TMT) segment. However, change is nothing to be afraid of if it is managed well. NWI has a tradition to manage change in ways few others can match. As a first mover it is our specialty to anticipate the course of a market in transition. When we identify opportunities we must act quickly or forfeit the advantage.

That is the basic vision behind our foray into TMT. The choice was clear for NWI from the outset. On one hand, we could use cash flow from basic infrastructure projects and asset sales to pay debt. By following this route we would eventually assume the profile of a low-growth utility play. The other choice was to invest in high-growth new economy infrastructure plays. By pursuing this specific strategy NWI can better create shareholder value in a challenging market environment.

China's Transition

Each year of operations in Mainland China is like ten years in the mature economies of America and Europe due to the hectic pace of business. Though NWI is less than a decade old, it feels as if we have gone through a century of evolution during the course of our expansion. This rapid development model puts pressure on all companies that serve China to move with the times. Those that cannot meet the challenge lose their place to aggressive local firms or international entrants. Time waits for no one in the evolving PRC market that is the PRC.

It is this reality that has put NWI in the position to make hard choices over the years. Some may question the strategy of moving into the TMT Segment, but consider the risk of not moving in a new direction in the wake of WTO accession and increased competition. Others in our peer group have been faced with similar challenges and their response is to diversify operations outside of China. Our choice is to maintain a leadership position inside China and we strongly believe this policy serves us well.

Proposed Asset Disposal

To better reflect the future potential of NWI as described above the board of directors proposes a reorganization of the business. In conducting this reorganization, NWI will dispose of its basic infrastructure assets to Pacific Ports Co. Ltd. (PPC). In the course of this disposal shareholders will be offered the opportunity to own separate stakes in two companies, one focused on TMT and the other on basic infrastructure, ports development and services business.

This disposal will allow the NWI management team to focus entirely on the development of its TMT operation with a clear business strategy. In addition, upon disposal of basic infrastructure assets, the NWI capital structure will be much stronger. The Company's debt gearing will be dramatically reduced and there will be adequate resources to support the growth of the business. This bodes well for the future as a number of the TMT businesses are on the verge of commercializing products and contributing to profitability.

New Business, Improved Model

It should be understood that the proposed disposal of assets does not change the fundamentals upon which NWI operates. The strength of our business model and long-term dealings in the PRC has brought the company a long way. We do not intend to abandon tried-and-true principles in the development of technology infrastructure. NWI will continue to leverage international alliances, strategic partnerships and joint ventures to introduce leading-edge technologies. NWI will also use its capital market prowess to finance new businesses.

Basically, NWI has anticipated the development cycle and positioned itself as a first mover at each turn on the road to PRC prosperity. Over the years, alliances were formed with infrastructure companies in Europe and the US to explore opportunities. Joint financing agreements were signed with investors and links to global financial institutions were formed to allow NWI to leverage its operational base. All this was done to build a dominant position in the Greater China market.

In addition, decades-old connections with government and enterprises will continue to deliver opportunities to the NWI network. Meanwhile, times have changed in terms of dealing with local enterprises. Many local companies are flush with cash and eager to invest with NWI to gain the benefit of our management techniques and experience. More and more, these companies will be our future partners.

It is our deep-rooted commitment to China that remains important to future business. China's impressive growth record has created opportunities in ways few could imagine. Look at the sectors of wireless communications, broadband services, multimedia, the Internet and alternate energy. These markets form the foundation of modern infrastructure. After all, what is the difference between building a super highway or the information highway, a fixed line telecom network or a wireless platform?

It is a capacity to put the pieces of the puzzle in place that drives NWI to new heights. The NWI advantage is its international management standards, access to local and global capital pools, government support and ability to complete large projects. It is true that the world faces a time of change. It is equally true that China will play an important role in that change. Our mission is to adapt the NWI business model to fit this reality and maintain our leadership position in the world's fastest growing market.

Strength from Adversity

Finally, we appreciate the faith our loyal management team and investors have expressed in the future direction of NWI. In the year ahead, we will take a more focused approach to the creation of shareholder value. In so doing, we will work to regain the all-important confidence of the capital market. We will remain a solid corporate citizen and community leader. On that front, we have dedicated resources to such areas as corporate governance, investor relations, community services and environment protection over the course of the last year.

With these fundamental cornerstones in place we can succeed in building a company that all can be proud to work and invest in, an enterprise that will be a central player in the future growth of Greater China.

Dr. Cheng Kar-Shun, Henry
Chairman

Leading-edge Technology

The Next Frontier

The challenge of doing business in China is based on the ability to gain an advantage when new opportunities emerge. NWI has successfully met this challenge time and time again.



This fiscal year posed a number of challenges for New World Infrastructure Limited (NWI). Difficult conditions in the global economy and changes in the Mainland business climate combined to have a negative impact on the NWI financial results.

The financial results in the year ended 30 June 2002 dropped primarily because of certain operational factors. One factor was the decline in Attributable Operating Profit (AOP) across most business segments. The only exception was the segment of cargo handling, which experienced a solid AOP increase as a result of strict cost controls. Another factor in the reduction of AOP was due to the elimination of AOP from previously owned assets that were disposed of in the last fiscal year.

Overall, the net loss increased to HK$148.4 million, up 58% compared to FY2001. AOP fell to HK$874.2 million, a decline of 24% compared to HK$1.16 billion in FY2001. However, there was an improvement in head office items expense. NWI marked a decrease in head office items to HK$1.02 billion in FY2002, down 18% from HK$1.25 billion in FY2001. The primary reason was a net gain on disposal of investments of HK$135.5 million, a rise of 143% over a HK$315.7 million net loss in FY2001.

Basic Infrastructure

The basic infrastructure segment continues to generate a steady stream of cash flow. In recent years, the basic infrastructure portfolio was restructured to shift focus to those projects that outperform the market. Presently, roads, energy and cargo handling are the key revenue drivers.

NWI has pursued a consolidation policy in the basic infrastructure portfolio over the last three years. However, the Company remains open to new infrastructure projects if returns meet the expectations of a profit-driven management team. Those projects that show promise are supported with additional financial and human resources to strengthen the core business.

TMT Segment

NWI has ventured into a variety of projects in the telecommunications, media and technology segment. The move into new economy infrastructure is important due to opportunities emerging in the post-WTO accession environment. In addition, NWI is a first mover in many areas and this is critical in the value creation process. With most of the initial phase of investment in place the strategy is to nurture the portfolio and to develop commercial successes. In this regard, NWI invested in an option to own a PRC optical fiber backbone network during the year.

Credit Management

In the area of credit management NWI is in the process of strengthening its balance sheet. NWI has made it a priority to reduce debt and this policy remains in place. However, there was no considerable reduction in debt during the year due to the need to fund opportunities in operational businesses. It was hard to meet these requirements and reduce debt simultaneously. With the latest investment round complete NWI will readjust debt to lower levels, balancing the need for expansion and development with sound financial principles.

Cash Position

NWI continues to hold cash, primarily due to the disposal of assets. This cash position is supported by operational cash flow produced by portfolio investments in the basic infrastructure segment.

Outlook for FY2003

The macro-economic outlook should stabilize in the coming year following the shock of the 9/11 Incident and fall-out related to the Enron Scandal. Market volatility will decrease and investor confidence will return in due course. These positive developments will support economic growth in Greater China. Meanwhile, the Mainland will enter the second year of its WTO experience. This entails a further opening of markets and improved access for foreign enterprises. This combination of macro-economic elements will have a positive impact on the NWI performance.

Basic Infrastructure Outlook

The outlook is for business-as-usual in the basic infrastructure segment. Improvements are expected in AOP contribution and cash flow throughout all segments. Road segment AOP will improve on the back of the performance of flagship projects. The energy segment will benefit from strong power demand in Guangdong. Business in the cargo-handling segment should be boosted by WTO accession, a PRC government policy geared to improved port infrastructure and more solid PRC-Taiwan relations. The water treatment sector will witness the opening of new markets as deregulation comes into play and this will produce a positive effect on revenue streams.

TMT Outlook

The TMT segment serves China with a range of businesses, most of which are on the verge of commercialization. The technology shakeout has had an impact on the segment, but China has weathered the storm and markets are expanding. After the consolidation of the TMT portfolio, only companies with strong profit-generating potential remain in place. Any new acquisition must fall under this profit-oriented focus. In this regard, the newly-acquired option to own a fiber optic backbone network holds tremendous promise in the delivery of telecommunications and multimedia services. In coming years, the TMT businesses are expected to produce solid AOP as well as capital gains.

Impact of Proposed Disposal

Upon shareholders' approval of the proposed asset disposal, a number of factors will have a positive impact on the business. The disposal of the basic infrastructure segment will leave NWI with a clear focus on TMT in terms of future growth and profitability. The Company will be largely debt free, with a net gearing ratio of less than 15%, as compared to the current ratio of 72%. In addition, NWI will have sufficient reserves of cash. This combination of low debt gearing and cash reserves will allow NWI to commercialize the TMT sector. Through this asset disposal, and the distribution of PPC shares, NWI shareholders will have the choice to own stakes in two separate companies.

Corporate Governance

The coming year is important on many fronts. Above all, NWI will work to regain the confidence of its shareholders. We will strengthen fundamentals, maintain an open dialogue with the investment community and pursue a policy of transparency and disclosure.

In addition, NWI pledges to concentrate on the creation of long-term value by maintaining a clear focus and to make sure that all businesses are in line with strict governance policies. In so doing, the Company will reinforce its commitment to the China market. The end result of this reinforcement of the corporate strategy will be a more informed shareholder with a better understanding of the fundamentals that drive future growth.

Chan Wing-Tak, Douglas
Managing Director

CORPORATE GOVERNANCE

NWI is committed to the highest standards of corporate governance. The overriding objective is to optimize returns to shareholders over time. To achieve this, NWI ensures the long-term viability of its business and effectively manages stakeholder relationships. NWI has adopted practices that meet or exceed the Code of Best Practice contained in the Listing Rules.

Accountability is at the center of the corporate governance initiative. The board of directors as an entity, and each member as an individual, is responsible to all shareholders. The board treats all shareholders equitably and ensures that the rights of all investors are protected. This cooperation with stakeholders is essential in creating wealth, employment and a financially sound enterprise.

An independent voice on the board is critical to decision-making. With three independent non-executive directors on the NWI board, shareholders are assured an objective view on major strategic and operational issues.

From time to time there are changes in the board and NWI enacts these changes in a transparent manner. To introduce the board to shareholders the news of each appointment is readily disclosed. A biography of each member is supplied in every annual report, detailing core competencies, professional backgrounds and factors affecting independence.

Communications and Democracy

Communicating with stakeholders is important to the corporate governance agenda. Given that mandate the Investor Relations Department discloses accurate, adequate and timely information. This allows investors to make informed decisions about acquisitions, ownership obligations, shareholders' rights and the sale of securities.

Shareholder democracy is a key plank in the governance platform. Ordinary shares feature one vote for each share and NWI ensures shareowners of the right to vote. NWI makes it a priority to keep shareholders informed of the outcome of votes and to make sure all shareholders have the information to vote responsibly.

Audit Committee

NWI supports the development of the highest-quality international accounting standards. The Audit Committee oversees annual audits by independent auditors and deals with other issues related to the audit process. This committee works to build confidence in the quality and independence of the audit procedure. In addition, the committee reviews internal controls and the audit process.

Investor Relations (IR)

NWI is a strong believer in the benefits of investor relations. This initiative is led by the Investor Relations Department, which reports directly to the Managing Director on all major issues.

A main focus of the IR Department relates to the dissemination of timely information. Besides the release of interim and annual reports, NWI provides a quarterly statistical review on a request basis to institutional investors. All information is readily available on a web site (www.nwi.com.hk) designed to provide investors with the latest news and project information.

A central strategy in the IR initiative is one-on-one meetings with institutional investors, analysts, fund managers and investment bankers. NWI remained active in this regard last year. In addition, company visits were arranged for leading bankers and investors.

Employee Relations

Employee relations are fundamental to the success and growth prospects of any corporation. With that in mind, NWI has established a comprehensive range of training programs, incentives and other benefits for its employees in Hong Kong and Mainland China. Ongoing training and continuing education programs have been created to support the growth of individual employees within the context of the corporation.



Medical benefits are another area important to staff. The health and welfare of the staff is supported in a number of ways. For instance, NWI permits employees to make claims for medical treatment and employees receive a discount for regular medical check-ups in an effort to prevent sickness.

Furthermore, NWI offers a range of other benefits that employees can take advantage of due to the widespread nature of New World Group. For instance, discounts are available on ferry tickets offered by New World First Ferry.

Community Relations

NWI strives to be a good corporate citizen in all the markets in which the Company operates. With operations spread across Mainland China, Hong Kong and Macau, the need to present a positive image for the Company is a challenge. However, in recent years, NWI has met this challenge with innovative programs and ideas.

This year, NWI was especially proud of its contribution to education in the southwestern province of Guizhou, one of the less developed provinces in Mainland China. NWI joined forces with "Oriental Horizon", a popular CCTV news program to rebuild two primary schools in Tongzi County. In support of this program PrediWave donated a digital long-distance learning system along with 12 television sets. This donation of leading-edge technology will go along way to dealing with the improvement of the literacy rate in less developed areas of China.

The recipients of this donation were Keqing Primary School and Tianshenqiao Primary School, the poorest schools in the country. The long distance learning technique will allow students to benefit from the most up-to-date lessons in a range of subjects. NWI believes that the delivery of quality education at a low cost will prove to be a model for other rural communities. In this regard, NWI will achieve a watershed development in the educational sector.

During the course of the year, NWI and its employees maintained their pledges to the Community Chest, a Hong Kong charity that supports the poor and under-privileged. This year, the NWI family made donations to the Community Chest for various programs.





Environmental Relations

Infrastructure development is an environmentally sensitive area. The construction of such projects as roads, bridges, and power stations has an impact on the environment. In pursuing the sustainable development route, NWI applies new technology to develop infrastructure. For instance, in the energy segment New Qu excels in clean energy solutions.

One standout in this area is the Guangzhou City Northern Ring Road (GNRR). This year, GNRR was again recognized as a model enterprise in the area of environment by the Guangzhou City government. The GNRR status as a state of the art enterprise was enhanced with the achievement of ISO 9002 certification this year.

Another member of the Group that strives for excellence in the environmental field is Sino-French, a joint venture in the water treatment segment. Perhaps no segment of the environment is impacted more by industrial development than water. Sino-French focuses on this area by improving the quality of life with clean drinking water and conducting industry standard surveys prior to every development initiative.

Chairman

Dr. Cheng Kar-Shun, Henry

Dr. Cheng (55) assumed the post of the Chairman of NWI in 1995. He is also Managing Director of New World Development Company Limited, Chairman and Managing Director of New World China Land Limited, and Chairman of New World Services Limited, New World Telephone Holdings Limited, New World First Bus Services Limited and Tai Fook Securities Group Limited. Dr. Cheng is the Managing Director of NWD (Hotels Investments) Limited and Director of Chow Tai Fook Enterprises Limited and HKR International Limited. Dr. Cheng is also the Chairman of the Advisory Council for The Better Hong Kong Foundation and a Committee Member of the Eighth and Ninth Chinese People's Political Consultative Committee of the People's Republic of China. Dr. Cheng is the brother of Mr. Cheng Kar-Shing, Peter and the brother-in-law of Mr. Doo Wai-Hoi, William.

Vice-chairman

Mr. Doo Wai-Hoi, William

Mr. Doo (58) became the Managing Director of NWI in 1995 and assumed the post of Vice-Chairman in 1996. Mr. Doo's corporate positions include: Vice-Chairman of New World China Land Limited and New World Services Limited; Deputy Chairman of Tai Fook Securities Group Limited; Managing Director of Fung Seng Diamond Company Limited and Director of NWD (Hotels Investments) Limited. Mr. Doo is appointed as a member of the Executive Committee of the Chinese People's Political and Consultative Conference in Shanghai. He has served as a Governor of the Canadian Chamber of Commerce in Hong Kong since 1995. Mr. Doo is the brother-in-law of Dr. Cheng Kar-Shun, Henry and Mr. Cheng Kar-Shing, Peter.

Managing Director

Mr. Chan Wing-Tak, Douglas

Mr. Chan (53) began his career at NWI as the Deputy Managing Director and General Manager in 1995 before assuming the present post of Managing Director in 1996. He is the Deputy Chairman of Pacific Ports Company Limited, the Executive Director of New World China Land Limited, and a Director of chinadotcom corporation, hongkong.com corporation and Macao Water Supply Company Limited. Mr. Chan is a Member of the Third Hainan Province Committee of Chinese People's Political Consultative Conference.

Executive Director

Mr. Cheng Kar-Shing, Peter

Mr. Cheng (50) was appointed Executive Director of NWI in September 1995. He is a Director of New World Development Company Limited, New World Services Limited, NWD (Hotels Investments) Limited, Macao Water Supply Company Limited and Polytown Company Limited. He is also an Executive Director of New World China Land Limited. Mr. Cheng is the brother of Dr. Cheng Kar-Shun, Henry and brother-in-law of Mr. Doo Wai-Hoi, William.

Executive Director

Mr. Leung Chi-Kin, Stewart

Mr. Leung (63) was appointed Executive Director of NWI in August 1997. He is the Director and Group General Manager of New World Development Company Limited, an Executive Director of New World China Land Limited, and a Director of New World Hotel Company Limited, New World First Bus Services Limited and Hip Hing Construction Company Limited.

Executive Director

Mr. Chan Kam-Ling

Mr. Chan (62) was appointed Executive Director of NWI in 1995. He is also a Director of New World Development Company Limited, New World China Land Limited, New World First Bus Services Limited and a Non-Executive Director of Tai Fook Securities Group Limited. In addition, Mr. Chan is the Managing Director of New World Services Limited, Hip Hing Construction Company Limited, Sino-French Holdings (Hong Kong) Limited and Macao Water Supply Company Limited as well as a Director of Companhia de Electricidade de Macau – CEM, S.A.

Executive Director

Mr. So Ngok

Mr. So (55) was appointed a NWI Executive Director in September 1995. Mr. So is an Executive Director of New World China Land Limited and Pacific Ports Company Limited as well as a Director of a number of companies with investments in China.

Non-Executive Director
Dr. Li Kwok-Po, David
Dr. Li (63) is the Chairman and Chief Executive of the Bank of East Asia, Limited. Dr. Li is a Member of the Legislative Council of the Hong Kong Special Administrative Region and the Chairman of the Chinese Banks' Association. Dr. Li is a Director of Atlas Air, Inc., Campbell Soup Company, Dow Jones & Company, Inc., The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, Sime Darby Berhad and SCMP Group Ltd.

Non-Executive Director
Mr. Cheng Wai-Chee, Christopher
Mr. Cheng (54) is the Chairman of USI Holdings Limited and Winsor Properties Holdings Limited and Director of New World China Land Limited, Dao Heng Bank Group Limited and Gieves & Hawks plc. Mr. Cheng plays an active role in public services. He is a member of the Exchange Fund Advisory Committee of the HKSAR Government and a steward of the Hong Kong Jockey Club. He presently serves on the following public organisations: Council of the Hong Kong Trade Development Council, Public Service Commission, The Town Planning Board, Court of the Hong Kong University of Science and Technology and Council of the University of Hong Kong. He is the Chairman of the Hong Kong General Chamber of Commerce. Mr. Cheng holds an MBA degree from the Columbia University.

Non-Executive Director
Mr. Coull, Gary William John
Mr. Coull (48) is a co-founder and the Executive Chairman of CLSA Limited, an award-winning brokerage, investment banking and direct investment group specialising in the markets of the Asia Pacific. He is also Executive Chairman of CLSA's Private Equity Group, whose investors include General Electric, Verizon Communications and Allianz. Mr. Coull is a Governor of the Canadian Chamber of Commerce in Hong Kong, a member of the Hong Kong Trade Development Council Financial Services Advisory Committee and a member of the Hong Kong Securities Institute Corporate Advisory Committee. He was previously involved in China trading as well as in financial journalism.

Non-Executive Director
Mr. Fu Sze-Shing
Mr. Fu (53) was appointed a Non-Executive Director of NWI in August 1999. He is a Non-Executive Director of New World China Land Limited, a Director of New World Development (China) Limited and a Director of a number of companies with investments in China.

Non-Executive Director
Mr. Wilfried Ernst Kaffenberger
Mr. Kaffenberger (58) was appointed a Non-Executive Director of NWI in October 2001. He is Chief Executive Officer of the AIG Asian Infrastructure Fund II, a US$1.67 billion direct equity investment pool he organized in 1997. The Fund's sponsors are AIG, a major U.S. insurance company, and the Government of Singapore Investment Corporation. A variety of U.S. and Asian financial institutions and pension funds are investors. He is also a Managing Director of the Emerging Markets Partnership (EMP), a Washington based asset management firm. Prior to joining EMP, Mr. Kaffenberger was Vice President, Operations, of the International Finance Corporation (IFC), a World Bank affiliate. His career at the IFC covered 25 years. Mr. Kaffenberger holds a Bachelor in Science degree from Princeton University (1966), and a MBA from the Harvard Graduate School of Business Administration (1968).

Non-Executive Director
Mr. Yeung Kun-Wah, David
Mr. Yeung (52) was appointed an alternate director to Mr. Wilfried E. Kaffenberger in March 2002. Mr. Yeung is responsible for AIG's infrastructure investments in Asia, Latin America, Emerging Europe and Africa. He represents AIG on the Investment Committees of the five AIG sponsored infrastructure funds with total committed funds of US$4.7 billion. In addition to his infrastructure investment responsibilities, Mr. Yeung also sits on the Investment Committees of the AIG Asian Opportunity Fund, AIG Indian Sectoral Equity Fund, AIG Asian Direct Investment Fund and various AIG insurance inhouse funds. Mr. Yeung is on the board of various investee companies in AIG's investment portfolio. These funds focus on retail, distribution logistics, hardware technologies and export driven industries. Prior to joining AIG in 1995, Mr. Yeung was with BCE engaging in technology venture capital investments in North America. Mr. Yeung earned his MBA degree in Finance from the University of Chicago and is an U.S. Certified Public Accountant as well as a Canadian Chartered Accountant.

CORPORATE STRUCTURE

New World Development Company Limited (HK)

Sea Walker Limited (BVI)

Mombasa Limited (BVI)

New World Infrastructure Limited (Cayman Islands)

Lotsgain Limited (BVI)

New World Services Group

New World Infrastructure (China) Investment Limited (WFE)

Tangjin Expressway (Tianjin North Section) (60%/90%)
Jincheng – Jiaozuo Expressway (Shanxi Section) (60%/90%)

ROADS & BRIDGES

100%

- **Noonday Limited (BVI)** – Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) (25%)
- **Gravat Limited (BVI)** – Roadway No.1960 (Guangning Section) in Zhaoqing (55%)
- **Trefoil Developments Limited (BVI)** – Roadway No.321 (Fengkai Section) in Zhaoqing (45%)
- **Right Ease Limited (BVI)** – Roadway No.1969 (Gaoyao Section) in Zhaoqing (10%/58%)
- **Rhombus Investments Limited (BVI)** – Shenzhen-Huizhou Roadway (Huizhou Section) (50%); Shenzhen-Huizhou Expressway (Huizhou Section) (33.33%)
- **Great Start Group Corporation (BVI)** – Roadway No.321 (Wuzhou Section) in Guangxi (45%)
- **Creative Profit Group Limited (BVI)** – Yulin Shinan to Dajiangkou Roadway in Guangxi (60%)
- **Tin Fook Development Limited (BVI)** – Rongxian Roadways in Guangxi (70%)

100%

- **Beltwood Group Limited (BVI)** – Guangzhou City Northern Ring Road (65.29%)
- **Cemac Developments Limited (BVI)** – Roadway No.321 (Deqing Section) in Zhaoqing (45%)
- **Ankan Developments Limited (BVI)** – Roadway No.1964 (Zhaojiang Section) in Zhaoqing (70%)
- **Attractive Returns Limited (BVI)** – Roadway No.1962 (Guangning Section) in Zhaoqing (55%)
- **Bronco Overseas Limited (BVI)** – Wuhan Airport Expressway (40%)
- **Sunny Start Group Limited (BVI)** – Yulin to Shinan Roadway in Guangxi (60%)
- **Forever Great Development Limited (BVI)** – Beiliu City Roadways in Guangxi (60%)
- **Achieve Success Limited (BVI)** – Roadway No.1959 (Qingxin Section) in Qingyuan (75%)

100%

- **Moscan Developments Limited (BVI)** – Roadway No.324 (Gaoyao Section) in Zhaoqing (40%)
- **Ever Honest Limited (BVI)** – Roadway No.1960 (Sihui Section) in Zhaoqing (50%)
- **Foresight International Limited (BVI)** – Hui-Ao Roadway (50%)
- **Activate International Limited (BVI)** – Tate's Cairn Tunnel Company Limited (29.5%)
- **Ocean Sky Group Limited (BVI)** – Yulin Shinan to Guigang Roadway in Guangxi (60%)
- **Hoi Wing Development Limited (BVI)** – Cangwu County Roadway in Guangxi (70%)
- **Prime View Limited (BVI)** – Roadway No.1967 (Xinxing Section) in Yunfu (55%)
- **Grant Returns Limited (BVI)** – Shuangjin Roadway (Gaoyao Section) in Zhaoqing (61%)

100%

- **Profit Union Limited (BVI)** – Roadway No.1958 (Deqing Section) in Zhaoqing (65%)
- **Eternal Cheers Limited (BVI)** – Roadway No.1906 (Qingcheng Section) (80%)
- **Gracefield International Limited (BVI)** – Roadway No.321 (Gaoyao Section) in Zhaoqing (55%)
- **Boswell Investments Limited (BVI)** – Roadway No.1962 (Gaoyao Section) in Zhaoqing (60%)
- **Beauty Field Limited (BVI)** – Shanxi Taiyuan to Gujiao Roadway (Gujiao Section) (60%/90%)
- **New Broadway Limited (BVI)** – Shanxi Taiyuan to Gujiao Roadway (Taiyuan Section) (60%/90%)
- **Economic Velocity Limited (BVI)** – Taiyuan to Changzhi Roadway (Changzhi Section) (60%/90%)
- **Lucky Strong Limited (BVI)** – Roadway No.309 (Changzhi Section) (60%/90%)

100%

- **Phonic Investments Limited (BVI)** – Gaoming Bridge (30%/80%)
- **Skyling Profits Limited (BVI)** – Zhaoqing Deqing Xijiang Bridge (60%)
- **Stalagmite Investments Limited (BVI)** – Yangtze River Bridge No.2 (48.86%)
- **Mark Base Development Limited (BVI)** – Tianjin Yonghe Bridge (90%)

ENERGY

100%

Banderole Investments Corporation (BVI)
Zhujiang Power Station-Phase I (50%)

Altima International Limited (BVI)
Zhujiang Power Station-Phase II (25%)

Viney Resources Limited (BVI)
Shunde De Sheng Power Plant (60%)

Lucrative Rich Limited (BVI)
Sichuan Qianwei Dali Power Plant (60%)

Beauty Ocean Limited (BVI)
Companhia de Electricidade de Macau-CEM, S.A. (20.33%)

Modern Spirit Limited (BVI)
New QU Energy Limited (22.5%)

WATER TREATMENT

100%

Beauty Ocean Limited (BVI)

Sociedade de Abastecimento de Aguas de Macau S.A.R.L. (42.5%)

Nanchang Shuanggang Water Supply Co., Ltd. (25%)

Zhongshan Tanzhou Water Supply Co., Ltd. (29%)

Lianjiang Sino French Water Supply Co., Ltd. (30%)

Dongguan New Era Microfiltration Equipment Co. Ltd. (25%)

Zhongshan Municipal Dafeng Water Supply Co. Ltd. (33.06%)

Zhongshan Sino French Water Supply Co. Ltd. (33.06%)

Changtu Sino French Water Supply Company Limited (35%)

Shenyang Public Utility Holdings Company Ltd. (4.32%) (LC)

Baoding Sino French Water Supply Co. Ltd. (45%)

Siping Sino French Water Supply Co. Ltd. (25%)

Zhengzhou Sino French Water Supply Co. Ltd. (25%)

Zhengzhou Sino French Raw Water Co. Ltd. (25%)

Shanghai Spark Sino French Water Supply Co. Ltd. (25%)

Shanghai Chemical Industry Park Sino French Water Development Co. Ltd. (25%)

Xinchang Sino French Water Supply Co. Ltd. (25%)

Panjin Sino French Water Supply Co. Ltd. (30%)

CARGO HANDLING

100%

Seashore Development Limited (BVI)
Pacific Ports Company Limited (75%) (LC)

TELECOMMUNICATIONS, MEDIA & TECHNOLOGY

100%

Modern Links Limited (BVI)
chinadotcom corporation (11.29%)* (LC)/China Internet Corporation Limited (31.66%)

Rich Profession Limited (BVI)
Integrated Telecom Express, Inc. (3.51%) (LC)

Sunford Express Limited (BVI)
Group Sense (International) Limited (8.43%) (LC)

New World Xianglong Communication Ltd. (BVI)
Shenzhen New World Xianglong Network Technology Company Limited (84.456%)

Standard Tracker Limited (BVI)
Shenzhen New World Xianglong Technology Development Company Limited (84.456%)

Viewpoint Enterprises Limited (BVI)
PrediWave Corporation (30%)

87.5% **Oasis Online Limited (BVI)**
byair Corporation (30.4%)

66.66% **Milestone Overseas Limited (BVI)**
LinkAir Communications, Inc. (20.77%)

100% **Supreme View Limited (BVI)**
LinkAir Communications, Inc. (6.7%)

ROAD & BRIDGE PROJECTS
ENERGY PROJECTS
WATER TREATMENT PROJECTS
CARGO HANDLING PROJECTS
TELECOMMUNICATIONS, MEDIA & TECHNOLOGY PROJECTS
WFE WHOLLY FOREIGN-OWNED ENTERPRISE
LC LISTED COMPANY

** including 0.1% directly held by New World Infrastructure Limited*

A Nation on the Move









The highways and byways of China fuel the economy by moving people and goods from one end of the nation to the other.

SEGMENT OVERVIEW

Roadway infrastructure remains one of the most profitable elements in the investment portfolio, providing NWI with stable expansion and a steady income stream. The development and upgrade of new and existing road networks is vital to facilitate inter-provincial trade and transportation flows. As this network consolidates, the traffic flow on NWI roads will begin to improve substantially.

As one of the largest nations in terms of total land mass, China has constructed an impressive road network. At the end of 2001, this network ranked fourth in the world with a total length of 1.7 million km. Within this total the expressway portion ranks second, with some 19,000 km of expressways. More recently, there has been notable improvement in the network as Class II or above roadways reached 227,000 km in length, or some 13% of the grand total.

Given the government priority of developing road infrastructure, investment opportunities are notable. Total road construction investment exceeded Rmb260 billion in 2001. This was the fourth straight year that investment surpassed the Rmb200 billion mark.


Distribution of Length of Highways
(km)
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
97 98 99 00 01
Year
Below Class IV
Class III & IV
Class II
Class I
Expressway

Source: China Statistical Yearbook 2002

Positive Economic Factors

China's economic growth continues and this is good news for road sector investors. A change in consumption patterns has followed increases in personal income levels and this has both a direct and indirect impact on the sector. Studies show the development of the road network provides synergy for economic expansion – and vice versa.

Another indirect benefit of economic expansion on the road network is seen in the housing sector. As individual income levels rise, consumer confidence translates into home purchases. In 2001, sales of residential buildings increased by 25%, reaching Rmb402 billion. The road network benefits as these communities require extensive links to major centers.

Under the Tenth Five-Year Plan, the central government plans to construct 200,000 km of additional roadways. Expressways will reach 25,000 km while Class II or above roadways will represent 280,000 km, or about 18% of the total. Overall, road density is expected to reach 16.7 km per 100 sq. km. One of the main focuses of the current road development plan is West China. Opportunities created by this expansion will attract foreign investors.

GDP Growth Rate in 2001


14%
12%
10%
8%
National
6%
4%
2%
0%
Guangdong
Guangxi
Shanxi
Hubei
Tianjin
Hong Kong

Source: China Statistical Yearbook 2002

Road Segment

NWI invested in 34 road projects covering 1,146 km and four provinces (Guangdong, Guangxi, Shanxi and Hubei), one municipality (Tianjin) and one Special Administrative Region (Hong Kong). Up to October 2002, one project was disposed and one project was not operational.

Guangdong Road Network

Guangdong has the most comprehensive road system. Each year Guangdong invests more on highways than any province. Currently, Guangdong has a total road length of 104,798 km with a density of 58.4 km per 100 sq. km. Expressways and Class I & II Highways compose 21% of the network. Overall, highways handle 69% of freight traffic and 92% of passenger transport.

To bolster the economy, Guangdong is improving traffic flows by building an inter- and intra-provincial network. According to the Tenth Five-Year Plan, an investment of over Rmb100 billion is earmarked for road construction. Moreover, the standardization of toll collection, which encompasses vehicle category and toll rates, is to be implemented in 2003. The impact of such a move on the NWI network is expected to be minimal.

NWI invested in over 20 roads across Guangdong for a combined road network length of 757 km. These roads are grouped into four areas: Southern, Western, Northern and Eastern.

Southern Guangdong	No. of Roads: 2	Length: 84.4 km
Guangzhou City Northern Ring Road		22.0 km
Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section)		62.4 km

Western Guangdong	No. of Roads: 10	Length: 349.2 km
Roadway No. 321 (Fengkai Section)		42.0 km
Roadway No. 321 (Deqing Section)		79.0 km
Roadway No. 321 (Gaoyao Section)		23.8 km
Roadway No. 1962 (Gaoyao Section)		32.4 km
Roadway No. 1958 (Deqing Section)		30.0 km
Roadway No. 1967 (Xinxing Section)		25.0 km
Roadway No. 324 (Gaoyao Section)		24.0 km
Roadway No. 1969 (Gaoyao Section)		27.0 km
Roadway No. 1964 (Zhaojiang Section)		32.0 km
Shuangjin Roadway (Gaoyao Section)		34.0 km

Northern Guangdong	No. of Roads: 5	Length: 179.9 km
Roadway No. 1959 (Qingxin Section)		26.6 km
Roadway No. 1906 (Qingcheng Section)		26.8 km
Roadway No. 1960 (Guangning Section)		60.0 km
Roadway No. 1960 (Sihui Section)		47.0 km
Roadway No. 1962 (Guangning Section)		19.5 km

Eastern Guangdong	No. of Roads: 3	Length: 143.0 km
Shenzhen-Huizhou Expressway (Huizhou Section)		34.7 km
Shenzhen-Huizhou Roadway (Huizhou Section)		21.8 km
Hui-Ao Roadway		86.5 km

Southern Guangdong

Guangzhou City Northern Ring Road (GNRR) remains an important AOP contributor. This roadway passes through high traffic areas in Guangzhou, linking the eastern and western sections of the city. This year GNRR was acclaimed by the Guangzhou Municipal Government as one of the most advance organizations in environmental innovation.

The GNRR average daily traffic flow decreased 7.8% to 120,556 vehicles in FY2002. The fall in traffic flow was due to a temporary traffic diversion to adjacent roads as construction continued on surrounding roads and the restriction of traffic flows during the busy Guangzhou Autumn Trade Fair. In addition, non-Guangzhou registered vehicles were encouraged to travel on the Guangyuan East Road, as toll collection was not scheduled to commence until December 2001.

The Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) (BZGZ) is a 62.4 km expressway connecting the central and southern part of Guangdong. Section I connects to Humen Bridge at Nansha and Section II links Panyu and Zhuhai via Zhongshan. The average daily traffic flow of BZGZ I & II rose by 11.3% and 24.1% respectively between FY2001 and FY2002. The rise was mainly due to more drivers recognizing the convenience of using BZGZ to travel within southern Guangdong. It is expected that economic and tourism development in the region will continue to support the traffic growth of BZGZ.

Western Guangdong

The Western Guangdong Network serves local and cross-border traffic for west Guangdong and east Guangxi. The network radiates from Zhaoqing and has feeder roads directing traffic to key centers. Sections of the inter-provincial Roadway No. 321 are major cash flow generators and the entire Zhaoqing-Wuzhou section is owned by NWI.

Average daily traffic flows for most sections of the Western Guangdong Network rose in FY2002 due to the completion of Roadway No. 321 and improvements in the surrounding network. The exceptions were Roadway No. 1958 (Deqing Section) and Shuangjin Roadway (Gaoyao Section). There were no toll rate increases in FY2002.

NWI expects traffic to increase for Roadway No. 321 as the connecting road network improves. The commitment to develop West China will enhance the economy of Guangxi and support traffic flows. Above all, the Deqing and Fengkai sections are expected to benefit from a substantial increase in cross-border traffic.

During the year, Roadway No. 321 (Deqing Section – Yuecheng Toll Station), Roadway No. 324 (Gaoyao Section – Xinqiao Toll Station) and Roadway No. 1969 (Gaoyao Section – Xinhuo Toll Station) were presented with the 2001 Advanced Management Toll Station award from the Zhaoqing City Roadways Bureau.

Northern Guangdong

The average daily traffic flow in Northern Guangdong Network increased in FY2002 given the popularity of road transport and an improved economic climate. The Northern Guangdong Network benefits from the migration of industries, many of which have moved from the high-cost Zhujiang Delta to outer Guangdong. Meanwhile, the government is eager to promote tourism and this should increase traffic flows.

Roadway No. 1906 (Qingcheng Section) commenced operations in September 2001 and a toll rate increase was approved in July 2001 for Roadway No.1959 (Qingxin Section).

Eastern Guangdong

The increase in average daily traffic flow remained healthy and steady for all projects in Eastern Guangdong. The expansion of traffic growth was mainly attributed to the rapid development in the surrounding area of Yantian Port, increased throughput at the port facilities, increased traffic from connecting roads and the recent establishment of a petrochemical refinery plant in the Huizhou Bay Area.

Guangxi Road Network

The Guangxi Road Network shows promise. The dynamics that drive the road sector in Guangxi Autonomous Region attract a growing amount of foreign investment. Due to the influx of investment, Guangxi expanded the length of its highways by 1,842 km to 54,752 km in 2001.

Still, the condition of the existing road network is poor. Expressways and Class I & Class II Highways account for just 10% of the total in 2001. In an effort to alleviate traffic pressures, Guangxi will construct links to the National Trunk Highway. By 2005, the Guangxi highway network is expected to reach 60,000 km. This is key to economic expansion, as highways remain the primary choice of freight transportation.

Guangxi Road Network No. of Roads: 7	Length: 175.4 km
Beiliu City Roadways	39.8 km
Rongxian Roadways	26.0 km
Yulin-Shinan Roadway	27.8 km
Yulin Shinan-Dajiangkou Roadway	38.7 km
Yulin Shinan-Guigang Roadway	20.0 km
Roadway No. 321 (Wuzhou Section)	13.0 km
Cangwu County Roadway	10.1 km

All NWI roads are fully operational in Guangxi other than the Yulin Shinan-Guigang Roadway. NWI may withdraw from Yulin Shinan-Guigang Roadway due to government plans to construct an expressway parallel to this road that runs from Nanning to Guangzhou. The performance of roadways is mixed. Four roads showed improvement in the average daily traffic flow in FY2002. In addition, toll rate increases were approved for Cangwu County Roadway and Beiliu City Roadways. However, the traffic flow of Beiliu City Roadways and Rongxian City Roadways decreased due to the usage of new roadways. However, the situation will stabilize as the local government adjusts the overall planning of city road network to avoid competition between roadways.

The Guangxi Network will benefit from economic expansion and the growth in freight traffic at Beihai Port, one of the largest ports in the province. Furthermore, traffic to the road network will improve significantly after the completion of an expressway between Nanning and Shinan (part of Nanning-Guangzhou Expressway) in 2004.

Shanxi Road Network

Shanxi's economic strategy hinges on the construction of roads, resource development and tourism promotion. For these reasons Shanxi is committed to improving its inter- and intra-provincial network over the next five years. The road length should reach 60,000 km by 2005, with Class II Highways or above expanding by 3,000 km.

Shanxi is China's largest coal producer and its resource is carried by rail and road to Beijing, Tianjin and other cities. Freight traffic via highways and railways reached 615 million tons and 320 million tons respectively in 2001. With coal as a vital input for power Shanxi is promoted as an industrial hub that can save on inter-provincial transport costs.

Shanxi Road Network No. of Roads: 5	Length: 131.7 km
Shanxi Taiyuan-Gujiao Roadway (Taiyuan Section)	23.2 km
Shanxi Taiyuan-Gujiao Roadway (Gujiao Section)	36.0 km
Roadway No.309 (Changzhi Section)	22.2 km
Taiyuan-Changzhi Roadway (Changzhi Section)	18.3 km
Jincheng-Jiaozuo Expressway (Shanxi Section)	32.0 km

All of the Shanxi Road Network is operational, except for Jincheng-Jiaozuo Expressway (Shanxi Section), which was disposed of in September 2002. Within the network, Roadway No. 309 (Changzhi Section) and Taiyuan-Changzhi Roadway (Changzhi Section) benefited most from rising coal truck traffic.

With an emphasis on infrastructure development, plans to construct a new power plant and rising tourism flows, the Shanxi economy continues to grow and NWI roadways benefit.

Wuhan City Project

Wuhan's central location makes the city an ideal transportation hub. Both the Beijing-Zhuhai Expressway and the Shanghai-Chengdu National Highway cross the city. Highways are a major method of transporting goods but road development cannot support traffic levels. Some Rmb9.7 billion will be invested to improve the network and expressways are expected to expand by 60% by 2005.

Wuhan Airport Expressway (WAE) is the only connection between Wuhan Tianhe Airport and Wuhan City. Average daily traffic flow rose by 16.6% in FY2002 as Wuhan Airline moved to Tianhe Airport in January 2001. The average toll per vehicle showed an increase of 36.1% due to a rate increase of 45% approved by the Hubei Provincial Government, effective as of April 2001. With growth in tourism and the introduction of international flights, traffic on WAE is expected to improve.

Tianjin Project

Tianjin is a vital trade and industrial hub that serves North China. Tianjin enjoys preferential tax treatment and is a magnet for foreign capital as a Free Trade Development Zone. Freight traffic is heavy as six National Highways pass through Tianjin. Due to a number of factors, foreign enterprises find the city a strategic location from which to build businesses.

Tangjin Expressway (Tianjin North Section) (TEN) serves intra-provincial traffic. Since Section II of the expressway commenced operating in January 2001, transportation to Tianjin port and Tianjin City is more convenient. Linkage to highway networks in Shenyang is possible through the Beijing-Shenyang Expressway. The opening of Tangguxi toll station in December 2001 links Tangjin Expressway to Beijing-Tianjin-Tanggu Expressway.

Average daily traffic flow on TEN rose by 14.9% in FY2002. This was primarily due to the growing convenience of using the expressway and improvements in the surrounding road network. With the start of operations of Section II of TEN, average toll rates per vehicle increased by 31.7% in FY2002 as a result of longer travel distances.

The construction of the 66 km Tangjin Expressway South Section will be completed by 2004. When this section is connected with TEN, there will be a positive impact on traffic flows.

Hong Kong

Hong Kong boasts one of the world's best infrastructures and China plays an important role in pushing road expansion plans. Since reunion with the Mainland, the level of cross-border traffic has intensified and alternative transportation routes between Hong Kong and the Mainland are currently being studied. In 2001, it is estimated that cross-border vehicles carried over 9.1 million tons of goods into Hong Kong.

Within the road portfolio, Tate's Cairn Tunnel remains a valuable asset. The average daily traffic flow and average toll rate remained stable at Tate's Cairn Tunnel throughout FY2002.

Bridge Segment

Bridge Project	No. of Bridges: 6	Length: 7.0 km
Wuhan Bridge Development		4.0 km
Gaoming Bridge		1.1 km
Zhaoqing Deqing Xijiang Bridge		1.4 km
Tianjin Yonghe Bridge		0.5 km

The bridge portfolio is composed of four bridge projects. The performance of the bridge segment improved as it experienced an overall increase in traffic volume in FY2002.

Gaoming Bridge is a vital passage connecting East and West Guangdong. Average daily traffic flow rose by 5.6% in FY2002. With the opening of the entire Guangzhou outer ring road in the near future it is expected that the traffic flow of Gaoming Bridge, which links to the outer ring road through a connecting road, will benefit. Zhaoqing Deqing Xijiang Bridge links Deqing County with Luoding City and Yunan County. The average daily traffic flow increased in FY2002.

Wuhan Bridge Development includes Yangtze River Bridge No. 2. Wuhan Municipal government imposed traffic control measures in early 2002 to divert traffic from Yangtze River Bridge No.1 to Yangtze River Bridges No.2 and No.3 to surmount the over-utilization problems. Due to this factor, average daily traffic flow for the Yangtze River Bridge No.2 increased by 11.8% in FY2002.

Yonghe Bridge is 510 meters in length and connects Tangjin Expressway to Tianjin City. Average daily traffic decreased by 13.7% in FY2002. This was mainly because of a traffic diversion to Tangjin Expressway (Tianjin North Section) Section II. In addition, some traffic was diverted to nearby roads during the renovation of Jinhan Road from July to September 2001.

Power to Grow













Energy is the lifeblood for economic growth as well as a major factor in the improvement of living standards for an entire nation.

SEGMENT OVERVIEW

The energy segment has always been a strategic imperative for NWI. The steady growth of the power industry has opened new vistas in this segment of the basic infrastructure portfolio. As is always the case, the profitability of the power sector is based on the ongoing expansion of the PRC economy. Economic growth shows no signs of abating, so the prospects for NWI in the energy segment remain solid.

China has always been a major player in the global energy market due to the size of its population and the pace of economic growth. By the end of 2001, China ranked second in the world with generating capacity of nearly 340 GW. Thermal power represents 75% of installed capacity, hydro 24% and nuclear just 1%. Overall, China expects to increase generation capacity to 390 GW by 2005.

With strong growth in consumption levels for both individual consumers and enterprises, the demand for power increases on a yearly basis. The economic growth associated with accession to WTO and improved standards of living are major contributing factors to sustain growth in this market. Currently, electricity consumption growth rates are moving closely in line with the economy. For instance, in 2001 electricity consumption rose by 8% to 1,453 TWh while GDP grew by some 7.3%.


2001 Installed Capacity in China
1%
75%
24%
Hydro
Thermal
Nuclear


2001 Electricity Generation in China
1%
81%
18%
Hydro
Thermal
Nuclear

Structural Reforms

The central government is moving at full speed to break the state monopoly currently exercised over the electricity supply. Policy reforms in this area look to decrease cost, to raise efficiency levels and optimize the use of resources. With the adoption of tariff reforms and new pricing mechanisms, the government is dedicated to forming rational and transparent supervisory regulations in this sector.

Presently, China is undergoing a long and arduous restructuring process. The current regulatory and industry structure create different platforms for the various players. This leads to different interests among *independent power producers, state-owned generation* units and state-owned transmission and distribution operations. Such an initiative encourages a more competitive environment with a fair and sustainable operation and development climate.

As part of the reform of the power sector, China will establish four or five independently operated national power generation companies, each with a capacity of 30 GW to 40 GW. By regrouping power transmission networks China will establish a national power network company, comprising five regional companies in the northern, northeastern, northwestern, eastern and central areas. An independent South China network will operate power transmission in the provinces of Guangdong, Hainan, Yunnan and Guizhou as well as in Guangxi Autonomous Region.

Essentially, China has conducted a thorough industrial review to rebalance the focus on power generation, transmission, distribution and sales. To translate this initiative into monetary terms, an affordable end users' tariff will be divided amongst these four segments according to a new proportion. Competitiveness is key for all players. In the future, power producers will bid to sell through the power pooling system. Eventually, end users may be able to choose favorite suppliers based on price and service levels.

Five-Year Power Plan

As part of the ongoing reform process in the power sector, the government is continuing with plans to improve urban and rural distribution networks on a nationwide basis. To do so the government is initiating construction projects of power grids throughout the country. This effort will improve the efficiency of the industry.

At the moment, the discrepancy between supply and demand varies dramatically between regions. For example, the northeast and Hainan power grids have relatively high excess capacity and that situation is expected to continue. The central China and Sichuan grids experience excess capacity only in the rainy season due to a focus on hydro-power. On the other hand, peak load demand for coastal provinces is expanding and Guangdong may suffer from power shortages.

In the coming year, the government will continuously push forward the West-to-East Transmission Program to resolve the geographic resource imbalance problem. The objective is also to tackle increasing peak demand along the coastal provinces. To enhance the system, regulators are placing a priority on environmental protection to promote water and oil conservation. These initiatives will allow China to better develop a sector that is critical to ongoing economic growth.

Guangdong Market

It comes as no surprise that Guangdong Province is the nation's leader in industrial output once again in 2001. Year after year this booming southern province has managed to produce stellar numbers. Over the next five years, the industrial dynamos of Guangdong are expected to lead the province to an average GDP growth of 9% per annum. However, Guangdong's leading position comes at a price: the power grid system must run at full capacity to meet peak consumption loads and there is a danger of power shortages.

A lack of energy resources within Guangdong has forced the province to import 90% of its resources from other regions to fuel power generating facilities. Despite the fact that Guangdong has the highest installed capacity of 32 GW and power generation of 123 TWh in 2001, the province also has the highest consumption. With a consumption rise of 21% to 120 TWh in 2001, Guangdong is on the road to another record year in 2002.

Guangdong has the highest end users' tariff among all provinces. In order to close the gap, the Guangdong end user's tariff was cut severely in May 2002. The Guangdong government wants to achieve an uniform urban and rural residential tariff at not higher than Rmb0.79 per kWh by the end of 2002. This excerts pressure on all levels of industry, especially power producers, and this policy may create more generation volume. NWI will continuously manage its cost at the most efficient level and on an environmental friendly basis to be competitive in the market.

Sichuan Province

Power generation activity increased substantially in Sichuan Province. Electricity sold by Sichuan suppliers rose by 15% in 2001 over 2000, and additional growth of 10% is expected in 2002. One reason is a surge in rural demand with the completion of the initial phase of the rural power-grid reconstruction in first quarter 2002. Another is the connection of the

Sichuan power grid to the energy hungry coastal region. Currently, Sichuan supplies 15,000 GWh of electricity to other provinces annually. These exports will rise as economic activity for central and western regions show signs of improvement following a development campaign launched in 1999.

OPERATIONAL REVIEW

NWI operated five power plants in China and Macau with a total capacity of 1,924 MW in FY2002. The portfolio includes: Zhujiang Power Stations (ZPS) Phase I & II and Shunde De Sheng Power Plant (DSP) in Guangdong; Qianwei Dali Power Plant (QDP) in Sichuan; and, Companhia de Electricidade de Macau-CEM, SA (CEM) in Macau. NWI owns a stake in New Qu Energy (New Qu), an alternate energy producer serving the Mainland market.

ZPS Phase I, whose generation exceeds the minimum off-take amount, was a prime growth generator with a 12.4% surge over FY2001. The generation capacity of ZPS Phase II decreased slightly due to maintenance. However, the average tariff for Phase I and II rose slightly due to the elimination of power bidding for electricity sold in FY2002.

DSP is a major power producer in Shunde and operates at a high efficiency rate to cope with expanding demand for the district. Power sales rose 3.9% because of an upsurge in demand for Guangdong Province. Sichuan's QDP achieved impressive growth with generation rising 15.2%. This is due to government policies to develop the central and western provinces as well as increased energy demand from rural areas.

In Macau, CEM maintained its exclusive right to supply electricity for a 25-year period ending in 2010. Given this franchise, CEM achieved stable growth in FY2002, as gross generation rose 5.6% over FY2001. To meet growing demand, CEM is constructing a power plant composed of two phases with total capacity of 136 MW. The first phase commenced operations in January 2002 and the second expects to be operational by 2003.

New Qu secured an important Memorandum of Understanding to commence work on transportation infrastructure projects in Tibet. In cooperation with the local authorities New Qu will deal with the permafrost problems plaguing the Qinghai-Tibet Railway and the Qinghai-Tibet Highway.

Outlook

The energy segment is expected to continue its solid performance due to a variety of favorable factors. Guangdong is in short supply of power. This bodes well for the expansion program of the Guangdong power plants. Meanwhile, QDP will maintain stable growth in the coming year as the plant benefits from power grid reform and government policies to bolster the economies of central and western provinces.

In Macau, the additional installed capacity of CEM will come online. This expansion in generation capacity will allow CEM to cope with increased demand in the area.

Finally, in the alternate energy sector NWI is expecting to announce more breakthroughs. Over the course of the coming year, New Qu products and applications will enter the market. This alternate energy company is expected to build on its Tibetan success with more contracts.

Conserve to Sustain







The ability to produce clean water and to protect the environment is the challenging mission of the water treatment industry.

SEGMENT OVERVIEW

Due to an impressive round of government reforms water treatment is one of the most promising sectors for foreign investors in the infrastructure arena. Based on a long-term commitment to reform the water tariff system, investors interested to operate treatment facilities enjoy an environment that presents many opportunities. As a leading investor in this sector NWI is positioned to take advantage of these opportunities.

The water treatment sector is on the road to liberalization. Above all, the overhaul of treatment facilities will create numerous benefits. However new and old challenges must be addressed in the years ahead. For instance, water supply efficiency remains a serious issue considering the large amount of wastage. Although China's water consumption is equal to that of the US the nation's GDP is substantially lower at less than 15% of the US total.

It is commonly believed that many of the challenges faced by water sector regulators can be countered by a solid public relations campaign. Basically, the government must build awareness of the benefits of conserving water to the populace as a whole. Presently, water is still considered to be a welfare commodity rather than a commercial product. Until this philosophy changes the task of reform will be difficult. In order for the sector to become more efficient, the country must tackle the issue of poor management and allocation of resources.

Nonetheless, the necessity to overhaul the water system is a critical task for the government. Failure to act in this area would have social repercussions. Explosive urban growth has led to greater demands on the water supply system. In addition, intense shortages, uneven distribution of resources and severe deforestation in the northwest has exacerbated the problem. However, the government can surmount this challenge and a suitable program is being enacted at various governmental levels.

Government Policy

The central government commitment to water sector reform is defined in the Tenth Five-Year Plan. This plan strongly emphasizes the government's dedication to protect water resources while promoting the ideals of intelligent conservation. In this way, the government hopes to dramatically improve recycling efforts within five years.

More specifically, there are plans to increase water sewage capacity by some 26 million cubic meters per day over the next five years. In addition, a program is underway to process some 45% of polluted water in urban areas. Most importantly, the government will establish a reasonable water tariff system by increasing tariffs throughout the nation.

To further its comprehensive reform policy, China will invest Rmb600 billion to Rmb700 billion on environmental protection. This is a large amount by any standard and the spending of these funds presents a boom for environment products and services. If the government can maintain this commitment to environmental protection China will soon reach the average level of developed countries.

Reform of Water Tariffs

Low water tariffs remain a perennial problem, but efforts have been made to improve the situation in recent years. Since water is treated as a welfare commodity, tariffs remain unreasonably low. These low tariffs do not support water conservation policies and huge amounts of water are wasted everyday because of carelessness. Inefficient systems and a lack of substantial investment have led to wastage, making the entire sector unprofitable in its current condition.

To combat this problem, tariff reform is a priority in the Tenth Five-Year Plan. Under the City Water Supply Tariff Regulation water is officially deemed a commercial commodity. According to the regulation, the government will establish a reasonable tariff system by increasing the price of water incrementally over the next five years.

The Ministry of Water Resources has remarked that in addition to this tariff increase water resources are protected under a legal framework. The result will create a progressive tariff system based on usage before 2005. Under such a system the water tariff will vary, depending on cities and other factors. Finally, recycled water and clean water will carry different pricing parameters to present a fair market value.

Room to Rise

In terms of the economic repercussions of tariff increases there seems to be room within individual budgets to absorb change. Water expenses represent only 1.3% of personal income of urban citizen, which is much lower than the international standard of 4%. This translates into only 0.2% to 0.5% of a consumer's personal expenditure. This leeway in pricing is a good sign for those interested in a profitable water sector.

Clearly, the government continues to put effort and thought into the tariff reform. Regulators are in the process of establishing a reasonable tariff and the policy is being enacted in cities such as Beijing and Shanghai. Presently, water prices for daily consumption by local citizens in these cities have risen from Rmb2 to Rmb2.5 per ton.

The benefits of increasing tariffs by increments are huge. The government maintains this will trigger public awareness of the scarcity of water and promote conservation. Such a policy will increase profits within the industry and operators will benefit from reform. In this way the industry can attract more investors and the system will improve with an influx of capital. Finally the tariff reform should substantially decrease water pollution levels throughout the country.

Sewage Treatment

The level of water pollution has grown to alarming proportions and if nothing is done the problem can only worsen as the urban population expands at a rapid rate. At present, cities and towns release about 137 million tons of waste-water daily, but only 6% of this amount is treated. In addition, the water recycling rate is about 40%, compared to 75% to 80% in most developed countries.

If left unresolved, the slow progress in tackling waste-water treatment means China will face a challenge to maintain its current pace of economic development. Outdated systems and a severe lack of funds are the primary hurdles to future improvements. In an effort to attract substantial foreign investment the government has established favorable conditions in the waste-water treatment sector.

According to the Ministry of Construction's water blueprint, all cities will be required to establish waste-water treatment facilities. This guideline will call for facilities to process 45% of a city's sewage by 2005 and up to 60% by 2010. Due to this program, investment in waste-water treatment is estimated to reach Rmb300 billion over the next decade.

This move will have a resounding impact on the economy. Experts estimate that if all cities above county level install sewage treatment facilities, there will be a demand of Rmb400 billion for the construction and upgrade of treatment plants. At this level, the sewage treatment rate would increase from 6% to as much as 50%. All cities will be required to levy a sewage treatment fee by the end of 2003. The foundation of the sewage drainage and central treatment increases construction levels of treatment infrastructure.

OPERATIONAL REVIEW

In August 1997, NWI acquired a 50% equity interest in Sino-French Holdings (Hong Kong) Ltd. (Sino-French), a joint-venture company with Suez Water (formerly Suez Lyonnaise des Eaux, SA). Through its interest in Sino-French, NWI holds stakes in one Macau water treatment plant, 13 China water treatment plants, a water micro-filtration equipment manufacturing plant, a waste-water treatment plant and a 4.3% interest in Shenyang Public Utility Holdings Co. Ltd.

During this year, Sino-French made a number of important investments and extended its geographic coverage. Sino-French invested in four PRC water treatment plants: Shanghai Spark Water Plant, Xinchang Water Plant, Panjin Water Plant and Qingdao Water Plant. Sino-French also invested in the Shanghai SCIP Waste Water Plant.

The daily aggregate capacity of the water portfolio reached 2.8 million cubic meters in FY2002. All projects were operational by October 2002 and contributed to AOP except for Lianjiang Water Plant and Shanghai SCIP Waste Water Plant. Other than the Macau, Tanzhou and Shanghai Spark water plants and Shanghai SCIP waste water plant, which are under concession agreements, all PRC plants have off-take agreements with a municipal supply company or are fixed return investments.

All operational PRC projects, with the exception of newly invested projects, experienced growth in water volume invoiced. For some plants this was a result of strong demand, for others it was the impact of a full year of operations or fixed invoice volume arrangements.

Of all projects, the greatest revenue contributor was the Macao Water Supply Co. Ltd. (SAAM), a utility operating under a 25-year concession agreement granted by Macau. Both the production volume and the tariff remained stable. However, SAAM net profit decreased by 4.7% due to a decrease in revenue from other sales and provisions for current assets.

Four water plants and one micro-filtration equipment plant serve Guangdong. These projects experienced solid growth in water production and net profit due to the prosperity of the region. The upgrade work at Zhongshan Tanzhou will be completed in 2002 and the daily capacity will rise by 80,000 cubic meters per day, up 33% over 2001. Zhongshan Dafeng and Quanlu witnessed a tariff rise during the year. Nanchang Water Plant was the only one to experience a drop in net profit, the primary factor being a downward adjustment in tariffs under an agreed-return model.

Among water plant projects, Shanghai Spark Water Plant started operations in January 2002. Xinchang Water Plant, which serves Zhejiang Province, has a total capacity of 40,000 cubic meters per day, though this will rise to 100,000 upon completion of the facility.

This was both a difficult and interesting year for Shenyang Public Utility Holdings in 2001. Despite an 8.9% increase in turnover the net profit dropped 33.8%. The reasons for this were a provision for doubtful receivables and a progressive water tariff scale introduced by government to conserve water in view of the drought in northeast and power grid reform. However, Shenyang Public Utility Holdings is cash rich after the disposal of its entire interest in Shenyang Water for Rmb900 million in June 2002.

Outlook

Given the factors noted above, the future for the water treatment segment looks promising. NWI is prepared for expansion based on the government's solid commitment to tariff reform, an influx of foreign investment and a growing market in water treatment related areas – such as environmental products and treatment plants. The acquisition of plants combined with growth in demand will drive AOP contribution.

One nationwide factor to affect the water treatment business is the high water leakage rate in the distribution network. Sino-French is assisting local water companies to revamp the network to improve the leakage rates substantially. The success of this initiative is expected to reduce water leakage and enhance profitability.

In Guangdong, the growth of the water treatment business continues. Sino-French water supply companies will extend distribution coverage to nearby areas and the surrounding townships through the acquisition of small private plants. These joint ventures show promise as they have a monopoly to supply and distribute water. In addition, Zhongshan Tanzhou will construct Phase II if demand remains strong.

In Macau, the water treatment business remains stable. The current production capacity of 255,000 cubic meters per day will be sufficient to fulfill demand for the next five years. The implementation of a cost savings plan remains a key driver for SAAM growth.

Serve China, Reach the World


HANJIN

With China's recent entrance into WTO all eyes are on the cargo-handling sector as the trade sector kicks into high gear.

SEGMENT OVERVIEW

China stands prepared for another era of major change, one fuelled by accession to the World Trade Organization (WTO). This phase will see the domestic economy merge with the global arena. In so doing, China will see a transformation in all aspects of its commercial life. At the forefront of this evolution is the trade sector. After all, the concept of the WTO is a world where trade flows in an orderly fashion. Pacific Ports Co. Ltd. (PPC) is positioned to benefit from this transition.

China continues to build momentum despite the slow recovery of the developed economies. Though most of Asia has suffered from the global recession, the Mainland has maintained a steady economic growth rate. This is primarily due to an unexpected surge in exports coupled with robust domestic demand. Above all, consumer demand is critical to power economic growth and the government hopes to stimulate more spending by an increase in investment.

Hong Kong is faced with major structural changes in its economy due to the downturn in US markets and other factors. However, Hong Kong is likely to emerge from recession in second quarter 2003 given a rebound in trade and tourism. In the near-term, the weak US dollar will assist the Greater China export-led economy. The most direct benefit is in exports to Japan and Europe as PRC products are more competitive against the yen and euro.

Growth Opportunities

The potential of the PRC import market is enormous. Presently, the nation's share of world imports is on an upward course. The total share of global imports should rise to 6% by 2005, up from 3.8% in 2001. Global imports totaled an estimated US$6.4 trillion in 2001, according to WTO. If this grows at 4% per annum during 2001-2005, and China reaches the 6% benchmark, this will result in an import market of US$450 billion.

One reason for this rise in imports is a growing interaction with the Asian economies. According to trade data, the share of imports that flow from Asia has fluctuated between 30% and 37% since 1993. Even if the Asian region manages to maintain a 35% level of imports, the aggregate size could be an additional US$47 billion to US$73 billion by 2005. This is on top of US$85 billion of imports in 2001. Following this line of reasoning Asian imports to China could be 55% to 85% larger within four years.

Port Prosperity

Strong export growth, rising imports and consumer spending are catalysts for the cargo-handling sector. The sector benefits from trade flows as ports handle the majority of trade. Presently, ports handle over 80% of exports and 90% of imports. The 18,400 km coastline runs through 11 coastal provinces, cities and regions accounting for 40% of the population and over half the GDP. This drives the prosperity of the coastal region.

To support opportunities in the cargo-handling sector, the Tenth Five-Year Plan (2001-2005) focuses attention on container handling. The government goal is to achieve 20% growth per annum in this area and increase port-handling capacity to 60 million TEUs by 2005. This is an ambitious plan for a nation that has lagged behind in the containerisation of trade flows. However, this challenge is not insurmountable for a sector that has grown from strength to strength.

Hong Kong Port

Turbulent economic conditions, a deflationary environment and a significant economic restructuring have had an impact on Hong Kong. Nonetheless, the SAR remains the gateway to Mainland and its ranking as the busiest container port in the world cannot be downplayed.

The Hong Kong port sector has escaped the recent global turmoil relatively unscathed when compared to other parts of the economy. Container throughput fell just 1.5% to 17.8 million TEUs in 2001, but the numbers rebounded by 1% in the first five months of 2002. This indicates that the global economic downturn and weak domestic demand are gradually improving in first half 2002. Due to a reputation for efficiency and trade numbers that marked a strong improvement in mid-2002, Hong Kong port will remain a dominant force.

China Ports

WTO presents opportunities and new doors are swinging open across the country. Within five years of accession, studies suggest GDP growth may rise by an additional 0.5% to 2% annually. If the figure is closer to the 2% mark it will translate into US$20 billion, or the addition of the equivalent of the annual economy of Malaysia or Singapore.

WTO certainly benefits the PRC port industry. The only question is who will be the greatest beneficiaries. Export expansion will lead to throughput growth and an increase in the industrialization rate speeds restructuring in the port industry. Foreign investment rules will be further relaxed and this liberalization will attract investment in port facility construction. Finally, the port industry will benefit as new management methods and technology are introduced, thus narrowing the gap between international and domestic standards.


Transportation of Goods in China
Freight tonne-Kilometers (Billion tonne-km)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
92 93 94 95 96 97 98 99 00 01
Year
55%
54%
53%
51%
50%
49% 49%
47%
45%
45%
Highways
Railways
Waterways
Pipelines
Civil Aviation
Waterways as a percentage of total

Source: China Statistical Yearbook 2002

OPERATIONAL REVIEW

Pacific Ports Company Ltd. (PPC) maintained its operating performance levels during the fiscal year. This was remarkable given a global trade climate marred by recession. Though declines were experienced in some business segments others picked up the slack. Hong Kong operations remained solid in a period of declining trade volumes while PRC operations performed well on the whole.

Attributable operating profit (AOP) for PPC reached HK$360.8 million in FY2002, compared to AOP of HK$319.3 million for the previous year. Though performance was mixed most segments produced positive results, with notable growth coming from Tianjin and Xiamen. In addition, the completion of the merger at Xiamen Port allows PPC to enhance AOP prospects.

Hong Kong Review

CSX World Terminals Hong Kong Ltd. (CSXWTHK), operator of Container Terminal No.3, handled 1.37 million TEUs in FY2002, down from 1.74 million TEUs in FY2001. This drop was mainly due to a throughput decrease in Hong Kong.

ATL Logistics Centre Hong Kong Ltd. (ATL) recorded an occupancy rate of 93.6% in FY2002 which remains stable as compared to 92.7% in the previous year. Asia Container Terminals Ltd. (ACT), a co-developer of Container Terminal No.9 (CT9), is expected to commence operation in first half 2004.

Mainland Review

CSX Orient (Tianjin) Container Terminals Co., Limited reported a 15% rise in throughput volume to 884,000 TEUs in FY2002. Revenue rose by 20% to Rmb251.8 million and AOP rose 39% to HK$21.2 million, compared to FY2001. This was mainly due to the addition of new customers and more business from existing clients.

Xiamen Xiangyu Quay Co., Ltd. (Xiangyu), operator of Berth No.12 in Xiamen Port, recorded an impressive year. Throughput rose to 320,000 TEUs in FY2002, up 52% from 210,000 TEUs in FY2001. Revenues rose to Rmb95 million in FY2002, up 28% over FY2001. The figures were boosted by the inauguration of new shipping services and more business from existing customers.

Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. (Huijian), operator of Berths No.13 and No.14, completed quay structure construction of Berth No.14. In addition, Xiangyu entered into a merger agreement in June 2002 with Huijian and Xiamen Xiangyu Free Port Developing Co., Ltd. (Xiangyu Free Port). This merger consolidates the operations of Berths No.12 through 16 under one unified banner.

Xiamen Xinyuan Container Terminal Co., Ltd. saw an 18% fall in cargo consolidation to 11,325 TEUs in FY2002, though revenue only decreased 6% to Rmb9.2 million. New World Xiangyu Warehouse & Processing Zone Limited recorded revenues of Rmb2.7 million in FY2002, down 4% from FY2001 due to a drop in occupancy rates as non-renewal of some existing rental contracts is necessary to make room for the development of an advanced warehousing and logistics centre.

Outlook

All indications show a surge in the trade picture for FY2003. The Mainland recorded strong export numbers in mid-2002 and that will have a positive impact on AOP. Meanwhile, Hong Kong witnessed a turnaround on the back of regional trade growth. This is important given the scope of PPC's operations at Hong Kong Port.

Hong Kong will remain a major AOP contributor. Though South China ports are making a challenge, Hong Kong is the gateway to China and the world's largest container port. Hong Kong's competitive position will be maintained as no competitor can match its efficiency. PPC expects to enhance Hong Kong AOP with solid performances from CSXWTHK and ATL in FY2003. The completion of ACT in first half 2004 will improve earnings capacity.

Mainland Outlook

The strong growth rate of Tianjin and Xiamen ports is expected to continue in FY2003. The catalyst for an increase in trade volume is WTO accession and economic growth.

Tianjin Port will benefit from many positive developments. This trade and transportation hub is on Beijing's doorstep and will see an increase in trade due to hosting of the 2008 Olympics. The development of the western provinces will be an important catalyst for port expansion.

Xiamen Port benefits from its designation as one of the ports that can handle cross-straits trade with Taiwan. With the liberalization of China-Taiwan relations progressing under the Three Links Policy, more business will flow to Xiamen. In addition, with the completion of the Xiangyu, Huijian and Xiangyu Free Port merger, operating efficiency and productivity of Berths No.12 to 16 will be enhanced and the AOP contribution will increase.

This fiscal year, PPC will press ahead with plans in Hong Kong and China. Given a turnaround in the trade picture, the evolution of China under the WTO banner and the promise of economic growth, PPC expects to deliver another strong result in FY2003.

The Future is Now


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From wireless innovations to an explosion of multimedia services and
technology twists the TMT sector grows from strength to strength.

SEGMENT OVERVIEW

The Telecommunications, Media and Technology (TMT) sector is one of the fastest growing areas of the Mainland economy. The development of TMT infrastructure is critical for China to take the next step in the reform of its socialist market economy. For that reason, the modernization of wireless platforms, broadband networks and telecommunications systems is supported by all levels of government.

Over the course of the year, NWI made headway in the development and commercialization of new economy infrastructure. New technologies were introduced, contracts were signed with leading enterprises, financing arrangements were concluded and the media sector was consolidated. Given these factors, the TMT segment stands ready to contribute to AOP in the near future. The following is a brief overview of key products and applications in this segment.

Telecommunications

Wireless

Mobile communications, whether voice or Internet, is a tool that is rapidly growing in popularity. At the end of 2001, China had almost 150 million mobile phone users, compared to 175 million fixed-line users. The trend is moving towards mobile Internet services, such as data communication and multifunctional devices. For example, i-mode of Japan's DoCoMo enables subscribers to access services with the touch of a mobile phone key. Some wireless services include games, banking, airline ticketing, e-mail, restaurant menus and other information.

SMS Messaging

The business of data communication encompasses multimedia messaging, from voice, text (SMS) to picture messaging, digital image input and mobile multimedia. Applications include mobile Internet or SMS and WAP, with GPRS and 3G networks for multimedia messaging. The service allows for the usage of multifunctional PDAs with Internet and stock trading functions. Wireless ICP includes SMS, WAP and STK.

The PRC SMS market was worth some Rmb2 billion in 2001, a figure that should reach over Rmb3 billion in 2002. People now transmit text messages via mobile phones, but a leap in technology is allowing them to send music, photographs, videos and games.

There are many reasons why SMS is popular in China. First, it is a low cost service, priced at Rmb0.1 per message and free of charge for those receiving messages. The easy availability of hardware makes it accessible for users and SMS offers security, privacy and personalization. It is efficient, convenient and easy to use, thus creating an "instant" culture with new communication styles.

Media

Multimedia

One of the fastest growing components of the media sector is multimedia, which refers to a combination of text, sound and/or video. It is the driving force of all components in the TMT sphere. One attractive element of the multimedia world is interactivity. This includes voice-command, mouse-use, text entry, touch screen, video-capture or participation in real time presentations. Multimedia applications range from mobile Internet, video-on-demand (VoD), distance learning and e-commerce.

Information technology and mobile communications are poised for advances as China emerges as the largest IT market and a major exporter of related products. In response to the high-tech craze, China is experiencing a surge in demand for information platforms and services. Multimedia technologies create alternatives for anything from entertainment to practical applications. However, before expansion can be realized there are challenges to overcome, such as stringent bandwidth requirements, telecom charges and technology levels.

Television and Cable TV

The PRC television industry is growing rapidly and the potential seems endless in a market where 4,125 channels cover 92.47% of households. Meanwhile, cable TV, also known as Community Antenna Television (CATV), is a primary vehicle through which programs are broadcast to millions of people. The fundamentals of cable TV make the business a popular way to interact with the Internet and enjoy new forms of multimedia information and entertainment services.

With over 90 million users, China is the world's largest cable TV market. Viewers are offered basic multi-channel TV packages for a monthly fee of between Rmb8 and Rmb16. Presently, State Administration of Radio, Film and Television plans to set up a state-level Pay TV media giant to consolidate existing provincial and municipal cable networks. This will strengthen the sector, improve TV services and generate income. The unified platform offers value-added services on a revenue-sharing basis with regional players.

Value-added information services, including high-speed Internet access, VoD and interactive TV offer new revenue pools for broadcasters. However, competition will be intense as networks offer a variety of Internet-related services. Pay TV will provide specific programs that cater to different tastes, adding further to the revenue pool enjoyed by the broadcast community.

VoD (Video-on-Demand)

VoD is the future of television. This convergence of television, personal computers and telephones is delivered by signals transmitted through a cable connected to a general network. Currently, minor technical problems need to be overcome to make VoD viable. These challenges include transmission speeds that are relatively slow, data loss and unstable image reception.

The much-anticipated VoD revolution offers practical applications, such as Information-on-Demand. Individuals can gain access to information sources and television programs, such as weather forecasts, travel guides, financial information, transportation conditions, flight and train schedules, media, breaking news, entertainment information and sports news. These are delivered on a real-time basis and cater to all needs, thus enriching lives without the need of a computer or phone.

Another popular VoD application is Entertainment-on-Demand. Through this option people can enjoy content-rich entertainment programs such as movies, MP3 music, computer games, karaoke, sporting events, news and information from the comfort of their home. Finally, Distance Learning is a useful option that is gaining acceptance as an education conscious population considers the potential of this medium.

Technology

Technology is the all-encompassing component that binds the TMT sector. It takes technology to drive wireless innovation as well as to create the latest multimedia products and services. Yet, technology is much more than simply a support factor for telecom and multimedia. Encompassing such areas as biotechnology, software applications and computer innovation the technology arena is both diverse and in-depth.

China's commitment to developing all areas of technology is central to the future economic success of the nation. The ability to enhance productivity, increase efficiency and to compete on the global stage is difficult to achieve without a high level of technological prowess. With this challenge in mind, the government is highly supportive of industrial initiatives to bring China into a world leading position in terms of technology development, implementation and commercialization.

Telecommunications

GWcom Inc. (GWcom) specializes in data communications networks and provides content as well as applications for mobile devices. In mid-2002, the launch of GWcom's second generation PDA (mobile Broker Online – mBOL) received a satisfactory response from consumers in Shenzhen, Shanghai, Chengdu and Wuhan. GWcom commenced development on industrial applications for products and moved ahead on a mass-market two-way communications device. R&D on digital broadband broadcasting progressed well. On the operational front, GWcom instituted a cost reduction program to improve its business model. This model calls for the localization of product development and manufacturing.

Shenzhen New World Xianglong Network Technology (Xianglong), a telecom network operator and a provider of value-added services, has progressed in the development of its business. Xianglong's Guangdong-based call center operation succeeded in attracting new clients, most notably China Mobile. Xianglong completed the set-up of the Virtual Phone Network and a marketing initiative is underway.

LinkAir Communications, Inc. (Linkair), a developer of LAS-CDMA (Large Area Synchronized Code Division Multiple Access) technology, continues to focus on 3G and 4G wireless communications standards, license proprietary technology and manufacture ASICs. This year, Linkair took a major step forward in achieving government approval to introduce its technology as an industry standard. This approval process has entered the final stage. On the product front, Linkair proceeded to develop a handset and a new network system.

In the case of Integrated Telecom Express, Inc. (ITeX), an ADSL chip manufacturer, progress was made on the financial front. ITeX attracted a new investor in the latest round of its financing plan.

During the year, NWI committed a total of HK$1.4 billion for the option to own 40% in an eight cores China-wide fiber optic backbone network with a capacity of 12.8 Tbps covering 32,085 km. Of this consideration HK$787 million was paid on deposit before the end of the fiscal year. The remaining HK$660 million was paid in September 2002. NWI has a further option to commit an additional HK$1.1 billion for an option to own another 30% of the network. The network can be used for data and voice services, interactive cable TV solutions, broadband IP and digital TV.

Media

NWI embarked on an initiative to consolidate media properties. The focus is to bring investments in Internet, advertising and content under one banner. NWI plans to integrate its stakes in china.com. hongkong.com and other investments. This restructuring will position NWI for growth in the media sector. Meanwhile, Prediwave, a developer of an end-to-end solution for interactive television, successfully completed a demonstration with Fujian cable TV and is negotiating for mass orders.

Technology

Activity in the technology sector revolves around biotech. NWI made investments in botanical drug products, human therapeutic antibodies, stem cell therapies and genetic engineering. Overall, biotech investments have 17 patents pending in the US. Presently, the biotech portfolio operates research and development laboratories in America and China. Investors from the US pharmaceutical industry, venture capitalists and Mainland universities are all part of the product development plan.

Outlook

The TMT business is poised for growth in the coming year. Telecommunications and media companies are maturing and many of them will be in a position to launch products on the market in FY2003. Technology investments are still in the developmental stages, and the commercialization process will proceed at full speed. Meanwhile, research and development across all segments will continue to deliver new products and services to a Greater China market with a large appetite for new technology.

Room to GROW


$8bn
$7bn
00
01
02
03
07
08

Telecommunications, Media and Technology promises to be a key revenue driver and capital gains provider in the coming years.

FINANCIAL OVERVIEW

In the fiscal year ended 30 June 2002, New World Infrastructure Ltd. ("NWI"), affected mainly by the following three factors, recorded a loss of HK$148.4 million as compared to the prior year's HK$94.1 million (as restated due to the impairment losses on goodwill taken to reserves previously). Firstly, Attributable Operating Profit ("AOP") decreased HK$283.7 million to HK$874.2 million. The reduction in AOP came mainly from the Bridge Segment and Energy Segment, which together accounted for HK$404.4 million in AOP in FY2002 as compared to HK$618.9 million in FY2001. The attributable operating loss of TMT Segment, on the other hand, amounted to HK$102.4 million, an increase of HK$69.1 million over FY2001.

Secondly, non-recurring items comprising mainly impairment losses and provision for diminution in value of certain investments amounted to HK$331.1 million. These non-recurring losses were offset by the profit on disposal of a 9.75% effective interest in Asia Container Terminals Limited, the joint-developer of Container Terminal No. 9, which amounted to HK$135.5 million.

Thirdly, provision for redemption premium of the 1% convertible bonds due 2003 ("1% CB") set aside in the year and on average high borrowing caused overall financing costs to increase by HK$32.6 million despite a much lower interest rate environment. According to the terms of the 1% CB, the bonds will be redeemed at 143.4% of their principal amount. For this reason, a provision of HK$220.9 million premium was made in FY2002.

CONTRIBUTION BY REGION

	2002 HK$'000	2001 HK$'000	Change %
Hong Kong	319,276	263,358	21%
Macau	127,939	128,510	-0.4%
Guangdong	442,265	663,156	-33%
Wuhan	7,605	1,277	496%
Guangxi	19,451	25,249	-23%
Beijing	-	64,603	-100%
Sichuan	(4,154)	13,389	-131%
Jiangsu	(6,942)	2,003	-447%
Tianjin	58,906	32,535	81%
Shenxi	(5,419)	(17,619)	69%
Fujian	7,036	8,513	-17%
Overseas	(91,718)	(27,034)	-239%
Attributable Operating Profit	874,245	1,157,940	-24%

Hong Kong, Macau and Guangdong are still the dominant regions in terms of AOP contribution. Guangdong still remains as the highest contributor in AOP and accounted for 50.6% of total AOP, as compared to 57.3% in FY2001. AOP contribution from Macau stood at HK$128 million but its share of contribution increased from 11.1% in FY2001 to 14.6% in FY2002. AOP contribution from Hong Kong accounted for 36.5% in FY2002 as compared to 22.7% in FY2001.


2002
Contribution By Region
6.15%
6.74%
36.52%
50.59%
Hong Kong
Guangdong
Tianjin
Others


2001
Contribution By Region
17.18%
22.74%
2.81%
57.27%
Hong Kong
Guangdong
Tianjin
Others

Hong Kong

CONTRIBUTION BY REGION - HONG KONG	2002 HK$'000	2001 HK$'000	Change %
Cargo Handling Projects	290,577	232,406	25%
Tate's Cairn Tunnel	39,533	21,078	88%
Electronic Toll System/ Auto Toll	-	9,264	-100%
Others	(10,834)	610	-19x
	319,276	263,358	21%


Contribution By
Region - Hong Kong
HK$ Million
350
300
250
200
150
100
50
0
-50
2001
2002
Cargo Handling Projects
Tate's Cairn Tunnel
Electronic Toll System/
Auto Toll
Others

Contribution from Hong Kong increased by 21.2% or HK$55.9 million to HK$319.3 million mainly due to increase in contribution from Cargo Handling projects and Tate's Cairn Tunnel. Reduction in overheads and finance costs of Tate's Cairn Tunnel led to an increase in AOP by HK$18.5 million.

Guangdong

Although Guangdong remained the highest AOP contributor, its AOP contribution has decreased from HK$663.2 million in FY2001 to HK$442.3 million in FY2002. The withdrawal from the Guangzhou Three New Bridges caused a decrease in AOP contribution of HK$104.5 million in this region. The road projects in Guangdong registered a total decrease in AOP of HK$79.6 million mainly attributable to the drop in AOP of GNRR and Hui-Ao Roadway. AOP contribution from the power plants in Guangdong decreased HK$43.9 million to HK$313.2 million, compared to HK$357.1 million in FY2001 mainly due to the decrease in AOP of De Sheng Power Plant as a result of the change in accounting method.

Wuhan

CONTRIBUTION BY REGION - WUHAN	2002 HK$'000	2001 HK$'000	Change %
Wuhan Airport Expressway	6,861	(9,945)	169%
Wuhan Bridges	744	11,222	-93%
	7,605	1,277	496%


Contribution By
Region - Wuhan
HK$ Million
12
10
8
6
4
2
0
-2
-4
-6
-8
-10
2001
2002
Wuhan Airport
Expressway
Wuhan Bridges

AOP contribution from Wuhan increased significantly by nearly 5 times to HK$7.6 million in FY2002 as compared to HK$1.3 million in FY2001. Performance of Wuhan Airport Expressway improved by 1.69 times which was attributable to a 17% increase in daily traffic flow. However, contribution from Wuhan is expected to diminish after the cessation of toll collection right of Yangtze Bridge No. 2 on 1 October 2002.

Tianjin

Tianjin recorded a remarkable improvement of 81.1% or HK$26.4 million to HK$58.9 million and accounted for 6.7% of total AOP in FY2002, 2 times over FY2001. Tangjin Expressway's average daily traffic flow grew by 15% in FY2002 while throughput volume of CSX Orient (Tianjin) Container Terminals Co., Ltd. rose by 15% over FY2001. However, the opening of Section II of Tangjin Expressway diverted traffic of Yonghe Bridge of which average daily traffic flow and AOP decreased by 14% and HK$2.6 million respectively.

Others

As a result of reduction in investments in Beijing, Sichuan and Jiangsu, the AOP contribution from these regions has dropped significantly. Shanxi region, mainly comprised of four roadways which only commenced operations in FY2001, has showed marked improvement in FY2002. Overseas region comprises mainly TMT projects the majority of which are still in pre-operating stage.

LIQUIDITY AND FINANCIAL RESOURCES

DEBT PROFILE

(HK$ million)

FACILITY TYPE	OUTSTANDING AMOUNT FIXED RATE	FLOATING RATE	REPAYMENT 02/03	03/04	Onwards
As at 30 June 2002					
1% Convertible bonds	1,350.54	-	1,350.54	-	-
10% Notes	200.00	-	-	-	200.00
Floating rate notes	-	351.00	351.00	-	-
Short-term Rmb bank loan facilities	598.13	-	598.13	-	-
Long-term Rmb bank loan facilities	1,021.93	-	98.60	108.21	815.12
Long-term bank loan facility	-	600.00	-	-	600.00
Syndicated term loan facility	-	2,184.00	436.80	873.60	873.60
Syndicated term loan facility	-	2,730.00	-	546.00	2,184.00
Other loan	-	1,400.00	-	1,400.00	-
Total amount	3,170.60	7,265.00	2,835.07	2,927.81	4,672.72

Cash and financial management policies of the Group are consistent with prior years. As of 30 June 2002, total cash and bank balances of the Group amounted to HK$1.8 billion, compared to HK$4.95 billion at year-end FY2001 as part of the cash was used to repay the debt of NWI and invest in new TMT projects. Total Debt (total borrowings less loans from minority shareholders of subsidiaries) decreased from HK$11.53 billion at year-end FY2001 to HK$10.44 billion at year-end FY2002. Some 27% of Total Debt would be repayable within 1 year while 28% and 45% of the Total Debt would be repayable in FY2004 and from FY2005 onwards respectively. The NWI's US$350 million syndicated loan has been fully drawn down and was applied towards partial repayment of the US$650 million syndicated loan. The remaining balance of the US$650 million syndicated loan was repaid through a HK$1.4 billion loan from a fellow subsidiary and internal resources. The loan from the fellow subsidiary is interest bearing and repayable in 2 years.

The net decrease of Total Debt was due to the redemption of the 5% convertible bonds of US$119.4 million in July 2001 and the repayment of the US$650 million syndicated loan facility in May 2002. US dollar debt amounted to US$848.1 million and accounted for 63% of Total Debt as at year-end FY2002, compared to US$1.26 billion and accounted for 86% at year-end FY2001. Part of the US dollar currency risk was eliminated with forward purchase of US$50 million against the Hong Kong dollar at an exchange rate below 7.80. Debt denominated in HK$ and Rmb, on the other hand, accounted for 21% and 16% respectively at year-end FY2002.

Except for the Rmb loan facilities, all other debt is unsecured. The Rmb loans are secured by the Group's interest in certain joint ventures, two subsidiaries in the PRC and pledge of deposits.

Total Debt to Equity of the Group decreased from 95% at year-end FY2001 to 87% as at year-end FY2002. After deducting the cash and bank balances from Total Debt, the Net Total Debt to Equity of NWI reached 72%, compared to 54% at year-end FY2001.

CAPITAL STRUCTURE

	2002			2001		
	HK$'000	Proportion	Average rate of interest	HK$'000	Proportion	Average rate of interest
Equity	11,962,644	50.5%	-	12,166,283	48.5%	-
5% Convertible Bonds	-	-	-	931,593	3.7%	5.0%
1% Convertible Bonds	1,350,539	5.7%	17.0%	1,381,739	5.5%	4.2%
Fixed-rate debt	1,820,056	7.7%	6.7%	1,069,627	4.3%	7.0%
Floating-rate debt			4.0%			7.3%
LIBOR	5,265,000	22.2%		7,546,902	30.1%	
HIBOR	600,000	2.6%		600,000	2.4%	
Loan from a Fellow Subsidiary	1,400,000	5.9%		-	-	
Loan from Minority Shareholders						
Fixed rate debt	1,026,822	4.3%	9.3%	1,000,646	4.0%	8.8%
Interest free debt	263,057	1.1%	-	388,112	1.5%	-
	23,688,118	100.0%		25,084,902	100%	


2002
Capital Structure
5.4%
5.9%
2.6%
22.2%
50.5%
7.7%
5.7%
Equity
1% Convertible Bonds
Fixed-rate debt
LIBOR
HIBOR
Loan from a Fellow Subsidiary
Loan from Minority Shareholders


2001
Capital Structure
5.5%
2.4%
30.1%
48.5%
4.3%
5.5%
3.7%
Equity
5% Convertible Bonds
1% Convertible Bonds
Fixed-rate debt
LIBOR
HIBOR
Loan from Minority Shareholders

Total capitalisation of the Group at year-end FY2002 amounted to HK$23.69 billion, compared to HK$25.08 billion at year-end FY2001. The decrease was mainly due to an increase in net loss for the year and a reduction of Total Debt. The proportion of Equity to Capitalisation remained fairly constant at 51%, compared to 49% at year-end FY2001.

The proportion of fixed-rate debt increased slightly from 17.5% of total capitalisation to 17.7% and accordingly, the proportion of floating-rate debt decreased from 32.5% to 30.7% of total capitalisation as at year-end FY2002. Increase in proportion of fixed-rate debt was mainly due to the draw-down of Rmb loan facilities at the project level and the repayment of the US$650 million syndicated loan facility during the year. The weighted average interest rate for floating-rate debt was 4.0% for the year, compared to 7.3% for FY2001 which was in line with the interest rate cut since January 2001.

Interest free debt, which was represented by non-interest bearing loans from minority shareholders of certain subsidiaries of the Group mainly located in the PRC, dropped slightly at 1.1% of the total capitalisation.

Capitalisation = Equity + Total Debt + Loans from minority shareholders of subsidiaries

CUMULATIVE CAPITAL INVESTMENT

ANALYSIS BY SEGMENT

	Proportion	2002 HK$'000	Proportion	2001 HK$'000	Change HK$'000	Change %
Power and Water Treatment	12.4%	2,366,875	14.4%	2,647,625	(280,750)	-10.6%
Roads	29.9%	5,699,467	33.6%	6,183,118	(483,651)	-7.8%
Bridges	5.1%	965,757	5.3%	973,120	(7,363)	-0.8%
Cargo Handling	26.4%	5,028,557	27.3%	5,028,557	-	0.0%
TMT	22.4%	4,283,580	15.4%	2,823,830	1,459,750	51.7%
Others	3.8%	732,645	4.0%	743,098	(10,453)	-1.4%
Total	100%	19,076,881	100%	18,399,348	677,533	3.7%

Cumulative capital investments of the Group as at 30 June 2002 increased by HK$677.5 million over FY2001. Increase in investments in TMT Segment amounted to HK$1.46 billion which are mostly related to the media sector. On the basic infrastructure side, cumulative capital investments reduced by a total HK$771.8 million mainly due to the repayment of investments by various infrastructure projects. No capital expenditure had been incurred on new basic infrastructure projects during the year.

CAPITAL COMMITMENTS

ANALYSIS BY SEGMENT

	Outstanding commitments as at 30 June 2002 HK$'000	2003 HK$'000	2004 HK$'000	2005 and onwards HK$'000
Cargo Handling				
Group's commitments	182,190	61,383	60,404	60,403
Group's share of capital commitments of jointly controlled entities	323,962	117,745	79,294	126,923
	506,152	179,128	139,698	187,326
Roads				
Group's commitments	18,863	6,288	6,288	6,287
Group's share of capital commitments of jointly controlled entities	11,156	10,777	190	189
	30,019	17,065	6,478	6,476
TMT				
Group's commitments	65,387	26,155	19,616	19,616
	601,558	222,348	165,792	213,418

Total capital commitments of the Group, including the Group's share of commitments of jointly controlled entities, as at 30 June 2002 amounted to HK$601.6 million of which commitments for Cargo Handling Segment accounted for HK$506.2 million or 84.1% of total commitments. The commitments in Cargo Handling Segment are mainly related to the Container Terminal No.9 project. The total group's share of commitments of jointly controlled entities of HK$335.1 million are to be borne by the respective jointly controlled entities. Commitments of HK$18.9 million on Road Segment represented the Group's obligation for projects committed in previous years. Commitments on TMT projects amounted to HK$65.4 million represented contributions to projects newly contracted during the year.

PRACTICE NOTE 19 TO THE LISTING RULES

In accordance with the general disclosure obligation under Paragraph 2(1) of the Listing Agreement and supplemented by Practice Note No.19 to the Listing Rules, the Company is required to disclose the following information to its shareholders and the general public:

Specific Performance of the Controlling Shareholder

Reference was made to the US$280 million syndicated loan agreement dated 25 April 2000 with a final maturity in 2005, a HK$600 million term loan facility agreement dated 16 June 2000 with a final maturity in 2005 provided that the lender does not exercise its option to demand repayment in 2003 and the US$350 million syndicated loan agreement dated 30 May 2001 with a final maturity in 2006. In accordance with the terms of the aforementioned agreements, NWD is required to control more than 50% of the voting share capital or the composition of more than 50% of the board of directors of the Company. As at 30 June 2002, the total outstanding amount of the aforementioned loans was approximately HK$5.51 billion (as at 30.6.2001: HK$7.71 billion).

Financial Assistance and Guarantees

As at 30 June 2002, the Group has given shareholder loans/advances to its affiliated companies with an aggregate of some HK$3.33 billion. Except for an amount of some HK$12.6 million, which carries interest at the Hong Kong prime rate, and a total amount of about HK$1.46 billion, which bears interest ranging from 6% to 15% per annum, all other loans are interest free. Except for the amounts of some HK$410.1 million and HK$284.9 million, which are repayable in 5 and 10 years respectively, these loans have no definite repayment terms. All loans are unsecured and repayable in cash out of the net cash surplus from the operations of affiliated companies.

The Company has given guarantees to banks of approximately HK$1,059 million in respect of the bank loan facilities extended to two jointly controlled entities of the Group. As at 30 June 2002, the outstanding amounts under the bank loan facilities in respect of the guarantees were some HK$361.3 million.

The Group has committed to provide a total of HK$174.5 million in shareholder loans/advances to its affiliated companies. The total shareholder loans/advances and guarantees represented about 31% of the consolidated net asset value of the Group as at 30 June 2002.

The shareholder loans/advances were funded by equity raised at the initial public offering of the Company or by borrowings or from the internal resources of the Group.

In additions to the above, a subsidiary and certain jointly controlled entities of the Group are parties to agreement with third parties pursuant to the joint development of Container Terminal 9 in Hong Kong, the related berth swap arrangement and the funding therefore. The Company has given guarantees in respect of these obligations of the subsidiary and jointly controlled entities to provide additional funds. Were the Company required to perform its obligations under the guarantees, the maximum amount of the Company's share of the liability under the guarantees will be HK$5.12 billion. Pursuant to the terms of a subscription agreement dated 11 October 2001, which was entered into between the Group and an associated company in respect of the disposal of an effective interest of 9.75% in one of the jointly controlled entities, the associated company has agreed to counter-indemnify the Group in respect of such guarantees for a maximum amount of approximately HK$3.02 billion.

Indebtedness, Capital Commitments and Contingent Liabilities of Affiliated Companies

As of 30 June 2002, the affiliated companies of the Group had outstanding borrowings of some HK$13.29 billion comprised of secured bank loans of HK$4.46 billion, unsecured bank loans of HK$3.02 billion and other loans of some HK$5.81 billion. The total capital commitments of affiliated companies amounted to some HK$2.11 billion and total contingent liabilities amounted to HK$181.4 million as at 30 June 2002.

View to Detail


140,000
89,678
117,451
74,637
70,400
84,015
104,891

The Directors have pleasure in presenting their Annual Report and Statement of Accounts for the year ended 30 June 2002.

[illegible]

The principal activities of the Group are the investment and operation of infrastructure projects. The principal activities of the principal subsidiaries, associated companies and jointly controlled entities are shown in Notes 34, 35 and 36 to the Accounts on pages 107 to 115.

[illegible]

The consolidated results of the Group for the year ended 30 June 2002 and the state of the Company's and the Group's affairs at that date are set out in the Accounts on pages 67 to 115.

[illegible]

The Directors have resolved that no dividend be declared for the year ended 30 June 2002.

[illegible]

The details of movements in reserves are set out in Note 25 to the Accounts.

[illegible]

During the year, nominal amount of US$15,000 of 5% Convertible Bonds due 2001 were converted into 5,917 shares of HK$1 each of the Company, the remaining balance of US$119,420,000 were redeemed at par by the Company on 15 July 2001. The Company also repurchased total nominal amounts of US$4,000,000 of the 1% Convertible Bonds due 2003 listed on the Luxembourg Stock Exchange at prices ranging from 125.75 to 130.00. Details of the repurchases are set out in Note 23 to the Accounts.

Save for the foregoing, neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Company's listed securities during the year.

[illegible]

Movements of fixed assets during the year are summarised in Note 21 to the Accounts.

[illegible]

The Directors who held office during the year and at the date of this report were:–

Dr. Cheng Kar-Shun, Henry	
Mr. Doo Wai-Hoi, William	
Mr. Chan Wing-Tak, Douglas	
Mr. Cheng Kar-Shing, Peter	
Mr. Leung Chi-Kin, Stewart	
Mr. Chan Kam-Ling	
Mr. So Ngok	
Dr. Li Kwok-Po, David	
Mr. Cheng Wai-Chee, Christopher	
Mr. Coull, Gary William John	
Mr. Fu Sze-Shing	
Mr. Yan Y. Andrew	(resigned on 10 October 2001)
Mr. Wilfried E. Kaffenberger	(appointed on 10 October 2001)
Mr. Yeung Kun-Wah, David	(appointed on 22 March 2002 as alternate director to Mr. Wilfried E. Kaffenberger)

[illegible]

Mr. So Ngok, Dr. Li Kwok-Po, David and Mr. Gary William John Couil retire in accordance with Article 116 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

No Director has a service contract which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

[illegible]

No pre-emptive rights exist in the Cayman Islands in respect of the Company's share capital.

[illegible]

No contracts of significance in relation to the Company's business to which the Company, its subsidiaries, its holding company or fellow subsidiaries is a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

[illegible]

During the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group pursuant to the Listing Rules as set out below:

Name of director	Name of entity which businesses are considered to compete or likely to compete with the businesses of the Group	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group	Nature of interest of the Director in the entity
Dr. Cheng Kar-Shun, Henry	Tamman Developments Limited	Investment in airport operation business	Director
Mr. Chan Wing-Tak, Douglas	Tamman Developments Limited	Investment in airport operation business	Director
Mr. Chan Kam-Ling	Qingyuan Qiaoyuan Power Plant Company Limited	Operation of power plant	Director

As the Board of Directors of the Company is independent from the boards of the aforesaid companies and none of the above Directors can control the Board of the Company, the Group is capable of carrying its businesses independently of, and at arm's length from the businesses of such companies.

[illegible]

The Company has complied throughout the financial year ended 30 June 2002 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that the Non-executive Directors are not appointed for a specific term as they are subject to retirement by rotation at Annual General Meeting in accordance with Article 116 of the Company's Articles of Association.

On 26 October 1998, an audit committee was established and consists of independent Non-executive Directors – Dr. Li Kwok-Po, David, Mr. Cheng Wai-Chee, Christopher and Mr. Gary William John Coull. Dr. Li is the chairman of the committee. A principal duty of the audit committee is to review and supervise the Company's financial reporting process and internal controls.

The Company has entered into the following connected transactions during the year and up to the date of this report:–

(1) Three tenancy agreements were entered into on 23 August 2000 between the Company and New World Tower Company Limited ("NWT") in respect of the office premises at 8/F. and 16/F., Tower 2, New World Tower occupied by the Company. The term of tenancies are for approximately three years commencing from July 2000 or August 2000 to 30 June 2003 at a total annual rental of HK$3,601,440. NWT is a wholly owned subsidiary of New World Development Company Limited ("NWD"), the Company's ultimate holding company.

(2) On 3 December 1998, the Company and CSX World Terminals Hong Kong Limited ("CSXHK") entered into a deed of guarantee (the "CSXWT 8 Guarantee") in respect of the obligations of CSXWT Terminal 8 Limited ("CSXWT 8"). The Company also entered into another deed of guarantee (the "Sunmall Guarantee") in respect of the obligations of Sunmall Limited ("Sunmall") on the same date. Both the CSXWT 8 Guarantee and the Sunmall Guarantee are in favour of Asia Container Terminals Limited ("ACT"), which is one of the joint developers of the Container Terminal No.9 ("CT9") at Tsing Yi, and its shareholders. The shareholders of ACT included two independent third parties, Sunmall and CSXWT 8 holding 57%, 13.5% and 29.5% interest respectively. Sunmall was at that time a wholly owned subsidiary of the Company and CSXWT 8 was a non-wholly owned subsidiary owned as to 66.1% indirectly by the Company and 33.9% by CSXHK. CSXHK is a connected person of the Company only by virtue of CSXHK's substantial shareholding in CSXWT 8.

Pursuant to a restructuring dated 3 December 1999, the shareholders of ACT transferred all their ACT shares to Asia Container Terminals Holdings Limited ("ACTH") in exchange for shares in ACTH. ACT then became a wholly owned subsidiary of ACTH which shareholders and their respective shareholdings are the same as that of ACT before the restructuring. All rights and obligations of ACT under the shareholders' agreement, the shareholders' funding agreement and the shareholders' loan agreement of ACT (the "ACT Agreements") are assumed by ACTH.

Following the completion in March 2000 of the disposal of all port and port-related investments to Pacific Ports Company Limited ("PPC") (the "PPC Reorganisation"), Sunmall and CSXWT 8 became indirect non-wholly owned subsidiaries held through PPC.

Under the CSXWT 8 Guarantee, the Company and CSXHK unconditionally, irrevocably and severally guarantee in the proportion of each of their respective shareholdings in CSXWT 8, to ACTH and each of its shareholders (other than CSXWT 8) that, if for any reason CSXWT 8 does not (a) pay any sum payable by or expressed to be payable by it, or (b) perform any of its obligations, under the ACT Agreements, the Company and CSXHK will pay that sum or (as the case may be) perform that obligation on demand by ACTH or any one or more of its shareholders. The financial obligation of CSXWT 8 under the ACT Agreements is substantially to fund CSXWT 8's share of CT9 project cost currently estimated to be HK$818 million of which 66.1% amounting to HK$541 million is guaranteed by the Company pursuant to the CSXWT 8 Guarantee.

On 29 May 2002, the parties to the CSXWT 8 Guarantee entered into a deed of amendment whereby the Company was released from the CSXWT 8 Guarantee with effect from 16 November 2001.

Under the Sunmall Guarantee, the Company unconditionally and irrevocably guarantee to ACTH and each of its shareholders (other than Sunmall) that, if for any reason Sunmall does not (a) pay any sum payable by or expressed to be payable by it, or (b) perform any of its obligations, under the ACT Agreements, the Company will pay that sum or (as the case may be) perform that obligation on demand by ACTH or any one or more of its shareholders. The financial obligation of Sunmall under the ACT Agreements is substantially to fund Sunmall's share of CT9 project cost currently estimated to be HK$374 million pursuant to the Sunmall Guarantee.

(3) ACT entered into a facility agreement (the "ACT Refinanced Loan") in respect of project financing of CT9 for HK$2,700 million on 13 November 2001 to refinance the facility agreement (the "ACT Loan") dated 31 January 2000. The ACT Refinanced Loan is severally guaranteed by the Company and the other shareholders of ACTH in proportion of their respective effective equity interest in ACTH which wholly owns ACT. Accordingly, the Company guarantees 32.9995% of the ACT Refinanced Loan.

After the PPC Reorganisation, PPC holds the Company's former interest in ACTH but the Company remains the guarantor for purpose of the ACT Loan and therefore, the ACT Refinanced Loan. PPC is a non-wholly owned subsidiary of the Company in which no connected person of the Company is a substantial shareholder.

(4) Suzhou Huisu International Container Freight Wharfs Co., Ltd. ("Huisu"), a subsidiary of PPC, is owned as to 45% by Suzhou Tonggang Group Company ("Tonggang"), 40% by New World (Suzhou) Port Investments Limited ("NW (Suzhou)") and 15% by Wealth & Health Limited ("Wealth & Health"). Both NW (Suzhou) and Wealth & Health are indirect wholly owned subsidiaries of PPC which in turn is a 75% subsidiary of the Company. Tonggang is a connected person of the Company only by virtue of being a substantial shareholder of Huisu and is not otherwise connected with the Company.

On 8 February 2001, an agreement was entered into between Grand Linkage Limited ("Grand Linkage") (an indirect wholly owned subsidiary of PPC) and Tonggang pursuant to which Grand Linkage would acquire 20% interest in Huisu from Tonggang at a consideration of RMB5,246,622 (approximately HK$4,903,385) based on unaudited net asset value of Huisu as at 30 June 2000. The acquisition would permit PPC to strengthen the management of Huisu and enhance its contribution in the long run. As at the date of this report, the transaction had been approved by the relevant PRC authorities.

(5) On 19 April 2001, a shareholders' agreement was entered into between Front Drive Limited ("Front Drive", a wholly owned subsidiary of PPC), Kingsfund Limited ("Kingsfund") which is an indirect wholly owned subsidiary of CSX World Terminals, LLC. ("CSX", a substantial shareholder of CSXWT 8 which is in turn a subsidiary of PPC), and ATL Logistics Centre Hong Kong Limited ("ATL") which is an associated company of CSX and a jointly controlled entity of PPC for the purpose of setting up a company incorporated in Hong Kong known as ATL Logistics Centre Yantian Limited ("ATLY") to invest in the business in Yantian District, PRC. ATLY is owned as to 18.17% by Front Drive, 31.83% by Kingsfund and 50% by ATL.

According to the terms of the aforesaid shareholders' agreement, shareholders' loans will be called by ATLY on a pro-rata basis when required. As at the date of this report, shareholders' loans for ATLY in the total amount of HK$2,008,184.74 had been advanced by Front Drive.

(6) On 30 August 2001, 南京惠寧碼頭有限公司 (Nanjing Huining Wharfs Co., Ltd.) ("Nanjing Huining") entered into an operating and management agreement (the "Operating and Management Agreement") with 南京港務管理局 (Nanjing Port Authority) ("NPA") whereby NPA agreed to act as the new operator for Nanjing Huining for its unexpired joint venture period up to 2 June 2019 at a consideration of RMB18,000,000 (approximately HK$16,830,000) to be paid to New World (Nanjing) Port Investments Limited ("NW (Nanjing)") by Nanjing Huining within 7 days from the date of approval ("Date of Approval") obtained from the relevant PRC government authorities.

By an agreement (the "Huining Agreement") entered into between NW (Nanjing) and Nanjing Huining on 30 August 2001, NW (Nanjing) consented that NPA has the sole operation and management right of Nanjing Huining.

In addition, NW (Nanjing) entered into a share pledge agreement (the "Share Pledge Agreement") with NPA on 30 August 2001 whereby NW (Nanjing) pledged its entire shareholding of 55% in Nanjing Huining in favour of NPA as assurance for NW (Nanjing)'s obligations under the Operating and Management Agreement, the Huining Agreement, the Share Pledge Agreement and the undertaking to maintain its share interest in Nanjing Huining until the expiry of the joint venture period of Nanjing Huining up to 2 June 2019.

CONNECTED TRANSACTIONS (Continued)

With effect from the Date of Approval, i.e. 24 December 2001, NPA was responsible for the daily operation and management of Nanjing Huining.

Nanjing Huining was a non-wholly owned subsidiary of the Company owned as to 55% by NW (Nanjing) and 45% by NPA. NW (Nanjing) is wholly owned by PPC and NPA is a connected person of the Company only by virtue of being a substantial shareholder of Nanjing Huining and is not otherwise connected with the Company.

(7) On 19 September 2001, Touchful Limited ("Touchful"), a wholly owned subsidiary of the Company, entered into a loan agreement ("Loan Agreement") with Apex-Pro Systems Limited ("Apex-Pro"), an indirect 62.75% subsidiary of the Company in which no connected person of the Company is a substantial shareholder, whereby Touchful provides advances up to HK$2,000,000 to Apex-Pro at an interest rate of 8% per annum. These advances shall be repayable on demand provided that if the advances together with accrued interest is not repaid in full by the first anniversary of the date of the Loan Agreement, Apex-Pro shall, upon the request of Touchful, capitalize the outstanding amount of the advances (based on a pre-money valuation of HK$10 million for the entire issued share capital of Apex-Pro as at the date of the Loan Agreement) into new shares of Apex-Pro.

As at the date of this report, the said advances have not been repaid and Touchful has not made any request for capitalisation of such outstanding amount.

(8) On 11 October 2001, a share subscription agreement (the "Subscription Agreement") was entered into between PPC, Noble Park Investments Limited ("NP"), Sunmall Limited ("Sunmall"), Pacific Owner Limited ("POL", together with NP and Sunmall, all of them are wholly owned subsidiaries of PPC which in turn is a 75% subsidiary of the Company), Pacific Container Limited and CSXHK, under which POL (which holds approximately 19.5% attributable interest in ACT) agreed to issue to CSXHK three redeemable convertible shares of US$1.00 each in the share capital of POL (the "Subscription Shares") at HK$242,336,001 in cash. Such amount of consideration was received by PPC on 16 November 2001 (the "Completion Date"). Upon the conversion of the Subscription Shares, CSXHK will obtain the title for 100% interest in POL.

Pursuant to the Subscription Agreement, CSXHK had assumed liability of POL, Sunmall, NP, PPC and the Company (as appropriate) under the financing and project agreements in respect of the ACT Project (as defined below) by way of cross indemnity from the Completion Date.

("ACT Project" refers to projects carried out by ACT in relation to the completion of the construction of CT9 and the subsequent operation and management of that terminal or Container Terminal 8 West under a berth swap agreement entered into between ACT and Modern Terminals Limited.)

CSXHK and PCL are connected persons of the Company only by virtue of being substantial shareholders of CSXWT 8.

(9) Xiamen Xiang Yu Quay Co., Ltd. ("CJV 1") is 8% owned by Xiamen Xiangyu Group Corporation ("Xiangyu Group") and 92% owned by New World (Xiamen) Port Investments Limited ("NW (Xiamen)", an indirect wholly owned subsidiary of PPC) while Xiamen Xiangyu Free Trade Zone Huijian Quay Co., Ltd. ("CJV 2") is 40% owned by Xiangyu Group and 60% owned by NW (Xiamen). CJV 1 and CJV 2 own berth no.12 and berth nos.13 and 14 in the East Channel Port Zone of Xiamen in the PRC respectively.

On 28 June 2002, a merger agreement (the "Merger Agreement") was entered into between CJV 1, CJV 2 and Xiamen Xiangyu Free Port Developing Co., Ltd. ("WSOLLC", a wholly owned subsidiary of Xiangyu Group which owns berth nos.15 and 16 in the East Channel Port Zone of Xiamen in the PRC), pursuant to which CJV 1 will be merged with CJV 2 and WSOLLC by way of absorption (i.e. the assets and liabilities of CJV 2 and WSOLLC will be absorbed by CJV 1, thereafter CJV 2 and WSOLLC will cease to exist) (the "Merger"). In addition, CJV 1 will be converted from a Sino-foreign co-operative joint venture company into a Sino-foreign equity joint venture company when the Merger is completed in accordance with the Merger Agreement, after which a new joint venture company (the "New JV"), the new identity of CJV 1, will be formally established as a result of such conversion.

CONNECTED TRANSACTIONS (Continued)

The New JV will be owned as to 50% by Xiangyu Group and 50% by NW (Xiamen). The total investment and the registered capital of the New JV will be RMB1,150,000,000 (approximately HK$1,084,905,660) and RMB384,040,000 (approximately HK$362,301,886) respectively. The difference between the total investment and the registered capital of the New JV will be made up of shareholders' loans and/or bank loans and internal funding.

As at the date of this report, the conditions for the completion of the Merger as set out in the Merger Agreement were not yet fulfilled.

NW (Xiamen) was a wholly owned subsidiary of PPC which in turn is a 75% subsidiary of the Company. WSOLLC is a connected person of the Company only by virtue of being a wholly owned subsidiary of a substantial shareholder of CJV 2 and is not otherwise connected with the Company.

Save as disclosed above, a summary of significant related party transactions that did not constitute connected transactions made during the year was disclosed in Note 30 to the Accounts on page 106.

DIRECTORS' INTERESTS IN SECURITIES

As at 30 June 2002, the interests of the Directors and their associates in the securities of the Company or any of its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:-

	Personal Interests	Family Interests	Corporate Interests (Note)
New World Infrastructure Limited			
(Ordinary shares of HK$1.00 each)			
Dr. Cheng Kar-Shun, Henry	–	1,000,000	–
Mr. Chan Wing-Tak, Douglas	700,000	–	–
Mr. Chan Kam-Ling	6,800	–	–
New World Development Company Limited			
(Ordinary shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	23,253	–	–
Mr. Chan Kam-Ling	90,470	–	–
Extensive Trading Company Limited			
(Non-voting deferred shares of HK$1.00 each)			
Mr. Cheng Kar-Shing, Peter	–	–	380,000
Mr. Leung Chi-Kin, Stewart	160,000	–	–
Mr. Chan Kam-Ling	–	–	80,000
Hip Hing Construction Company Limited			
(Non-voting deferred shares of HK$100.00 each)			
Mr. Chan Kam-Ling	15,000	–	–
HH Holdings Corporation			
(Ordinary shares of HK$1.00 each)			
Mr. Chan Kam-Ling	15,000	–	–
International Property Management Limited			
(Non-voting deferred shares of HK$10.00 each)			
Mr. Chan Kam-Ling	1,350	–	–

DIRECTORS' INTERESTS IN SECURITIES (Continued)

	Personal Interests	Family Interests	Corporate Interests (Note)
Master Services Limited			
(Ordinary shares of US$0.01 each)			
Mr. Leung Chi-Kin, Stewart	16,335	–	–
Mr. Chan Kam-Ling	16,335	–	–
Matsuden Company Limited			
(Non-voting deferred shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	44,000	–	–
Mr. Chan Kam-Ling	–	–	44,000
New World China Land Limited			
(Ordinary shares of HK$0.10 each)			
Mr. Doo Wai-Hoi, William	700,000	–	–
Mr. Chan Kam-Ling	100,000	–	–
New World Services Limited			
(Ordinary shares of HK$0.10 each)			
Mr. Cheng Kar-Shing, Peter	–	–	3,382,788
Mr. Leung Chi-Kin, Stewart	4,214,347	–	250,745
Mr. Chan Kam-Ling	–	–	10,602,565
Progreso Investment Limited			
(Non-voting deferred shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	–	–	119,000
Tai Yieh Construction & Engineering Company Limited			
(Non-voting deferred shares of HK$1,000.00 each)			
Mr. Chan Kam-Ling	250	–	–
Urban Property Management Limited			
(Non-voting deferred shares of HK$1.00 each)			
Mr. Cheng Kar-Shing, Peter	–	–	750
Mr. Leung Chi-Kin, Stewart	750	–	–
YE Holdings Corporation			
(Ordinary shares of HK$1.00 each)			
Mr. Leung Chi-Kin, Stewart	37,500	–	–

Note: These shares were beneficially owned by a company in which the relevant director is deemed to be entitled under the SDI Ordinance to exercise or control the exercise of one-third or more of the voting power at its general meetings.

Save as disclosed above, as at 30 June 2002, none of the Directors, chief executive or any of their associates had any beneficial or non-beneficial interests in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Under the share option scheme (the "1997 Share Option Scheme") adopted by the Company on 3 October 1997, the following directors of the Company have personal interests in share options to subscribe for shares in the Company which had been granted to them as follows:

	Grant date	Options held at 1.7.2001	Options lapsed during the year	Options held at 30.6.2002	Exercise price per share HK$	Note
Dr. Cheng Kar-Shun, Henry	2 December 1998	600,000	–	600,000	10.20	(1)
	2 December 1998	2,400,000	–	2,400,000	12.00	(2)
Mr. Doo Wai-Hoi, William	16 December 1998	200,000	–	200,000	10.20	(1)
	16 December 1998	800,000	–	800,000	12.00	(2)
Mr. Chan Wing-Tak, Douglas	26 November 1998	320,000	–	320,000	10.20	(1)
	26 November 1998	1,280,000	–	1,280,000	12.00	(2)
Mr. Cheng Kar-Shing, Peter	1 December 1998	120,000	–	120,000	10.20	(1)
	1 December 1998	480,000	–	480,000	12.00	(2)
Mr. Leung Chi-Kin, Stewart	8 December 1998	120,000	–	120,000	10.20	(1)
	8 December 1998	480,000	–	480,000	12.00	(2)
Mr. Chan Kam-Ling	9 December 1998	200,000	–	200,000	10.20	(1)
	9 December 1998	800,000	–	800,000	12.00	(2)
Mr. So Ngok	26 November 1998	200,000	–	200,000	10.20	(1)
	26 November 1998	800,000	–	800,000	12.00	(2)
Dr. Li Kwok-Po, David	28 November 1998	120,000	–	120,000	10.20	(1)
	28 November 1998	480,000	–	480,000	12.00	(2)
Mr. Cheng Wai-Chee, Christopher	11 December 1998	120,000	–	120,000	10.20	(1)
	11 December 1998	480,000	–	480,000	12.00	(2)
Mr. Coull, Gary William John	26 November 1998	120,000	–	120,000	10.20	(1)
	26 November 1998	480,000	–	480,000	12.00	(2)
Mr. Fu Sze-Shing	23 September 1999	240,000	–	240,000	10.20	(3)
	23 September 1999	960,000	–	960,000	12.00	(4)
Mr. Yan Y., Andrew	23 September 1999	120,000	120,000	–	10.20	(3)
(resigned on 10 October 2001)	23 September 1999	480,000	480,000	–	12.00	(4)

Notes:

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Divided into 3 tranches exercisable from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004 and from 1 July 2002 to 1 June 2004 respectively.

(3) Exercisable from 1 July 2000 to 1 June 2005.

(4) Divided into 3 tranches exercisable from 1 July 2001 to 1 June 2005, from 1 July 2002 to 1 June 2005 and from 1 July 2003 to 1 June 2005 respectively.

(5) The cash consideration paid by each director for each grant of the share options is HK$10.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES (CONTINUED)

A new share option scheme (the "2001 Share Option Scheme") was approved by the board of directors on 10 October 2001 and adopted by the shareholders of the Company at the annual general meeting held on 6 December 2001. Under the 2001 Share Option Scheme, the directors may, at their discretion, grant options to directors and employees of the Group, to subscribe for shares in the Company. No option had been granted to any of the directors under the 2001 Share Option Scheme since it was adopted.

Pursuant to a share option scheme of a subsidiary, Pacific Ports Company Limited ("PPC"), options to subscribe for 10,000,000 shares of PPC at an exercise price of HK$0.693 per share were granted to Mr. Chan Wing-Tak, Douglas on 11 May 1999. The options are divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003 respectively to 4 November 2004. As at 30 June 2002, all the options granted to Mr. Chan Wing-Tak, Douglas have not yet been exercised.

Also, under a share option scheme of a fellow subsidiary, New World China Land Limited ("NWCL"), options may be granted to directors and employees of NWCL or its subsidiaries to subscribe for shares in NWCL. The following directors of the Company are also directors of NWCL and have personal interests in share options to subscribe for shares in NWCL which had been granted to them as follows:-

			Number of share options with exercise price per share of HK$1.955		
	Grant date	Exercisable Period (Note 1)	Held at 1.7.2001	Exercised during the year	Held at 30.6.2002
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	5,000,000	-	5,000,000
Mr. Doo Wai-Hoi, William	8 February 2001	9 March 2001 to 8 March 2006	3,500,000	700,000 (Note 2)	2,800,000
Mr. Chan Wing-Tak, Douglas	12 February 2001	13 March 2001 to 12 March 2006	500,000	-	500,000
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2001 to 9 March 2006	2,500,000	-	2,500,000
Mr. Leung Chi-Kin, Stewart	7 February 2001	8 March 2001 to 7 March 2006	500,000	-	500,000
Mr. Chan Kam-Ling	9 February 2001	10 March 2001 to 9 March 2006	500,000	100,000 (Note 3)	400,000
Mr. So Ngok	9 February 2001	10 March 2001 to 9 March 2006	500,000	-	500,000

Notes:

(1) The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of grant when the offers of the share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20% of the total number of the share options granted together with any unexercised share options carried forward from the previous year(s).

(2) Exercise date was 27 July 2001.

(3) Exercise date was 26 October 2001.

(4) The cash consideration paid by each director for each grant of the share options is HK$10.

[illegible] SHARES OR DEBENTURES (continued)

Save as disclosed above, at no time during the year was the Company or its holding company or any of its subsidiaries and fellow subsidiaries a party to any arrangements to enable the Directors or chief executive or any of their spouse or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

[illegible] SHARE OPTION SCHEMES

Summary of share option schemes of the Company and its subsidiaries disclosed in accordance with the Listing Rules is as follows:-

(A) The 1997 Share Option Scheme and the 2001 Share Option Scheme

	1997 Share Option Scheme	2001 Share Option Scheme
Purpose of schemes	As incentive to employees (including any director) of the Company or any of its subsidiaries.	To provide an opportunity for employees (including any director) of the Company or any of its subsidiaries to participate in the equity of the Company as well as to motivate them to optimize their performance.
Participants of the schemes	Full time employees (including any director) of the Company or its subsidiaries.	Full time employees (including any director) of the Company or its subsidiaries.
Total number of shares available for issue under the schemes and percentage of issued share capital as at the date of this annual report	13,873,000 shares (approximately 1.46% of the issued share capital as at the date of this annual report), being the outstanding options unexercised. No further options will be granted under the 1997 Share Option Scheme upon adoption of the 2001 Share Option Scheme.	The total number of shares which may be issued upon exercise of all options to be granted under the 2001 Share Option Scheme and any other schemes of the Company must not in aggregate exceed 10% (the 10% Limit) of the shares in issue as at the date of adoption of the 2001 Share Option Scheme, i.e. 85,533,125 shares, representing approximately 8.98% of the issued share capital as at the date of this annual report. The 10% Limit may be refreshed with the approval of shareholders of the Company. The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the 2001 Share Option Scheme and any other schemes must not exceed 30% of the shares in issue from time to time. No option has been granted under the 2001 Share Option Scheme since its adoption.

INFORMATION ON SHARE OPTION SCHEMES (Continued)

(A) The 1997 Share Option Scheme and the 2001 Share Option Scheme (Continued)

	1997 Share Option Scheme	*2001 Share Option Scheme*
Maximum entitlement of each participant under the schemes	25% of the aggregate number of shares for the time being issued and issuable under the scheme.	The total number of shares issued and to be issued upon exercise of the options granted to each participant (including both exercised, cancelled and outstanding options) in any 12-month period must not exceed 1% of the shares in issue unless the same is approved by shareholders in general meeting.
The period within which the shares must be taken up under an option	At any time during a period to be notified by the Directors, which period not to exceed 5 years commencing on the expiry of 6 months after the date of grant of an option and expiring on the last day of the 5- year period.	At any time during a period to be notified by the Directors, which period not to exceed 7 years commencing on the expiry of 1 month after the date of grant of an option and expiring on the last day of the 7-year period.
The minimum period for which an option must be held before it can be exercised	6 months	1 month
The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid	HK$10 is to be paid as consideration for the grant of option within 28 days from the date of offer.	HK$10 is to be paid as consideration for the grant of option within 28 days from the date of offer.
The basis of determining the exercise price	The exercise price shall be determined by the Directors, being the higher of (a) not less than 80% of the average closing price of shares on the Hong Kong Stock Exchange as stated in the Hong Kong Stock Exchange's daily quotations sheets for the 5 trading days immediately preceding the date of offer; or (b) the nominal value of a share.	The exercise price shall be determined by the Directors, being at least the higher of (a) the closing price of shares as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of offer, which must be a business day; and (b) the average closing price of shares as stated in the Hong Kong Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of offer.
The remaining life of the schemes	The 1997 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 3 October 1997.	The 2001 Share Option Scheme shall be valid and effective for a period of 10 years commencing on the adoption date i.e. 6 December 2001.

INFORMATION ON SHARE OPTION SCHEMES (Continued)

(A) The 1997 Share Option Scheme and the 2001 Share Option Scheme (Continued)

In addition to options granted to Directors of the Company as disclosed in the section headed "Directors' Rights to Acquire Shares or Debentures" above, the Company had granted options under the 1997 Share Option Scheme to employees of the Group (the "Employees"). The movements in the aggregate number of the share options granted to the Employees during the year and balance outstanding at 30 June 2002 were as follows:

Grant date	Options held at 1.7.2001	Options lapsed during the year	Options held at 30.6.2002	Exercise price per share HK$	Note
18 November 1998 to 16 December 1998	162,000	–	162,000	10.20	(1)
18 November 1998 to 16 December 1998	1,943,000	32,000	1,911,000	12.00	(2)

Notes:

(1) Exercisable from 1 July 1999 to 1 June 2004.

(2) Divided into 3 or 5 tranches exercisable from 1 July 1999 to 1 June 2004, from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004, from 1 July 2002 to 1 June 2004 and from 1 July 2003 to 1 June 2004 respectively.

No option had been granted to any Employee under the 2001 Share Option Scheme.

(B) Share Option Schemes of PPC

For the purposes of rewarding directors and full-time employees of PPC and its subsidiaries (the "PPC Group") for past service or performance, providing incentive and motivation for increase performance, attracting and retaining right calibre with the necessary experience to work for the PPC Group and to foster a sense of corporate identity, PPC had adopted a total of three share option schemes, details of which are listed as follows:–

(a) PPC 1997 Share Option Scheme

On 11 April 1997, a share option scheme was adopted by PPC (the "PPC 1997 Share Option Scheme") under which the directors of PPC may, at their discretion and during the period of three years commencing from 11 April 1997, grant options to executive directors or full-time employees of the PPC Group to subscribe for ordinary shares in PPC. The maximum number of shares of PPC in respect of which options may be granted under the PPC 1997 Share Option Scheme to any eligible person shall not exceed 25% of the total number of shares of PPC in issue.

The offer of a grant of share options may be accepted within 21 days from the date of the offer while no consideration is required to be paid by the grantee upon acceptance of the offer. The vesting and exercisable period of the share options are determined by the directors of PPC but the exercisable period shall not be more than ten years from the date of grant. The exercise price is determined by the directors of PPC which shall be equal to the higher of the nominal value of the shares of PPC or a price not less than 80% of the average of the closing prices per share of PPC as stated in the daily quotations sheets issued by the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant.

The PPC 1997 Share Option Scheme was expired on 11 April 2000, no further share options can be granted under it. However, share options granted under the PPC 1997 Share Option Scheme are still exercisable.

INFORMATION ON SHARE OPTION SCHEMES (Continued)

(B) Share Option Schemes of PPC (Continued)

(b) PPC 1999 Share Option Scheme

On 21 June 1999, PPC approved another share option scheme (the "PPC 1999 Share Option Scheme") under which the directors of PPC may, at their discretion and during the period of three years commencing from 21 June 1999, grant options to any director or full-time employees of the PPC Group to subscribe for the shares of PPC. The maximum number of shares of PPC in respect of which options may be granted under the PPC 1999 Share Option Scheme and the PPC 1997 Share Option Scheme to any eligible person shall not exceed 25% of the total number of shares of PPC in issue.

The offer of a grant of share options may be accepted within 21 days from the date of the offer while no consideration is required to be paid by the grantee upon acceptance of the offer. The vesting and exercisable period of the share options are determined by the directors of PPC but the exercisable period shall not be more than ten years from the date of grant. The exercise price is determined by the directors of PPC which shall be equal to the higher of the nominal value of the shares of PPC or a price not less than 80% of the average of the closing prices per share of PPC as stated in the daily quotations sheets issued by the Hong Kong Stock Exchange on the five trading days immediately preceding the date of grant.

The PPC 1999 Share Option Scheme was expired on 21 June 2002 and no option had ever been granted under such scheme.

(c) PPC 2001 Share Option Scheme

Subsequent to the amendment of Chapter 17 of the Listing Rules in 2001, a new share option scheme was adopted by PPC on 6 December 2001 (the "PPC 2001 Share Option Scheme") which will be valid and effective for a period of ten years from the date of adoption. The directors of PPC may, at their discretion, grant options to any director (including executive directors and independent non-executive directors) or employee of the PPC Group (the "Eligible Participant") to subscribe for the shares of PPC. Unless approved by shareholders of PPC, the total number of shares of PPC issued and to be issued upon exercise of the share options granted to each Eligible Participant (including both exercised and outstanding options) in any 12-month period must not exceed 1% of the ordinary share capital of PPC in issue.

The offer of a grant of share options may be accepted within 14 days from the date of the offer together with the payment of nominal consideration of HK$10 in total by the grantee. The vesting and exercisable period of the share options are determined by the directors of PPC but the exercisable period shall not be more than ten years from the date of grant. The exercise price is determined by the directors of PPC which must be at least the higher of the closing price of the shares of PPC as stated in the Hong Kong Stock Exchange's daily quotations sheet on the date of grant or the average closing price of the shares of PPC as stated in the Hong Kong Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of grant.

The total number of shares of PPC which may be issued upon exercise of all share options to be granted under the PPC 2001 Share Option Scheme and any other schemes must not in aggregate exceed 10% of the ordinary share capital of PPC in issue as at the date of approval of the PPC 2001 Share Option Scheme. No share option had been granted under such scheme since its adoption.

As at the date of this annual report, a total of 22,000,000 share options were outstanding and all of which were granted under the PPC 1997 Share Option Scheme. The total number of shares of PPC available for issue under the PPC 2001 Share Option Scheme is 183,996,800 which represents approximately 8.93% of the issued ordinary share capital of PPC as at the date of this annual report.

Also, pursuant to the PPC 1997 Share Option Scheme, options to subscribe for 3,000,000 shares of PPC at an exercise price of HK$0.693 per share were granted to an employee of the Company on 11 May 1999. The options are divided into 4 tranches exercisable from 5 November 1999, 5 May 2001, 5 May 2002 and 5 May 2003 respectively to 4 November 2004. As at 30 June 2002, all the options granted to the said employee have not yet been exercised.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30 June 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that the following parties had interests of 10% or more of the issued share capital of the Company:–

Name	Number of shares held
Chow Tai Fook Enterprises Limited	519,919,085 (Note 1)
New World Development Company Limited ("NWD")	519,919,085 (Note 2)
Sea Walker Limited ("SWL")	516,561,485 (Note 3)
Mombasa Limited	516,561,485
AIG Asian Infrastructure Management II Ltd. as general partner of AIG Asian Infrastructure Management II LP as general partner of AIG Asian Infrastructure Fund II LP	96,848,750

Notes:

(1) Chow Tai Fook Enterprises Limited and its subsidiaries have interests in more than one-third of the issued shares of NWD and is accordingly deemed to have an interest in the shares deemed to be interested by NWD.

(2) This interest represents 516,561,485 shares deemed to be held by SWL and 3,357,600 shares directly held by Financial Concepts Investment Limited ("FCIL"). SWL is a wholly owned subsidiary of NWD and NWD has a 51.3% indirect interest in FCIL. NWD is deemed to have interests in the shares held by SWL and FCIL.

(3) Mombasa Limited is a wholly owned subsidiary of SWL and its interests in the Company is deemed to be held by SWL.

Save as disclosed above, there is no other interest recorded in the register that is required to be kept under Section 16(1) of the SDI Ordinance as at 30 June 2002.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

During the year,

(1) less than 30% of the Group's turnover was attributable to the Group's five largest customers; and

(2) the Group's largest supplier accounted for 100% of the Group's total purchases.

According to the understanding of the Directors, none of the Directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interest in the five largest customers or suppliers.

AUDITORS

The Accounts have been audited by PricewaterhouseCoopers, who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Dr. Cheng Kar-Shun, Henry
Chairman

Hong Kong, 18 October 2002

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT OF THE AUDITORS TO THE SHAREHOLDERS OF
NEW WORLD INFRASTRUCTURE LIMITED
(Incorporated in the Cayman Islands with limited liability)

We have audited the accounts set out on pages 67 to 115 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 18 October 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 June 2002

	Note	2002 HK$'000	2001 Restated HK$'000
Turnover	2	801,897	1,103,132
Other operating income	4	159,075	246,624
Operating costs	5	(1,014,903)	(1,399,376)
Operating loss before financing		(53,931)	(49,620)
Finance costs	6	(849,277)	(786,903)
Share of results of associated companies		174,128	319,027
Share of results of jointly controlled entities		728,655	644,109
(Loss)/profit before taxation		(425)	126,613
Taxation	8	(142,002)	(162,016)
Loss after taxation		(142,427)	(35,403)
Minority interests		(5,937)	(58,676)
Loss for the year	9	(148,364)	(94,079)
Loss per share	11		
Basic		HK$0.23	HK$0.18
Diluted		N/A	N/A

BALANCE SHEETS

As at 30 June 2002

	Note	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
ASSETS					
Current assets					
Inventories	12	1,179,124	500,247	1,179,124	500,247
Debtors, deposits and prepayments	13	1,250,305	1,260,818	1,086,944	965,595
Amount due from a minority shareholder		205,389	185,727	-	-
Pledged deposits	14	838,666	-	518,200	-
Bank balances and cash		956,408	4,946,891	224,201	3,064,853
Total current assets		4,429,892	6,893,683	3,008,469	4,530,695
Non-current assets					
Deferred expenditure	15	50,997	81,425	50,997	81,425
Subsidiaries	16	-	-	14,900,435	15,902,009
Associated companies	17	2,763,858	1,995,600	233,011	70,201
Jointly controlled entities	18	10,837,603	9,059,195	-	1,672
Loans receivable		381,114	381,114	381,114	381,114
Other investments	19	880,333	1,874,354	4,065	7,344
Deposit for proposed investment in Network	20	786,916	-	786,916	-
Fixed assets	21	7,493,158	8,573,996	10,488	12,856
		23,193,979	21,965,684	16,367,026	16,456,621
Total assets		27,623,871	28,859,367	19,375,495	20,987,316

	Note	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
[illegible] AND EQUITY					
Liabilities					
Current liabilities					
Creditors and accruals	22	1,257,892	1,281,591	69,217	130,445
Amounts due to minority shareholders		126,886	233,260	-	-
Short-term bank loans					
Secured		598,131	-	-	-
Unsecured		-	82,680	-	82,680
Current portion of bank and other borrowings	23	2,236,935	5,907,768	2,138,339	5,859,243
Provision for premium on redemption of convertible bonds	23(b)	373,588	-	373,588	-
Taxation		5,108	5,704	-	-
Total current liabilities		4,598,540	7,511,003	2,581,144	6,072,368
Long-term liabilities					
Bank and other borrowings	23	8,890,408	6,928,171	6,677,200	4,716,739
Provision for premium on redemption of convertible bonds	23(b)	-	161,041	-	161,041
Deferred interest income		234,916	168,968	-	-
Deferred taxation	8	9,318	-	-	-
Total liabilities		13,733,182	14,769,183	9,258,344	10,950,148
Equity					
Capital and reserves					
Share capital	24	952,180	855,325	952,180	855,325
Reserves	25	11,010,464	10,148,773	9,164,971	8,019,658
		11,962,644	11,004,098	10,117,151	8,874,983
Mandatorily convertible bonds	26	-	1,162,185	-	1,162,185
		11,962,644	12,166,283	10,117,151	10,037,168
Minority interests		1,928,045	1,923,901	-	-
Total equity and liabilities		27,623,871	28,859,367	19,375,495	20,987,316

Cheng Kar-Shun, Henry
Director

Chan Wing-Tak, Douglas
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 June 2002

	Note	2002 HK$'000	2001 HK$'000
Net cash outflow from operating activities	29(a)	(555,563)	(1,115,384)
Returns on investments and servicing of finance			
Interest received		303,713	445,720
Interest paid		(662,857)	(708,315)
Dividends received from			
Associated companies		155,498	170,605
Jointly controlled entities		664,466	660,415
Non-trading securities		-	11,766
Dividend paid		-	(214,381)
Dividend paid to minority shareholders in subsidiaries		(10,300)	-
Income from a fixed return co-operative joint venture		-	17,725
Net cash inflow from returns on investments and servicing of finance		450,520	383,535
Taxation			
PRC income tax paid		(21,666)	(12,372)
Investing activities			
Increase in investments in associated companies		(744,152)	(744,262)
Increase in amounts due from associated companies		(82,155)	(104,724)
Additions to fixed assets		(29,995)	(58,185)
Decrease in amounts due from jointly controlled entities		384,709	671,274
Increase in investments in jointly controlled entities		(23,205)	(8,915)
Increase in investments in non-trading investments		(9,420)	(155,198)
Investments in pledged deposits and short-term deposits maturing after three months		(977,451)	(131,339)
Uplift of short-term deposits maturing after three months		131,339	235,007
Increase in payments on account of proposed joint ventures and deposit for proposed investment in Network		(1,659,805)	(662,276)
Proceeds from sales of fixed assets		1,434	1,981
Deconsolidation of subsidiaries	29(e)	(81,186)	-
Acquisition of subsidiaries	29(g)	-	(19,454)
Disposal of			
Associated companies		-	1,523,408
Non-trading investments		22,405	324,031
Jointly controlled entities		264,959	238,786
A subsidiary	29(i)	(12,516)	7,536
Net cash (outflow)/inflow from investing activities		(2,815,039)	1,117,670
Net cash (outflow)/inflow before financing		(2,941,778)	373,449

	Note	2002 HK$'000	2001 HK$'000
Financing activities			
Drawdown of bank and other borrowings		4,376,244	2,965,023
Drawdown of short-term bank loans		765,341	82,680
Capital contributions from minority shareholders		-	4,280
Repayment of bank and other borrowings		(4,976,175)	(238,224)
Repayment of short-term bank loans		(249,890)	(78,000)
Repurchase of convertible bonds		(39,567)	(72,445)
Redemption of convertible bonds		(931,476)	-
Additions to deferred expenditure		(628)	(33,230)
Repurchase of own shares		-	(51,757)
Net cash (outflow)/inflow from financing	29(b)	(1,056,151)	2,578,327
(Decrease)/increase in cash and cash equivalents		(3,997,929)	2,951,776
Cash and cash equivalents at beginning of year		4,815,552	1,863,776
Cash and cash equivalents at end of year		817,623	4,815,552
Analysis of cash and cash equivalents			
Bank balances and cash		817,623	4,815,552

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 30 June 2002

	Note	2002 HK$'000	2001 Restated HK$'000
Net surplus/(deficit) on revaluation of non-trading investments	25	28,002	(1,639,478)
Interest on mandatorily convertible bonds	25	(49,149)	(58,979)
Net losses not recognised in the consolidated profit and loss account		(21,147)	(1,698,457)
Loss for the year		(148,364)	(94,079)
Total recognised losses		(169,511)	(1,792,536)
Goodwill eliminated directly against reserves	25	-	(447)
Release of reserves upon disposal of associated companies, jointly controlled entities and a subsidiary	25		
Company and subsidiaries		(34,245)	395,792
A jointly controlled entity		-	976
		(203,756)	(1,396,215)
Cumulative effect of change in accounting policy to retained profit brought forward as at 1 July 2001			(109,145)

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The accounts are prepared under the historical cost convention as modified by the revaluation of non-trading securities.

In the current year, the Group has changed certain of its accounting policies following the adoption of new and revised Hong Kong Statements of Standard Accounting Practice ("SSAPs") which became effective during the current accounting period:

SSAP 9 (revised)	Events after the balance sheet date
SSAP 26	Segment reporting
SSAP 28	Provision, contingent liabilities and contingent assets
SSAP 30	Business combinations
SSAP 31	Impairment of assets

The effect of adopting these new and revised standards is set out in the accounting policies below.

(b) Basis of consolidation

The consolidated accounts incorporate the accounts of the Company and all its subsidiaries made up to 30 June and include the Group's share of the results for the year and undistributed post-acquisition reserves of its associated companies and jointly controlled entities. The results of subsidiaries, associated companies and jointly controlled entities acquired or disposed of during the year are dealt with in the consolidated profit and loss account from the effective dates of acquisition or up to the effective dates of disposal respectively.

All material intra-group transactions and balances have been eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill or capital reserve which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) Goodwill

Goodwill represents the excess of the purchase consideration over the fair values ascribed to net assets of subsidiaries, associated companies or jointly controlled entities acquired.

Goodwill on acquisitions of subsidiaries occurring on or after 1 July 2001 is classified separately in the balance sheet. Goodwill on acquisitions of associated companies or jointly controlled entities occurring on or after 1 July 2001 is included in investments in associated companies or jointly controlled entities. Goodwill is amortised using the straight-line method over its estimated useful lives of not more than twenty years. Goodwill on acquisition that occurred prior to 1 July 2001 was previously taken to reserves. The Group has adopted the transitional provisions in SSAP 30 and goodwill occurred prior to 1 July 2001 has not been retroactively capitalised and amortised. Any subsequent impairment of such goodwill is recognised in the consolidated profit and loss account in accordance with SSAP 31. This change in accounting policy for recognition of goodwill impairment has been applied retrospectively and impairment losses of HK$109,145,000 were accordingly recognised in the consolidated profit and loss account for the year ended 30 June 2001 as detailed in notes 5 and 25 by means of a prior year adjustment.

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(d) Subsidiaries

Subsidiaries are companies, including equity or co-operative joint ventures in the People's Republic of China (the "PRC"), in which the Group has the power to exercise control governing the financial and operating policies of the companies.

(e) Associated companies

An associated company is a company other than a subsidiary or a jointly controlled entity, in which the Group's interest is held for the long term and is substantial, and significant influence is exercised through representations on the board of directors. The Group's investments in associated companies include the Group's share of net assets and goodwill (net of accumulated amortisation) on acquisition. The Company's investments in associated companies are carried at cost less provision for impairment losses. Results of associated companies are accounted for by the Company only to the extent of dividends received and receivable.

(f) Jointly controlled entities

A jointly controlled entity is a joint venture established as a corporation, partnership or other entity in which the venturers have their respective interests and they have established a contractual arrangement among them to define their joint control over the economic activity of the entity.

The Company's interests in jointly controlled entities are classified as long-term investments and are stated at cost less provision for impairment losses.

The Group's interests in jointly controlled entities are stated at cost plus the Group's share of their post-acquisition results and reserves, and goodwill (net of accumulated amortisation) on acquisition less provision for impairment losses. The share of post-acquisition results and reserves is based on the relevant profit sharing ratios which vary according to the nature of the jointly controlled entities explained as follows:

(i) Equity joint ventures

Equity joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' capital contribution ratios are defined in the joint venture contracts and the venturers' profit sharing ratios are in proportion to the capital contribution ratios.

(ii) Co-operative joint ventures

Co-operative joint ventures are Sino-foreign joint ventures established in the PRC in respect of which the venturers' profit sharing ratios and share of net assets upon the expiration of the joint venture periods are not in proportion to their capital contribution ratios but are as defined in the joint venture contracts. Where the Group is not entitled to share the net assets of a co-operative joint venture at the end of the joint venture period, the cost of investment in such co-operative joint venture is amortised over the joint venture period.

(iii) Companies limited by shares

Companies limited by shares are limited liability companies in respect of which each shareholder's beneficial interests therein is in accordance with the amount of the voting share capital held thereby.

PRINCIPAL ACCOUNTING POLICIES (Continued)

(g) Joint ventures in the PRC

(i) Equity joint ventures

The Group's investments in these joint ventures are accounted for as subsidiaries (where the Group has the power to exercise control governing the financial and operating policies) or as jointly controlled entities (where the Group and the other venturers of the equity joint ventures established joint control over the economic activity thereof).

Where the Group has no unilateral or joint control over the management of the equity joint ventures, the joint ventures are accounted for as other investments.

(ii) Co-operative joint ventures

The Group's investments in these joint ventures are accounted for as subsidiaries (where the Group has the power to exercise control governing the financial and operating policies) or as jointly controlled entities (where the Group and the other venturers of the co-operative joint ventures established joint control over the economic activity thereof).

(iii) Fixed return joint ventures

Where investment income derived from investments in and loans to joint ventures is predetermined in accordance with the provisions of the joint venture contracts for a substantial portion of the joint venture period, these joint ventures are referred to as fixed return joint ventures. Fixed return joint ventures are carried at cost less capital repayments received.

(h) Other investments

Other investments are long-term investments other than subsidiaries, associated companies and jointly controlled entities and include fixed return joint ventures and non-trading securities.

(i) Fixed return joint ventures

These joint ventures are accounted for as set out in note g(iii) above.

(ii) Non-trading securities

Non-trading securities are investments in which the Group's interest are held for non-trading purposes. They are stated at their fair values in the balance sheet. Changes in fair value of individual securities are accounted for as movements in the investment revaluation reserve until the security is sold or is determined to be impaired. Upon disposal, the cumulative gain or loss is transferred from the investment revaluation reserve to the profit and loss account. Transfers from the investment revaluation reserve to the profit and loss account as a result of impairment are written back to the profit and loss account when the circumstances and events that led to the impairment cease to exist.

(i) Capitalisation of fixed assets

All direct and indirect costs relating to the construction of fixed assets including borrowing costs and foreign exchange differences on the related borrowed funds during the construction period, are capitalised as the costs of the fixed assets.

(j) Repair and maintenance expenses

Toll roads and bridges repair and maintenance expenses are charged to the profit and loss account as incurred.

[illegible] (Continued)

(k) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation of toll roads and toll bridges is provided for on a sinking fund method or a straight-line method. For the sinking fund method, annual depreciation amounts compounded at rates ranging from 2% to 13% per annum will equal the costs of the relevant toll roads and toll bridges, at the expiry of the relevant joint venture periods. Certain toll roads and toll bridges are depreciated at rates sufficient to write off their costs less accumulated impairment losses on a straight-line basis over their remaining toll collection periods ranging from 21 to 29 years.

Depreciation of other fixed assets is calculated to write off their costs less accumulated impairment losses over their estimated useful lives, using the straight-line method. The principal annual rates are as follows:

Land under medium-term leases	Over the lease terms
Buildings	2% to 3%
Port facilities and terminal equipment	2.25% to 15%
Other fixed assets	7% to 33.3%

No depreciation is provided in respect of construction in progress.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(l) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the first-in-first-out method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and estimated costs necessary to make the sale.

(m) Deferred expenditure

Expenses in relation to the issue of convertible bonds and obtaining bank loan and notes are deferred and amortised on the straight-line basis over the unexpired term of the bonds and the available period of the facility respectively. Where the bonds are converted, redeemed or repurchased before the maturity date, the relevant portion of the issue costs is charged to the profit and loss account in the year in which the conversion, redemption or repurchase occurs.

(n) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

1. PRINCIPAL ACCOUNTING POLICIES (Continued)

(o) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases and rentals payable, net of incentives received from the lessors, are accounted for on the straight-line basis over the periods of the leases.

(q) Retirement benefit costs

The Group operates a defined contribution retirement scheme (the "ORSO Scheme") which is available to all the Company's employees in Hong Kong whose employment commenced before 1 October 2000. The assets of the ORSO Scheme are held separately in an independently administered fund. The Group's contributions to the ORSO Scheme are based on rates ranging from 5% to 15% of employees' salaries depending on length of service and are expensed as incurred. The Group's contributions in respect of employees who leave the ORSO Scheme during the year are not forfeited to reduce the employer's contributions for the year.

A mandatory provident fund scheme (the "MPF Scheme") was established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. Commencing on 1 December 2000, newly-joined and eligible employees are compulsorily required to join the MPF Scheme. The Group's contributions to the MPF Scheme are ranging from 5% to 10% of employees' salaries depending on length of service and are expensed as incurred.

The Group also contributes to employee pension schemes established by municipal government in respect of certain joint ventures in the PRC. The municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to these schemes are charged to the profit and loss account as incurred.

(r) Foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account, other than those dealt with in note 1(i) above.

The accounts of subsidiaries, associated companies and jointly controlled entities expressed in foreign currencies are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising therefrom are dealt with as a movement in reserves.

1 PRINCIPAL ACCOUNTING POLICIES (continued)

(s) Borrowing costs

Borrowing costs that are directly attributable to the financing of the Group's investments in joint ventures investing in infrastructural projects are capitalised as the cost of investments in these joint ventures up to the respective commissioning dates of the joint ventures' infrastructural assets.

All other borrowing costs are expensed in the profit and loss account in the year in which they are incurred, other than those dealt with in note 1(i) above.

(t) Dividend

In accordance with revised SSAP 9, the Group no longer recognised dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in note 25, this change has resulted in an increase in retained profit at 1 July 2000 by HK$214,381,000 which is the reversal of provision for 2000 proposed final dividend previously recorded as a liability as at 30 June 2000 although not declared until after the balance sheet date.

(u) Revenue recognition

Toll revenues, income from cargo and container handling and storage are recognised when services are rendered.

Interest income is recognised on a time proportion basis that takes into account the principal outstanding and the effective interest rates applicable.

Interest received and receivable in respect of loan financing provided to equity and co-operative joint ventures (where they are not accounted for as subsidiaries) during their pre-operational period is deferred and amortised over the repayment periods of these loans.

Income from investments in and loans to fixed return joint ventures is recognised on an accrual basis so as to produce a constant return on the investment and loan balance (net of capital repayments) on a combined basis, throughout the period of the Group's investments in these joint ventures.

Dividend income is recognised when the shareholder's right to receive payment is established.

2 TURNOVER

Turnover represents income from the operation of toll roads and bridges, income from cargo and container handling and storage, interest income and investment income from joint ventures, net of business and withholding taxes, where applicable, analysed as follows:

	2002 HK$'000	2001 HK$'000
Toll income	594,180	557,186
Cargo and container handling and storage income	129,283	140,560
	723,463	697,746
Business tax	(47,325)	(33,306)
	676,138	664,440
Interest income from		
Joint ventures	88,192	112,639
Third parties	53,403	221,883
	141,595	334,522
Withholding tax	(15,836)	(19,491)
	125,759	315,031
Income from a fixed return co-operative joint venture	-	123,661
	801,897	1,103,132

3 SEGMENT INFORMATION

The Group is organised into five main business segments including energy and water treatment, toll roads, toll bridges, cargo handling and telecommunications, media and technology ("TMT").

In respect of geographical segment reporting, segment revenues, segment assets and capital expenditure are where the investments/operating assets are located.

There are no sales or other transactions between the business and geographical segments. Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

Primary reporting format – business segments

	Year ended 30 June 2002					
	Energy and water treatment HK$'000	Toll roads HK$'000	Toll bridges HK$'000	Cargo handling HK$'000	TMT HK$'000	Group HK$'000
Segment revenues	53,962	423,734	151,791	130,175	-	759,662
Other interest income						42,235
Turnover						801,897
Segment results	37,856	199,747	29,782	(6,698)	(195,026)	65,661
Other interest income						42,235
Unallocated costs						(161,827)
Operating loss before financing						(53,931)
Finance costs						(849,277)
Share of results of						
Associated companies	(8,006)	-	-	257,569	(75,435)	174,128
Jointly controlled entities	384,871	175,054	3,848	176,591	(11,709)	728,655
Loss before taxation						(425)
Taxation						(142,002)
Loss after taxation						(142,427)
Minority interests						(5,937)
Loss for the year						(148,364)

3 SEGMENT INFORMATION (Continued)

Primary reporting format – business segments (Continued)

	As at 30 June 2002					
	Energy and water treatment HK$'000	Toll roads HK$'000	Toll bridges HK$'000	Cargo handling HK$'000	TMT HK$'000	Group HK$'000
Segment assets	16,364	5,750,724	2,081,283	285,782	3,845,653	11,979,806
Associated companies	393,801	-	-	730,675	1,639,382	2,763,858
Jointly controlled entities	2,557,145	4,134,686	79,336	2,357,125	1,709,311	10,837,603
Unallocated assets						2,042,604
Total assets						27,623,871
Segment liabilities	(366)	(854,315)	(52,085)	(4,408)	(46,529)	(957,703)
Unallocated liabilities						(12,775,479)
Total liabilities						(13,733,182)
Capital expenditure	-	49,121	268	24,017	379	
Depreciation	-	140,531	72,176	38,807	284	
Amortisation charges	-	17,857	-	-	-	
Impairment losses	-	-	-	125,274	148,250	
Provision	-	-	-	-	30,662	

[illegible] (Continued)

Primary reporting format – business segments (Continued)

	Year ended 30 June 2001 (Restated)						
	Energy and water treatment HK$'000	Toll roads HK$'000	Toll bridges HK$'000	Cargo handling HK$'000	TMT HK$'000	Others HK$'000	Group HK$'000
Segment revenues	144,233	424,774	182,131	141,138	1,223	-	893,499
Other interest income							209,633
Turnover							1,103,132
Segment results	(162,871)	189,895	178,566	(49,646)	(302,149)	14,252	(131,953)
Other interest income							209,633
Unallocated costs							(127,300)
Operating loss before financing							(49,620)
Finance costs							(786,903)
Share of results of							
Associated companies	91,151	14,769	-	232,122	(19,015)	-	319,027
Jointly controlled entities	356,352	151,382	(17,416)	164,775	(10,984)	-	644,109
Profit before taxation							126,613
Taxation							(162,016)
Loss after taxation							(35,403)
Minority interests							(58,676)
Loss for the year							(94,079)

3 SEGMENT INFORMATION (Continued)

Primary reporting format – business segments (Continued)

	As at 30 June 2001 (Restated)						
	Energy and water treatment HK$'000	Toll roads HK$'000	Toll bridges HK$'000	Cargo handling HK$'000	TMT HK$'000	Others HK$'000	Group HK$'000
Segment assets	900,971	5,883,480	2,095,372	1,332,135	2,192,139	-	12,404,097
Associated companies	356,490	-	-	576,536	1,062,574	-	1,995,600
Jointly controlled entities	1,921,690	4,350,148	90,552	1,863,191	833,614	-	9,059,195
Unallocated assets							5,400,475
Total assets							28,859,367
Segment liabilities	(5,071)	(795,153)	(27,527)	(176,704)	(45,327)	-	(1,049,782)
Unallocated liabilities							(13,719,401)
Total liabilities							(14,769,183)
Capital expenditure	-	63,514	1,731	112,170	454	-	
Depreciation	-	102,921	68,895	42,944	119	-	
Amortisation charges	-	1,534	-	-	-	-	
Impairment losses/(written-back of impairment loss)	-	982	-	-	352,956	(12,480)	

[illegible] (continued)

[illegible]

	Year ended 30 June 2002			
	Segment revenues HK$'000	Segment results HK$'000	Segment assets HK$'000	Capital expenditure HK$'000
China mainland	751,625	123,721	9,048,045	73,405
Hong Kong	8,037	88,525	1,025,146	347
Overseas	-	(146,585)	1,906,615	33
	759,662	65,661	11,979,806	73,785
Other interest income	42,235	42,235		
Turnover	801,897			
Unallocated costs		(161,827)		
Operating loss before financing		(53,931)		
Associated companies			2,763,858	
Jointly controlled entities			10,837,603	
Unallocated assets			2,042,604	
Total assets			27,623,871	

	Year ended 30 June 2001 (Restated)			
	Segment revenues HK$'000	Segment results HK$'000	Segment assets HK$'000	Capital expenditure HK$'000
China mainland	884,299	196,972	10,211,958	177,415
Hong Kong	7,977	(172,375)	446,067	-
Overseas	1,223	(156,550)	1,746,072	454
	893,499	(131,953)	12,404,097	177,869
Other interest income	209,633	209,633		
Turnover	1,103,132			
Unallocated costs		(127,300)		
Operating loss before financing		(49,620)		
Associated companies			1,995,600	
Jointly controlled entities			9,059,195	
Unallocated assets			5,400,475	
Total assets			28,859,367	

[illegible]

	2002 HK$'000	2001 HK$'000
Profit on repurchase of convertible bonds	-	1,772
Net gain on foreign currency forward contracts	14,974	-
Net gain on disposal of non-trading investments (note 25)	-	110,422
Gain on disposal of jointly controlled entities	113,676	99,419
Gain on disposal of a subsidiary	21,735	-
Written-back of impairment loss on other investments	-	12,480
Dividend from listed non-trading securities	-	11,766
Others	8,690	10,765
	159,075	246,624

[illegible]

	2002 HK$'000	2001 Restated HK$'000
Impairment losses on other investments (note 25)	154,024	244,793
Impairment losses on fixed assets (note 21)	119,500	-
Impairment losses on goodwill (note 25)	-	109,145
Provision for doubtful debt	25,000	-
Provision for payments on account of proposed joint ventures	33,002	-
Loss on disposal of associated companies	-	426,125
Loss on disposal of a subsidiary	-	6,963
Depreciation	256,830	219,838
Management fees paid in connection with toll collection, maintenance and management services	60,445	57,622
Auditors' remuneration	6,953	6,854
Rental for leased premises	17,830	20,952
Loss on disposal of fixed assets	4,938	821
Amortisation of cost of investments in co-operative joint ventures	17,857	1,534
Staff costs	153,500	140,259
Retirement benefit costs	7,100	7,335
Other operating costs	157,924	157,135
	1,014,903	1,399,376

6 FINANCE COSTS

	2002 HK$'000	2001 HK$'000
Interest on convertible bonds	15,417	60,952
Interest on bank and other borrowings		
Wholly repayable within five years	573,418	643,488
Not wholly repayable within five years	54,207	47,021
Amortisation of deferred expenditure	30,657	32,817
Provision for premium on redemption of convertible bonds	220,914	70,202
	894,613	854,480
Amount capitalised as construction in progress (note)	(45,336)	(57,629)
Amount capitalised as investment in a jointly controlled entity (note)	–	(9,948)
	849,277	786,903

Note: *To the extent that funds are borrowed generally and used for the purpose of financing the construction of fixed assets and* qualifying investment in a jointly controlled entity, the capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation as part of the costs of these assets is 6.6% (2001: 7.0%) for the year.

7 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the directors are as follows:

	2002 HK$'000	2001 HK$'000
Fees	850	–
Salaries and other emoluments	8,915	8,801
Contributions to retirement benefit scheme	497	480
	10,262	9,281

The emoluments of the directors fall within the following bands:

Emolument band HK$	**Number of individuals** 2002	 2001
Nil – 1,000,000	11	9
1,000,001 – 1,500,000	1	1
3,500,001 – 4,000,000	1	1
4,000,001 – 4,500,000	1	1
	14	12

Directors' fees disclosed above include HK$300,000 (2001: nil) paid to independent non-executive directors.

7 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT (Continued)

The five individuals whose emoluments were the highest in the Group for the year include 2 (2001: 3) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 3 (2001: 2) individuals during the year are as follows:

	2002 HK$'000	2001 HK$'000
Salaries and other emoluments	5,671	4,036
Contributions to retirement benefit scheme	434	314
	6,105	4,350

The emoluments fell within the following bands:

Emolument band HK$	**Number of individuals** 2002	 2001
1,500,001 - 2,000,000	2	1
2,000,001 - 2,500,000	1	1
	3	2

8 TAXATION

	2002 HK$'000	2001 HK$'000
Company and subsidiaries		
PRC income tax	21,100	11,636
Deferred tax	9,318	-
	30,418	11,636
Associated companies		
Hong Kong profits tax	41,147	52,024
PRC income tax	48	36,715
	41,195	88,739
Jointly controlled entities		
Hong Kong profits tax	25,899	22,899
Macau income tax	18,277	22,676
PRC income tax	16,539	16,066
Deferred tax	9,674	-
	70,389	61,641
	142,002	162,016

8 TAXATION (continued)

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on income assessable to Hong Kong profits tax. PRC and Macau income tax have been provided on the estimated assessable profits for the year at their prevailing rates of taxation.

As at 30 June 2002, deferred taxation of the Group of HK$9,318,000 (2001: nil) was provided for timing differences in respect of accelerated depreciation allowances.

There was no material unprovided deferred tax charge for the year (2001: nil).

9 LOSS FOR THE YEAR

Loss for the year is dealt with in the accounts of the Company to the extent of profit of HK$128,984,000 (2001: HK$84,033,000).

10 DIVIDEND

The board of directors does not recommend the payment of an interim dividend and a final dividend for the year ended 30 June 2002 (2001: nil).

11 LOSS PER SHARE

The calculation of loss per share is based on the loss attributable to the shareholders of HK$197,513,000 (2001: HK$153,058,000 (restated)) after adjusting for the interest of HK$49,149,000 (2001: HK$58,979,000) on the mandatorily convertible bonds and the weighted average of 871,516,679 (2001: 856,739,175) shares in issue during the year.

Diluted loss per share for the year is not presented as the Company has no dilutive potential shares at year end (2001: n/a).

12 INVENTORIES

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Raw materials, at cost	1,179,124	500,247

13 DEBTORS, DEPOSITS AND PREPAYMENTS

(a) Ageing analysis of trade debtors is not presented as the amount outstanding at year end is insignificant.

(b) At 30 June 2002, the balance included a housing loan of HK$2,398,000 (2001: HK$2,766,000) to the Company Secretary, Mr. Chow Oi Wah, Fergus. The loan is secured by a legal mortgage over the subject property, carries interest at 3% (2001: 5%) per annum and is repayable by monthly installments up to March 2008. The maximum of the amount outstanding during the year was HK$2,766,000 (2001: HK$3,102,000).

(c) Also included are trade deposits of approximately HK$969 million (2001: HK$698 million) paid to an associated company for the purchase of inventories.

14 PLEDGED DEPOSITS

This represents deposits pledged to banks for banking facilities granted to a subsidiary and a jointly controlled entity.

[illegible]

	Group and Company	
	2002	2001
	HK$'000	HK$'000
Cost less amount amortised		
Convertible bonds and notes issuing expenses	6,812	15,730
Bank loan procurement expenses	44,185	65,695
	50,997	81,425

[illegible]

	Company	
	2002	2001
	HK$'000	HK$'000
Unlisted shares, at cost	4,842,899	4,842,899
Amounts due by subsidiaries, net of provision	10,735,940	12,468,160
	15,578,839	17,311,059
Amounts due to subsidiaries	(678,404)	(1,409,050)
	14,900,435	15,902,009

Particulars of the Company's subsidiaries, which, in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2002, are set out in note 34.

[illegible]

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Group's share of net assets	2,479,712	1,828,500	-	-
Goodwill on acquisition	34,893	–	-	-
Amounts due by associated companies (note a)	249,253	167,100	233,011	70,201
	2,763,858	1,995,600	233,011	70,201

(a) Except for an amount of HK$46,800,000 (2001: HK$46,800,000) which carries interest at 8% per annum, the amounts due by associated companies are interest free, unsecured and have no fixed terms of repayment.

(b) Particulars of associated companies, which, in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2002, are set out in note 35.

	Group		Company	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Equity joint ventures				
Group's share of net assets	709,371	744,760	-	-
Amounts due by joint ventures (note a)	34,186	50,152	-	1,672
	743,557	794,912	-	1,672
Co-operative joint ventures				
Cost of investments (less accumulated amortisation of HK$27,444,000 (2001: HK$9,587,000)) (notes b and e)	2,790,153	2,075,196	-	-
Share of undistributed post-acquisition results	305,990	330,950	-	-
	3,096,143	2,406,146	-	-
Amounts due by joint ventures (note a)	2,759,399	2,459,246	-	-
	5,855,542	4,865,392	-	-
Companies limited by shares				
Share of net assets	2,628,873	2,581,923	-	-
Subordinated loans (note c)	215,934	215,934	-	-
Amounts due by jointly controlled entities (note a)	68,625	115,848	-	-
Promissory note due to a jointly controlled entity (note d)	(80,007)	(80,007)	-	-
	2,833,425	2,833,698	-	-
Payments on account of proposed joint ventures (note f)	1,405,079	565,193	-	-
	10,837,603	9,059,195	-	1,672

Particulars of jointly controlled entities, which, in the opinion of the directors, principally affect the results of the Group for the year and/or assets of the Group as at 30 June 2002, are set out in note 36.

(a) The amounts due by jointly controlled entities are analysed as follows:

	Group		Company	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Interest bearing				
Fixed rates ranging from 6% to 15% (2001: 6% to 15%) per annum	1,179,213	1,315,433	-	-
Non-interest bearing	1,682,997	1,309,813	-	1,672
	2,862,210	2,625,246	-	1,672

The repayment terms of the amounts due by jointly controlled entities are specified in the relevant joint venture agreements.

(b) The amounts include contributions to the registered capital of joint ventures of HK$98,775,000 (2001: HK$98,775,000) which carries interest at 10% per annum and HK$149,773,000 (2001: HK$149,773,000) which carries interest at Hong Kong prime rate.

(c) Except for an amount of HK$19,038,000 (2001: HK$19,038,000) which carries interest at 14% per annum, the loans to jointly controlled entities are interest free, have no fixed terms of repayment and are subordinated to bank borrowings and all other major indebtedness.

(d) The promissory note is unsecured, interest free and repayable on demand.

(e) Included in investments in co-operative joint ventures is the Group's investment in 60% interest in registered capital of Shunde DeSheng Power Plant Company Limited ("DeSheng Power Plant") which was previously accounted for as a fixed return joint venture under other investments. In 2001, DeSheng Power Plant resumed the operation of the power plant upon the expiry of a five-year plant lease to the PRC joint venture partner. With effect from 1 July 2001, the Group accounted for the results and net assets of DeSheng Power Plant on an equity accounting basis and accordingly, the Group's investment in DeSheng Power Plant has been reclassified as an investment in jointly controlled entity.

(f) The balances represent payments on account of proposed joint ventures for which only preliminary agreements have been signed and the joint venture companies have not yet been established as at the year end. Upon the completion of the relevant joint venture contracts and the establishment of the respective joint venture companies, the relevant amounts will be reclassified to joint venture balances.

In September 2002, the Group decided to withdraw from a preliminary agreement and, as a result of such withdrawal, the Group has no further material obligation under such preliminary agreement. The payment on account of this proposed joint venture amounting to HK$620 million was substantially refunded to the Group.

19 OTHER INVESTMENTS

	Group 2002 HK$'000	Group 2001 HK$'000	Company 2002 HK$'000	Company 2001 HK$'000
Fixed return joint venture				
Co-operative joint venture (note 18e)				
Capital and loan contributions (cost less capital repayment)	-	639,564	-	-
Amount due by a joint venture	-	215,450	-	-
	-	855,014	-	-
Equity joint venture				
Capital and loan contributions (cost less capital repayment)	23,850	23,850	-	-
Amount due by a joint venture	1,325	1,325	-	-
Provision	(25,175)	(25,175)	-	-
	-	-	-	-
Non-trading securities				
Unlisted				
Shares, at fair value	589,127	703,864	1,961	5,271
Investments in equity joint ventures, at cost	249,484	261,964	-	-
Provision	(249,484)	(249,484)	-	-
	589,127	716,344	1,961	5,271
Listed				
Shares listed in Hong Kong, at fair value	26,927	37,301	-	-
Shares listed outside Hong Kong, at fair value	264,279	265,695	2,104	2,073
	291,206	302,996	2,104	2,073
	880,333	1,874,354	4,065	7,344
Market value of listed shares	291,206	302,996	2,104	2,073

26. [illegible] INVESTMENT IN NETWORK

During the year, the Group entered into an option agreement with a PRC entity for the acquisition ("Acquisition") of interest in an optical fibre backbone network ("Network") in the PRC ("Agreement"). Subject to certain conditions as stipulated in the Agreement, the Group is entitled to acquire up to 70% interest in the Network at a consideration of approximately HK$2,563 million.

As at 30 June 2002, approximately HK$787 million was paid as a deposit for the Acquisition. In September 2002, the Group disposed of its interests in certain investments at a total consideration of approximately HK$660 million which has also been applied as a further payment for the Acquisition, bringing the total payments to approximately HK$1,447 million.

The Group is required to pay a further sum of approximately HK$1,116 million should the Group decide to increase its interest in the Network up to 70%.

27. FIXED ASSETS

	Group							Company
	Toll roads	**Toll bridges**	**Land and buildings**	**Port facilities and terminal equipment**	**Construction in progress**	**Others**	**Total**	**Others**
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost								
At 1 July 2001	4,231,919	1,950,532	476,023	478,504	2,053,010	186,097	9,376,085	21,642
Additions	1,402	-	149	3,877	63,944	5,959	75,331	1,352
Disposals	-	(12,445)	-	(3,954)	(504)	(1,708)	(18,611)	(890)
Transfer upon completion	195,479	-	1,120	7,711	(204,310)	-	-	-
Deconsolidation of subsidiaries	-	-	(131,883)	(315,097)	(306,735)	(42,322)	(796,037)	-
Disposal of a subsidiary	-	-	-	(120,757)	(1,665)	(14,692)	(137,114)	-
At 30 June 2002	**4,428,800**	**1,938,087**	**345,409**	**50,284**	**1,603,740**	**133,334**	**8,499,654**	**22,104**
Accumulated depreciation and impairment losses								
At 1 July 2001	331,389	254,073	35,828	97,526	-	83,273	802,089	8,786
Charge for the year	134,379	70,532	11,465	22,762	-	17,692	256,830	3,305
Impairment losses	-	-	117,000	-	2,500	-	119,500	-
Disposals	-	(7,747)	-	(3,459)	-	(1,033)	(12,239)	(475)
Deconsolidation of subsidiaries	-	-	(14,793)	(59,974)	-	(26,454)	(101,221)	-
Disposal of a subsidiary	-	-	-	(48,646)	-	(9,817)	(58,463)	-
At 30 June 2002	**465,768**	**316,858**	**149,500**	**8,209**	**2,500**	**63,661**	**1,006,496**	**11,616**
Net book value								
At 30 June 2002	**3,963,032**	**1,621,229**	**195,909**	**42,075**	**1,601,240**	**69,673**	**7,493,158**	**10,488**
At 30 June 2001	3,900,530	1,696,459	440,195	380,978	2,053,010	102,824	8,573,996	12,856

[illegible]

As at 30 June 2002, finance costs of HK$149,823,000 (2001: HK$132,037,000) were capitalised in construction in progress.

Land and buildings comprise medium-term leases situated in Hong Kong of HK$37,894,000 (2001: HK$38,699,000) and in the PRC of HK$275,015,000 (2001: HK$401,496,000).

[illegible]

Ageing analysis of trade payable is not presented as the amount outstanding as at year end is insignificant.

[illegible]

	Group		Company	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
5% Convertible bonds due 2001 (note a)	-	931,593	-	931,593
1% Convertible bonds due 2003 (note b)	1,350,539	1,381,739	1,350,539	1,381,739
10% Fixed rate notes due 2004 (note c)	200,000	200,000	200,000	200,000
Floating rate notes due 2003 (note d)	351,000	351,000	351,000	351,000
Loan from a fellow subsidiary (note e)	1,400,000	-	1,400,000	-
Bank loans				
Unsecured (note f)	5,514,000	7,713,222	5,514,000	7,711,650
Secured (note f)	1,021,925	869,626	-	-
Loans from minority shareholders of subsidiaries				
Interest bearing (note g)	1,026,822	1,000,646	-	-
Non-interest bearing (note h)	263,057	388,113	-	-
	11,127,343	12,835,939	8,815,539	10,575,982
Current portion included in current liabilities	(2,236,935)	(5,907,768)	(2,138,339)	(5,859,243)
	8,890,408	6,928,171	6,677,200	4,716,739

(a) The convertible bonds bore interest at 5% per annum payable semi-annually in arrears. The bonds were listed on the Luxembourg Stock Exchange. Each holder of the bonds had the option to convert the bonds into shares of HK$1 each of the Company at a conversion price of HK$19.61 per share, subject to adjustment, at any time until 2 July 2001. During the year, bonds with principal amount of US$15,000 were converted into 5,917 shares of HK$1 each of the Company, the remaining balance of the bonds were redeemed at par by the Company on 15 July 2001.

(b) The convertible bonds bear interest at 1% per annum payable semi-annually in arrears. The bonds are listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$1 each of the Company at a conversion price of HK$23.05 per share, subject to adjustment, at any time until 1 April 2003. Subject to certain conditions, the bonds are redeemable at the option of the Company at any time on or after 15 April 2001, in whole or in part, in cash and/or for the Company's shares. Unless previously converted, redeemed or repurchased, the bonds will be redeemed at 143.4% of their principal amount together with the accrued interest on 15 April 2003. Provision of HK$373,588,000 (2001: HK$161,041,000) for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge to the profit and loss account over the terms of the bonds.

During the year, the Company repurchased bonds with an aggregate principal amount of US$4,000,000 for a total consideration of HK$39,567,000 (2001: nil) and these bonds were then cancelled. Provision for premium on redemption of the bonds of HK$8,367,000 was applied to set off against the deficit arising from the repurchase of the bonds.

(c) The fixed rate notes bear interest at 10% per annum payable quarterly in arrears. The notes are unsecured, transferable and repayable at their principal amount on 9 July 2004.

(d) The floating rate notes bear interest at U.S. dollar deposit rate in the London interbank market plus 1.4% per annum payable semi-annually in arrears. The notes are unsecured and repayable at their principal amount on 24 February 2003.

(e) Loan from a fellow subsidiary is unsecured, bears interest at prevailing market rate and wholly repayable on 16 May 2004.

(f) Long-term bank loans are repayable as follows:

	Group		Company	
	2002 HK$'000	2001 HK$'000	2002 HK$'000	2001 HK$'000
Within one year	535,396	4,976,175	436,800	4,927,650
Between one and two years	1,527,810	96,260	1,419,600	–
Between two and five years	4,296,856	3,304,142	3,657,600	2,784,000
After five years	175,863	206,271	–	–
	6,535,925	8,582,848	5,514,000	7,711,650

The loans are secured by certain of the Group's interests in joint ventures in the PRC and the toll collection rights of certain toll roads held by the Group.

(g) The loans represent loans made by the minority shareholders in consolidated joint ventures for the development of the relevant infrastructure projects. The loans are unsecured, bear interest at fixed rates ranging from 10% to 15% per annum and have repayment terms as specified in the relevant joint venture agreements.

(h) The loans are unsecured and have no fixed terms of repayment.

24 SHARE CAPITAL

	2002 HK$'000	2001 HK$'000
Authorised:		
2,000,000,000 shares of HK$1 each	2,000,000	2,000,000
Issued and fully paid:		
952,180,007 (2001: 855,325,340) shares of HK$1 each	952,180	855,325

During the year, 96,854,667 shares (2001: nil) were issued upon the conversion of US$15,000 5% convertible bonds due 2001 and US$150,000,000 mandatorily convertible bonds at a conversion price of HK$19.61 and HK$12.00 per share, respectively. No shares were repurchased during the year (2001: 6,589,600 shares were repurchased and cancelled by the Company).

Pursuant to the share option scheme adopted on 3 October 1997, the Company may grant options to directors and employees of the Company or any of its subsidiaries to subscribe for shares in the Company. No share options were granted during the year. The movements in the number of share options during the year and the balance outstanding at 30 June 2002 are as follows:

Exercise price per share HK$	At 1 July 2001	Lapsed during the year	At 30 June 2002
10.20(a)	2,282,000	-	2,282,000
10.20(b)	360,000	(120,000)	240,000
12.00(c)	10,423,000	(32,000)	10,391,000
12.00(d)	1,440,000	(480,000)	960,000
	14,505,000	(632,000)	13,873,000

(a) Exercisable from 1 July 1999 to 1 June 2004.

(b) Exercisable from 1 July 2000 to 1 June 2005.

(c) Divided into 3 or 5 tranches exercisable from 1 July 1999 to 1 June 2004, from 1 July 2000 to 1 June 2004, from 1 July 2001 to 1 June 2004, from 1 July 2002 to 1 June 2004 and from 1 July 2003 to 1 June 2004 respectively.

(d) Divided into 3 tranches exercisable from 1 July 2001 to 1 June 2005, from 1 July 2002 to 1 June 2005 and from 1 July 2003 to 1 June 2005 respectively.

[illegible]

	Contributed surplus	Share premium (note a)	Capital reserve (note b)	Retained profit	Investment revaluation reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Group						
At 1 July 2000, as previously reported	971,021	4,639,767	341,073	4,211,258	1,427,036	11,590,155
Effect of adopting SSAP 9 (revised) (note 1(t))	-	-	-	214,381	-	214,381
At 1 July 2000, as restated	971,021	4,639,767	341,073	4,425,639	1,427,036	11,804,536
2000 final dividend paid	-	-	-	(214,381)	-	(214,381)
Loss for the year	-	-	-	(94,079)	-	(94,079)
Interest on mandatorily convertible bonds	-	-	-	(58,979)	-	(58,979)
Transfer to capital reserve account	-	-	2,759	(2,759)	-	-
Repurchase of own shares	-	(45,167)	-	-	-	(45,167)
Net deficit on revaluation of non-trading investments	-	-	-	-	(1,761,369)	(1,761,369)
Impairment losses charged to profit and loss account (note 5)	109,145	-	-	-	244,793	353,938
Written-back of impairment loss transferred to profit and loss account (note 4)	-	-	-	-	(12,480)	(12,480)
Net realised gain transferred to profit and loss account (note 4)	-	-	-	-	(110,422)	(110,422)
Goodwill on acquisition of						
Subsidiaries	(21,612)	-	-	-	-	(21,612)
Associated companies	(86,925)	-	-	-	-	(86,925)
Additional interests in a jointly controlled entity	(1,055)	-	-	-	-	(1,055)
Release of reserves upon disposal of interests in associated companies and a subsidiary						
Company and subsidiaries	395,792	-	(1,946)	1,946	-	395,792
A jointly controlled entity	976	-	-	-	-	976
At 30 June 2001	1,367,342	4,594,600	341,886	4,057,387	(212,442)	10,148,773
Company and subsidiaries	1,367,342	4,594,600	341,886	2,434,739	(212,442)	8,526,125
Jointly controlled entities	-	-	-	1,306,601	-	1,306,601
Associated companies	-	-	-	316,047	-	316,047
	1,367,342	4,594,600	341,886	4,057,387	(212,442)	10,148,773

	Contributed surplus	Share premium (note a)	Capital reserve (note b)	Retained profit	Investment revaluation reserve	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Group						
At 1 July 2001, as previously reported	1,258,197	4,594,600	341,886	4,166,532	(212,442)	10,148,773
Effect of adopting SSAP 30 (note 1(c))	109,145	-	-	(109,145)	-	-
At 1 July 2001, as restated	1,367,342	4,594,600	341,886	4,057,387	(212,442)	10,148,773
Loss for the year	-	-	-	(148,364)	-	(148,364)
Interest on mandatorily convertible bonds	-	-	-	(49,149)	-	(49,149)
Transfer to capital reserve account	-	-	7,177	(7,177)	-	-
Release of capital reserve upon utilisation	-	-	(14,512)	14,512	-	-
Net deficit on revaluation of non-trading investments	-	-	-	-	(126,022)	(126,022)
Impairment losses charged to profit and loss account (note 5)	-	-	-	-	154,024	154,024
Premium on shares issued	-	1,065,447	-	-	-	1,065,447
Release of reserves upon disposal of interests in associated companies, a jointly controlled entity and a subsidiary	10,257	-	(44,502)	-	-	(34,245)
[illegible]	1,377,599	5,660,047	290,049	3,867,209	(184,440)	11,010,464
Company and subsidiaries	1,377,599	5,660,047	290,049	2,385,150	(184,440)	9,528,405
Jointly controlled entities	-	-	-	1,233,088	-	1,233,088
Associated companies	-	-	-	248,971	-	248,971
	1,377,599	5,660,047	290,049	3,867,209	(184,440)	11,010,464

[illegible]

	Contributed surplus (note a) HK$'000	Share premium (note a) HK$'000	Retained profit HK$'000	Investment revaluation reserve HK$'000	Total HK$'000
Company					
At 1 July 2000, as previously reported	3,269,219	4,639,767	134,016	-	8,043,002
Effect of adopting SSAP 9 (revised) (note 1(t))	-	-	214,381	-	214,381
At 1 July 2000, as restated	3,269,219	4,639,767	348,397	-	8,257,383
2000 final dividend paid	-	-	(214,381)	-	(214,381)
Profit for the year	-	-	84,033	-	84,033
Repurchase of own shares	-	(45,167)	-	-	(45,167)
Deficit on revaluation of non-trading investments	-	-	-	(8,176)	(8,176)
Impairment losses charged to profit and loss account	-	-	-	3,653	3,653
Realised loss transferred to profit and loss account	-	-	-	1,292	1,292
Interest on mandatorily convertible bonds	-	-	(58,979)	-	(58,979)
At 30 June 2001	3,269,219	4,594,600	159,070	(3,231)	8,019,658
At 1 July 2001	3,269,219	4,594,600	159,070	(3,231)	8,019,658
Profit for the year	-	-	128,984	-	128,984
Premium on share issued	-	1,065,447	-	-	1,065,447
Interest on mandatory convertible bonds	-	-	(49,149)	-	(49,149)
Net deficit on revaluation of non-trading investments	-	-	-	(3,279)	(3,279)
Impairment losses charged to profit and loss account	-	-	-	3,310	3,310
At 30 June 2002	3,269,219	5,660,047	238,905	(3,200)	9,164,971

(a) Under the Cayman Islands Company Law, the contributed surplus and share premium are both distributable. Accordingly, total distributable reserves of the Company amount to HK$9,164,971,000 (2001: HK$8,019,658,000) as at 30 June 2002.

The contributed surplus of the Company arose in 1995 when the Company issued shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's shares issued and the value of net assets of the companies acquired.

(b) Included in the capital reserve are the Group's share of the statutory reserves of PRC subsidiaries and capital reserve arising from the reorganisation of the port and port-related businesses in 2000.

26 MANDATORILY CONVERTIBLE BONDS

The mandatorily convertible bonds bore interest at the higher of 5% per annum payable semi-annually in arrears and a percentage equal to the dividends declared or paid per share during the relevant interest payment period divided by the conversion price. The holder of the bonds had the option to convert the bonds into shares of HK$1 each of the Company at a conversion of HK$12 per share, subject to adjustment, at any time on or before 30 April 2002. There are no definitive accounting guidelines in Hong Kong in respect of the classification of mandatorily convertible bonds. On the basis of the above, the bonds were classified as equity and the interest thereon was charged to retained profit as a movement in reserves. On 30 April 2002, the bonds were mandatorily and automatically converted in full into shares of the Company.

27 CONTINGENT LIABILITIES

The Group has contingent liabilities relating to guarantees given to banks of approximately HK$1,059 million (2001: HK$1,455 million) in respect of the bank loan facilities extended to two (2001: two) jointly controlled entities of the Group. On 11 October 2001, a subscription agreement was entered into between the Group and an associated company in respect of the disposal of an effective interest of 9.75% in Asia Container Terminals Limited, a jointly controlled entity of the Group ("Subscription Agreement"). Pursuant to the terms of the Subscription Agreement, the associated company has agreed to counter-indemnify the Group in respect of such guarantee amounting to approximately HK$527 million. As at 30 June 2002, the outstanding amounts under the bank loan facilities in respect of the guarantees were approximately HK$361 million (2001: HK$284 million).

28 COMMITMENTS

(a) At 30 June 2002, the capital commitments, principally for construction of toll roads and port facilities and acquisition of other investments were as follows:

	2002 HK$'000	2001 HK$'000
Contracted but not provided for	6,621	32,132
Authorised but not contracted for	131,211	1,877,516
	137,832	1,909,648

(b) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant infrastructural projects. The directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$79 million (2001: HK$92 million) which represents the attributable portion of the capital and loan contributions to be made to the joint ventures.

(c) At 30 June 2002, the Group's share of capital commitments of the jointly controlled entities themselves not included in note 28(b) above were as follows:

	2002 HK$'000	2001 HK$'000
Contracted but not provided for	206,000	509,000
Authorised but not contracted for	129,000	130,000
	335,000	639,000

[illegible]

(c) (Continued)

A subsidiary and certain jointly controlled entities are parties to agreements with third parties pursuant to the joint development of Container Terminal 9 ("CT9") in Hong Kong, the related berth swap arrangement and the funding therefor. The Group's attributable share of capital commitments as at 30 June 2002 was HK$261 million (2001: HK$639 million) which has been included above.

One of the jointly controlled entities has obtained banking facilities to finance 60% of its share of the development costs at CT9 and reduced the funds to be injected by the Group accordingly. The Group has given guarantee in respect of the banking facilities and is included in note 27 above.

In the event of default of any of the third parties, the subsidiary and jointly controlled entities will be required to provide additional funds for the project. The Company has given guarantees in respect of these obligations of the subsidiary and jointly controlled entities to provide additional funds. Were the Company required to perform its obligations under the guarantees, the maximum amount of the additional liabilities assumed, in addition to the Group's share of the capital commitments of CT9 as included above, is HK$1,482 million (2001: HK$1,482 million). Pursuant to the terms of the Subscription Agreement, an associated company has agreed to counter-indemnify the Company in respect of such guarantees amounting to approximately HK$876 million.

(d) Certain PRC subsidiaries have entered into various contracts with the PRC partners or their supervisory authorities for the provision of toll collection, maintenance and management services and these subsidiaries have agreed to pay a management fee at fixed rates ranging from 14% to 16% (2001: 14% to 16%) per annum of toll revenues after business tax.

(e) At 30 June 2002, the Group had future aggregate minimum lease payments under operating leases as follows:

	2002 HK$'000	2001 HK$'000
Land and buildings		
In the first year	9,516	15,511
In the second to fifth years inclusive	6,934	41,066
After the fifth year	-	108,528
	16,450	165,105

(f) At 30 June 2002, the Group has outstanding foreign currency forward contracts amounting to US$50 million (2001: US$650 million) for the purpose of hedging of long-term borrowings.

(a) Reconciliation of operating loss before financing to net cash outflow from operating activities

	2002 HK$'000	2001 Restated HK$'000
Operating loss before financing	(53,931)	(49,620)
Depreciation	256,830	219,838
Dividend from listed non-trading securities	-	(11,766)
Profit on repurchase of convertible bonds	-	(1,772)
Net gain on disposal of non-trading investments	-	(110,422)
Impairment losses on other investments	154,024	244,793
Impairment losses of fixed assets	119,500	-
Impairment losses on goodwill	-	109,145
Provision for payments on account of proposed joint ventures	33,002	-
Loss on disposal of fixed assets	4,938	821
Amortisation of deferred interest income	(7,403)	(30,352)
Amortisation of cost of investments in co-operative joint ventures	17,857	1,534
Income from a fixed return co-operative joint venture	-	(123,661)
Interest income	(134,192)	(304,171)
Increase in debtors and prepayments	(121,710)	(838,526)
(Decrease)/increase in creditors and accruals	(10,381)	23,220
Movements in amounts with minority shareholders	191	(65,387)
Increase in inventories	(678,877)	(500,247)
(Gain)/loss on disposal of		
A subsidiary	(21,735)	6,963
Associated companies	-	426,125
Jointly controlled entities	(113,676)	(99,419)
Written-back of impairment loss on other investments	-	(12,480)
Net cash outflow from operating activities	(555,563)	(1,115,384)

(b) Analysis of changes in financing during the year

	Share capital including share premium HK$'000	Contributed surplus HK$'000	Mandatorily convertible bonds HK$'000	Bank and other borrowings HK$'000	Short-term bank loans HK$'000	Minority interests HK$'000	Deferred expenditure HK$'000	Total HK$'000
At 1 July 2000	5,501,682	971,021	1,162,185	10,189,008	-	1,987,593	(81,491)	19,729,998
Net cash (outflow)/inflow from financing	(51,757)	-	-	2,576,354	82,680	4,280	(33,230)	2,578,327
Profit on repurchase of convertible bonds	-	-	-	(1,772)	-	-	-	(1,772)
Amortisation of deferred expenditure	-	-	-	-	-	-	33,296	33,296
Minority interests' share of profit	-	-	-	-	-	58,676	-	58,676
Dividend to minority interests	-	-	-	-	-	(2,964)	-	(2,964)
Land use right contributed by a minority shareholder of a subsidiary	-	-	-	72,349	-	-	-	72,349
Impairment losses charged to profit and loss account	-	109,145	-	-	-	-	-	109,145
Acquisition of a subsidiary	-	-	-	-	-	529	-	529
Goodwill on acquisition								
Subsidiaries	-	(21,612)	-	-	-	-	-	(21,612)
Associated companies	-	(86,925)	-	-	-	-	-	(86,925)
Additional interest in a jointly controlled entity	-	(1,055)	-	-	-	-	-	(1,055)
Release of reserves upon disposal of interests in associated companies								
Company and a subsidiary	-	395,792	-	-	-	-	-	395,792
A jointly controlled entity	-	976	-	-	-	-	-	976
Disposal of a subsidiary	-	-	-	-	-	(124,213)	-	(124,213)
At 30 June 2001	5,449,925	1,367,342	1,162,185	12,835,939	82,680	1,923,901	(81,425)	22,740,547
At 1 July 2001, as previously reported	5,449,925	1,258,197	1,162,185	12,835,939	82,680	1,923,901	(81,425)	22,631,402
Effect of adopting SSAP 30 (note 1(c))	-	109,145	-	-	-	-	-	109,145
At 1 July 2001, as restated	5,449,925	1,367,342	1,162,185	12,835,939	82,680	1,923,901	(81,425)	22,740,547
Net cash (outflow)/inflow from financing	-	-	-	(1,570,974)	515,451	-	(628)	(1,056,151)
Issue of shares upon conversion of convertible bonds	1,162,302	-	(1,162,185)	(117)	-	-	-	-
Deficit on repurchase of convertible bonds	-	-	-	8,367	-	-	-	8,367
Amortisation of deferred expenditure	-	-	-	-	-	-	31,056	31,056
Minority interests' share of profit	-	-	-	-	-	5,937	-	5,937
Dividend to minority interests	-	-	-	-	-	(14,453)	-	(14,453)
Acquisition of additional interest in a subsidiary	-	-	-	4,615	-	(3,939)	-	676
Release of reserves upon disposal of interests in associated companies, a jointly controlled entity and a subsidiary	-	10,257	-	-	-	67,681	-	77,938
Deconsolidation of subsidiaries	-	-	-	(130,522)	-	(70,007)	-	(200,529)
Disposal of a subsidiary	-	-	-	(19,965)	-	18,925	-	(1,040)
At 30 June 2002	6,612,227	1,377,599	-	11,127,343	598,131	1,928,045	(50,997)	21,592,348

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(c) In 2001, land use right of HK$72,349,000 was contributed by a minority shareholder of a subsidiary in the form of shareholders' loan to that subsidiary.

(d) Deconsolidation of subsidiaries

	2002 HK$'000	2001 HK$'000
Net assets deconsolidated		
Fixed assets	694,816	-
Debtors and prepayments	24,094	-
Bank balances and cash	81,186	-
Creditors and accruals	(12,170)	-
Bank and other borrowings	(130,522)	-
Minority interests	(70,007)	-
	587,397	-

(e) Analysis of the net outflow of cash and cash equivalents in respect of the deconsolidation of subsidiaries

	2002 HK$'000	2001 HK$'000
Bank balances and cash deconsolidated	81,186	-

The subsidiaries contributed HK$39,255,000 to the Group's net operating cash flows, utilised HK$12,899,000 for investing activities and contributed HK$9,648,000 for financing activities. The deconsolidated subsidiaries were reclassified to jointly controlled entities in June 2002.

(f) Acquisition of subsidiaries

	2001 HK$'000
Net assets acquired	
Fixed assets	187
Bank balances and cash	2,774
Creditors and accruals	(1,816)
Minority interests	(529)
	616
Goodwill on acquisition	21,612
	22,228
Represented by:	
Cash	22,228

[illegible] NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(g) Analysis of the net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

	2001 HK$'000
Cash consideration	(22,228)
Bank balances and cash acquired	2,774
	(19,454)

(h) Disposal of a subsidiary

	2002 HK$'000	2001 HK$'000
Net (liabilities)/assets disposed		
Fixed assets	78,651	206,501
Debtors and prepayments	49,291	8,131
Bank balances and cash	29,346	23,248
Creditors and accruals	(30,083)	(22,140)
Amount due to a minority shareholder of a subsidiary	(130,380)	–
Taxation	–	(633)
Bank and other borrowings	(19,965)	–
Minority interests	18,925	(124,213)
Exchange reserve	(690)	–
	(4,905)	90,894
Gain/(loss) on disposal	21,735	(6,963)
	16,830	83,931

(i) Analysis of the net (outflow)/inflow of cash and cash equivalents in respect of the disposal of a subsidiary

	2002 HK$'000	2001 HK$'000
Cash received	16,830	30,784
Bank balances and cash disposed	(29,346)	(23,248)
	(12,516)	7,536

30 RELATED PARTY TRANSACTIONS

The following is a summary of significant related party transactions during the year carried out in the normal course of the Group's business:

	2002 HK$'000	2001 HK$'000
Interest income from jointly controlled entities (gross of withholding tax) (note a)	(88,192)	(112,639)
Management fee received from a jointly controlled entity (note b)	(8,690)	(6,753)
Purchases from an associated company (note c)	673,772	500,247
Rental for leased premises to a fellow subsidiary (note d)	8,192	8,924

Notes:

(a) This represents interest income in respect of loan financing provided to jointly controlled entities. These loans are unsecured, carry interest at Hong Kong prime rate (2001: Hong Kong prime rate) or at fixed rates ranging from 6% to 15% per annum (2001: 6% to 15% per annum) and have repayment terms as specified in the respective joint venture agreements.

(b) This represents management fee income in respect of management and administrative services rendered by the Company to a jointly controlled entity. The management fee is charged at a fixed annual amount as specified in the management and administrative services agreement.

(c) These represent purchases of inventories from an associated company which were sold to the Group at a price approximate to its original purchase costs from third party suppliers. The Group also paid approximately HK$969 million (2001: HK$698 million) as trade deposits to the associated company for the purchase of inventories (note 13(c)).

(d) The rental is charged at fixed monthly fees as specified in the tenancy agreements.

31 SUBSEQUENT EVENTS

(a) On 29 June 2002, the Group entered into a conditional agreement for the sale of its entire interest in certain subsidiaries holding the Group's interest in Jincheng to Jiaozuo Expressway (Shanxi Section) at a cash consideration of approximately HK$650 million. The transaction was completed in September 2002 and the disposal will not have significant financial effect to the Group for the year ending 30 June 2003.

(b) In September 2002, Wuhan City Government (the "Government") announced that the toll collection right of five bridges in Wuhan, including Yangtze Bridge No. 2, a toll bridge operated by a subsidiary of the Group, would be ceased with effect from 1 October 2002. The Government has undertaken to compensate investors on mutually acceptable terms. Although it is difficult to estimate the outcome of the subsequent negotiation with the Government, the directors consider that there should not be any material adverse impact to the Group. The net book value of the toll bridge as at 30 June 2002 was approximately HK$1,381 million in which the Group's interest was 48.86%.

(c) On 18 October 2002, the board of directors of the Company resolved to implement a Group reorganisation whereby the Group would dispose of its investments in roads and bridges, water treatment and power plant projects to a 75% owned subsidiary, Pacific Ports Company Limited ("PPC") and acquire the entire equity interest of New World Services Limited, a 52.4% owned subsidiary of the ultimate holding company by PPC. In addition, pursuant to the reorganisation, the Group would convert all preference shares of PPC into ordinary shares and thereafter distribute all the PPC ordinary shares including the consideration shares received from PPC in respect of the aforesaid disposal to the shareholders of the Company. After the reorganisation, the Group will be focusing on the TMT businesses.

32 ULTIMATE HOLDING COMPANY

The directors of the Company consider New World Development Company Limited, incorporated and listed in Hong Kong, as being the ultimate holding company.

33 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 18 October 2002.

24 PRINCIPAL SUBSIDIARIES

As at 30 June 2002 and 30 June 2001

	Share capital issued		Percentage of equity shares held		
	Number	**Par value per share**	**By the Company**	**By the Group**	**Principal activities**
Incorporated and operating in Hong Kong					
Billionoble Investment Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Keen Sales Limited	2 ordinary	HK$1	–	75	Investment holding
	2 non-voting deferred	HK$1	–	–	
New World Port Investments Limited	2 ordinary	HK$1	–	75	Investment holding
Ready City Limited	200 ordinary	HK$1	–	75	Investment holding
True Hope Investment Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Try Force Limited	4,998 ordinary	HK$1	–	100	Investment holding
	2 non-voting deferred	HK$1	–	–	
Incorporated in Bermuda and operating in Hong Kong					
Pacific Ports Company Limited	2,059,968,000 ordinary	HK$0.10	–	75	Investment holding
	3,193,654,306 preference	HK$0.10	–	100	
Incorporated in the British Virgin Islands and operating in Hong Kong					
Lotsgain Limited	100 ordinary	US$1	100	–	Investment holding

24. [illegible]

	Share capital issued/ registered capital: Amount	Par value per share	Attributable interest (note): To the Company	To the Group	Principal activities
Incorporated and operating in the PRC					
Gaoming Xinming Bridge Ltd.	Rmb60,000,000	–	–	80(e)	Operation of toll bridge
Guangdong Xinzhaogao Highways Co., Ltd.	Rmb80,000,000	–	–	70(d)	Operation of toll road
Guangxi Beiliu Xinbei Highways Limited	Rmb99,200,000	–	–	60(d)	Operation of toll road
Guangxi Cangwu Xincang Highways Limited	Rmb64,000,000	–	–	70(d)	Operation of toll road
Guangdong Gaoyao Xinjun Highways Limited	Rmb71,600,000	–	–	55(d)	Operation of toll road
Guangdong Gaoyao Xinwei Highways Limited	Rmb38,500,000	–	–	60(d)	Operation of toll road
Guangxi Rongxian Xinrong Highways Limited	Rmb82,400,000	–	–	70(d)	Operation of toll road
Guangxi Yulin Xintong Highways Limited	Rmb64,000,000	–	–	60(d)	Operation of toll road
Guangxi Yulin Xinye Highways Limited	Rmb63,800,000	–	–	60(d)	Operation of toll road
Guangxi Yulin Xinyu Highways Limited	Rmb96,000,000	–	–	60(d)	Operation of toll road
New World Infrastructure (China) Investment Limited	US$123,000,000	–	100(b)	–	Investment holding
Qingyuan Xincheng Highways Limited	Rmb36,000,000	–	–	80(d)	Operation of toll road

34 PRINCIPAL SUBSIDIARIES (Continued)

	Share capital issued/ registered capital		Attributable interest (note)		
	Amount	Par value per share	To the Company	To the Group	Principal activities
Incorporated and operating in the PRC (Continued)					
Shanxi Xinbei Expressway Company Limited	Rmb85,050,000	–	–	90(f)	Operation of toll road
Shanxi Xinda Highways Limited	Rmb49,000,000	–	–	90(f)	Operation of toll road
Shanxi Xindan Expressway Company Limited	Rmb87,150,000	–	–	90(f)	Operation of toll road
Shanxi Xinhan Expressway Company Limited	Rmb84,700,000	–	–	90(f)	Operation of toll road
Shanxi Xinjing Expressway Company Limited	Rmb80,500,000	–	–	90(f)	Operation of toll road
Shanxi Xinhuang Highways Limited	Rmb57,100,000	–	–	90(f)	Operation of toll road
Shanxi Xinnan Expressway Company Limited	Rmb83,650,000	–	–	90(f)	Operation of toll road
Shanxi Xinze Expressway Company Limited	Rmb82,950,000	–	–	90(f)	Operation of toll road
Suzhou Huisu International Container Freight Wharfs Co., Ltd	US$3,750,000	–	–	41.25(c)	Container handling, warehousing and road freight operations
Taiyuan Xintai Highways Limited	Rmb72,120,000	–	–	90(f)	Operation of toll road
Taiyuan Xinyuan Highways Limited	Rmb85,880,000	–	–	90(f)	Operation of toll road
Wuhan Bridge Construction Co., Ltd.	Rmb502,850,000	Rmb1	–	48.86(a)	Operation of toll bridge
Wuzhou Xinwu Highways Limited	Rmb72,000,000	–	–	45(d)	Operation of toll road
Xiamen New World Xiangyu Warehouse & Processing Zone Limited	US$5,000,000	–	–	75(b)	Development of warehousing, processing and logistic facilities

34 PRINCIPAL SUBSIDIARIES (CONTINUED)

	Share capital issued/ registered capital		Attributable interest (note)		
	Amount	Par value per share	To the Company	To the Group	Principal activities
Incorporated and operating in the PRC (Continued)					
Yunfu Xinxing Highways Limited	Rmb30,000,000	-	-	55(d)	Operation of toll road
Zhaoqing Deqing Xinyue Highways Limited	Rmb68,000,000	-	-	65(d)	Operation of toll road
Zhaoqing Xinde Highways Co., Ltd.	Rmb165,867,000	-	-	45(d)	Operation of toll road
Zhaoqing Xinfeng Highways Co., Ltd.	Rmb94,000,000	-	-	45(d)	Operation of toll road
Zhaoqing Xingao Highways Co., Ltd.	Rmb54,000,000	-	-	40(d)	Operation of toll road
Zhaoqing Xinhui Highways Co., Ltd.	Rmb103,500,000	-	-	50(d)	Operation of toll road
Zhaoqing Xinning Highways Co., Ltd.	Rmb90,000,000	-	-	55(d)	Operation of toll road

Notes:

(a) percentage of equity interest in a joint stock limited company

(b) percentage of equity interest in wholly foreign-owned enterprises

(c) percentage of equity interest in equity joint ventures

(d) profit sharing percentage in co-operative joint ventures

(e) profit sharing percentage in a co-operative joint venture for the first 7 years of the joint venture period, and thereafter 30%

(f) cash sharing ratio for the first 12 years of the joint venture period, and thereafter 60%

[illegible] PRINCIPAL ASSOCIATED COMPANIES

As at 30 June 2002

	Share capital issued		Percentage of equity shares held (note)		
	Number	**Par value per share**	**To the Company**	**To the Group**	**Principal activities**
Incorporated and operating in Hong Kong					
CSX World Terminals Hong Kong Limited	55,000 "A" Ordinary	HK$1	–	–	Operation of container terminal
	5,000 "B" Ordinary	HK$1	–	25.01	
Incorporated and operating in the United States					
CyberLancet Corporation	49,000,000 Common	–	–	–	Development of internet technology
	21,000,000 Series A Preferred	–	–	100	
CyberNova Corporation	30,000,000 Common	–	–	–	Development of cable modem
	20,000,000 Series A Preferred	–	–	100	
PrediWave Corporation	35,000,000 Common	–	–	–	Development of video-on-demand technology
	15,000,000 Series A Preferred	–	–	100	
TechStock, Inc.	30,000,000 Common	–	–	–	Technology investment holding
	20,000,000 Series A Preferred	–	–	100	
Visionaire Technology Corporation	35,000,000 Common	–	–	–	Technology investment holding
	15,000,000 Series A Preferred	–	–	100 *	
WarpEra Corporation	42,000,000 Common	–	–	–	Development of computer hardware and software
	18,000,000 Series A Preferred	–	–	100 *	

[illegible] (continued)

	Share capital issued Number	Par value per share	Percentage of equity shares held (note) To the Company	To the Group	Principal activities
Incorporated in the British Virgin Islands and operating in Hong Kong					
New QU Energy Limited	65,000,000 Common	–	–	–	Development and production of heat transfer devices
	35,000,000 Series A Preferred	–	–	64.29%	

Note: except for the associated companies acquired during the year which are marked with an asterisk, percentage of equity interest is unchanged from 30 June 2001

[illegible]

As at 30 June 2002

	Registered capital Amount	Attributable interest (note) To the Company	To the Group	Principal activities
Incorporated and operating in the PRC				
Equity joint ventures				
Guangzhou Oriental Power Co., Ltd.	Rmb990,000,000	–	25(a)	Generation and supply of electricity
Guangzhou Pearl River Power Co., Ltd.	Rmb420,000,000	–	50(b)	Generation and supply of electricity
CSX Orient (Tianjin) Container Terminals Co., Limited (formerly Sea-Land Orient (Tianjin) Container Terminals Co., Limited)	US$29,200,000	–	18.38(a)	Operation of container terminal
Co-operative joint ventures				
Beijing-Zhuhai Expressway Guangzhou – Zhuhai Section Co., Ltd.	Rmb580,000,000	–	25(c)	Operation of toll road

[illegible] PRINCIPAL JOINTLY CONTROLLED ENTITIES (Continued)

	Registered capital Amount	Attributable interest (note) To the Company	Attributable interest (note) To the Group	Principal activities
Incorporated and operating in the PRC (Continued)				
Co-operative joint ventures *(Continued)*				
Guangzhou Northring Freeway Company Limited	US$19,255,000	–	65.29(c)	Operation of toll road
Huishen (Yantian) Expressway Huizhou Co., Ltd.	Rmb39,000,000	–	33.33(c)	Operation of toll road
Huizhou City Hui-Ao Roadway Co., Ltd.	Rmb75,000,000	–	50(c)	Operation of toll roads
Huizhou City Huixin Expressway Co., Ltd.	Rmb34,400,000	–	50(c)	Investment holding and operation of toll road
Shenzhen New World Xianglong Network Technology Company Limited	Rmb187,680,000	–	84.46(c)	Exploration of wireless telecommunication network
Shenzhen New World Xianglong Technology Development Company Limited	Rmb93,840,000	–	84.46(c)	Exploration of wireless telecommunication network
Sichuan Qianwei Dali Power Company Limited	Rmb248,413,000	–	60(c)	Generation and supply of electricity
Tianjin Xindi Expressway Company Limited	Rmb93,688,000	–	90(d)	Operation of toll road
Tianjin Xinlong Expressway Company Limited	Rmb99,400,000	–	90(d)	Operation of toll road
Tianjin Xinlu Expressway Company Limited	Rmb99,092,000	–	90(d)	Operation of toll road
Tianjin Xinming Expressway Company Limited	Rmb85,468,000	–	90(d)	Operation of toll road
Tianjin Xinqing Expressway Company Limited	Rmb99,368,000	–	90(d)	Operation of toll road
Tianjin Xinquan Expressway Company Limited	Rmb92,016,000	–	90(d)	Operation of toll road

	Registered capital Amount	Attributable interest (note) To the Company	To the Group	Principal activities
Incorporated and operating in the PRC (Continued)				
Co-operative joint ventures *(Continued)*				
Tianjin Xinsen Expressway Company Limited	Rmb87,300,000	–	90(d)	Operation of toll road
Tianjin Xinshi Expressway Company Limited	Rmb99,388,000	–	90(d)	Operation of toll road
Tianjin Xinsi Expressway Company Limited	Rmb96,624,000	–	90(d)	Operation of toll road
Tianjin Xintong Expressway Company Limited	Rmb99,448,000	–	90(d)	Operation of toll road
Tianjin Xintuo Expressway Company Limited	Rmb99,316,000	–	90(d)	Operation of toll road
Tianjin Xinxiang Expressway Company Limited	Rmb90,472,000	–	90(d)	Operation of toll road
Tianjin Xinyan Expressway Company Limited	Rmb89,028,000	–	90(d)	Operation of toll road
Tianjin Xinzhan Expressway Company Limited	Rmb89,392,000	–	90(d)	Operation of toll road
Tianjin Yongfa Highway And Bridge Construction Development Company Limited	Rmb40,000,000	–	90(c)	Operation of toll bridge
Wuhan Airport Road Development Ltd.	Rmb60,000,000	–	40(c)	Operation of toll road
Xiamen Xiang Yu Quay Co., Ltd.	Rmb100,000,000	–	45.98(c)	Container handling, and storage and road freight operations
Xiamen Xinyuan Container Terminal Co., Ltd.	Rmb17,000,000	–	45.98(c)	Cargo consolidation, container storage and repairs and maintenance
Xiamen Xiangyu Free Port Developing Co., Ltd.	Rmb117,340,000	–	45.98(c)*	Development of container terminal

[illegible] ENTITIES (Continued)

Notes:

(a) percentage of equity interest in equity joint ventures

(b) percentage of equity interest in an equity joint venture for the 11th year and onwards of the joint venture period. For the first 10 years of the joint venture period, the Group is entitled to a fixed return

(c) profit sharing percentage in co-operative joint ventures

(d) cash sharing ratio for the first 15 years of the joint venture period, and thereafter 60%

Except for the jointly controlled entity acquired during the year which is marked with a asterisk and the profit sharing ratio of Xiamen Xiang Yu Quay Co., Ltd. and Xiamen Xinyuan Container Terminal Co., Ltd. decreased from 69% to 45.98% and 52.5% to 45.98% respectively, percentage of attributable interest unchanged from 30 June 2001

	Share capital issued		Percentage of equity shares held		
	Number	**Par value per share**	**By the Company**	**By the Group**	**Principal activities**
Incorporated and operating in Hong Kong					
Companies limited by shares					
ATL Logistics Centre Hong Kong Limited	100,000 "A" ordinary	HK$1	–	41.75	Operation of cargo handling and storage facilities
	20,000 "B" preference	HK$1	–	59.69	
	54,918 non-voting deferred	HK$1	–	–	
Tate's Cairn Tunnel Company Limited	1,100,000 ordinary	HK$0.01	–	29.50	Operation of toll tunnel
	600,000,000 non-voting deferred	HK$1	–	–	
Asia Container Terminals Limited	1,000 ordinary	HK$1	–	27.25	Development and operation of container terminal
Incorporated in Hong Kong and operating in Macau and the PRC					
Companies limited by shares					
Sino-French Holdings (Hong Kong) Limited	1,086,280 "A" ordinary	HK$100	–	–	Operation of water and electricity plants
	2,089,000 "B" ordinary	HK$100	–	50	
	1,002,720 "C" ordinary	HK$100	–	–	

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Meeting Room 201A, Hong Kong Convention and Exhibition Centre Phase II, 1 Expo Drive, Wanchai, Hong Kong on the 26th day of November 2002 at 11:30 a.m. for the following purposes:-

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30 June 2002.

2. To elect Directors and to fix their remuneration.

3. To appoint Auditors and to fix their remuneration.

4. As special business, to consider and if thought fit, pass the following resolutions as ordinary resolutions:-

ORDINARY RESOLUTIONS

(1) "**THAT**:-

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company; (iii) the exercise of any option under any share option scheme of the Company; or (iv) the exercise of any conversion rights attaching to the existing convertible bonds issued by the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by applicable law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or legal or practical problems or restrictions under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(2) **"THAT:–**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with Cayman Islands law and all applicable laws and/or the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or the rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares to be repurchased by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:–

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by applicable law or the articles of association of the Company to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(3) **"THAT** conditional upon the passing of Ordinary Resolutions Nos. (1) and (2) as set out in the notice convening this meeting, the general unconditional mandate granted to the Directors of the Company pursuant to Ordinary Resolution No. (1) as set out in the notice convening this meeting be extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal value of the shares repurchased by the Company pursuant to the authority to repurchase shares granted pursuant to Ordinary Resolution No. (2) as set out in the notice convening this meeting, provided that such extended amount shall not exceed 10 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of this resolution."

By Order of the Board
Chow Oi-Wah, Fergus
Company Secretary

Hong Kong, 18 October 2002

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies (who must be individuals) to attend and vote on his behalf. A proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the principal office of the Company at 9/F., New World Tower 2, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. With respect to Ordinary Resolution No. (1) set out in the above notice, approval is being sought from the members as a general mandate for the purpose of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

4. With respect to Ordinary Resolution No. (2), an explanatory statement containing further details regarding the repurchase by the Company of its own shares will be sent to the shareholders together with the Company's 2002 Annual Report.

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

"BVI"	British Virgin Islands
"CCA"	Comprehensive Co-operation Agreement – an agreement signed between the Group and/or its parent company and various City or Provincial Governments indicating the parties' dedication towards a scheme of co-operation
"Company" or "NWI"	New World Infrastructure Limited
"GDP"	gross domestic product
"Group"	NWI and its subsidiaries
"HK"	Hong Kong
"HK$" or "HK dollar"	the lawful currency of Hong Kong
"Hong Kong Stock Exchange" or "HKSE"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"MII"	Ministry of Information and Industry of PRC
"Municipality"	a municipality responsible directly to the Central Government; currently, there are four municipalities of this type in China being Beijing, Shanghai, Tianjin and Chongqing
"NASDAQ"	National Association of Securities Dealers Automated Quotation
"NWD"	New World Development Company Limited
"New World Group"	NWD and its subsidiaries
"PRC"	People's Republic of China
"RMB" or "Rmb" or "Renminbi"	the lawful currency of the PRC
"SAR"	Special Administrative Region – a status granted to Hong Kong and Macau to own an independent governmental and legislative system and to enjoy a degree of autonomy from the PRC government under the principle of "one country, two systems"
"SEZ" or "Special Economic Zones"	as part of China's economic reform programme, the PRC Government, in order to attract foreign investment, authorised the creation of special economic zones, which offer incentives to foreign businesses, including favourable tax treatment and land use fees
"US$" or "USD" or "US dollar"	the lawful currency of the United States of America
"WTO"	World Trade Organisation

FINANCIAL TERMS

"Attributable Operating Profit" or "AOP"	Profit available for appropriation before head office items
"Earnings/(Loss) per Share" or "EPS/LPS"	$\frac{\text{Profit/(Loss) Attributable to Shareholders}}{\text{Weighted average number of shares in issue during the year}}$
"Equity"	Shareholders' funds plus mandatorily convertible bonds
"Interest Coverage"	$\frac{\text{Profit before interest and taxation}}{\text{Interest expense}}$
"IRR"	Internal rate of return
"Net Assets"	Total assets less total liabilities and minority interests
"Net Assets per Share"	$\frac{\text{Net Assets}}{\text{Number of shares as at year end plus number of shares to be issued on conversion of mandatorily convertible bonds}}$
"Net Total Debt"	Total Debt less cash and bank balances of the Group
"Net Total Debt to Equity"	$\frac{\text{Net Total Debt}}{\text{Equity}}$
"Profit/(Loss) Attributable to Shareholders"	Profit/(Loss) available for appropriation less interest on mandatorily convertible bonds
"Total Assets to Total Liabilities"	$\frac{\text{Total assets}}{\text{Total liabilities}}$
"Total Debt"	Total bank and other borrowings less loans from minority shareholders

"ASIC"	Application Specific Integrated Circuit
"Broadband"	A transmission channel that has a bandwidth greater than a voice-grade line of 3KHz, usually T-1 and above. A broadband line can carry numerous voice, video and data channels simultaneously through digital or analogue signals
"CAGR"	compound annual growth rate
"CATV"	Community Antenna Television, also known as "cable TV"
"e-commerce"	electronic commerce
"GPRS"	General Packet Radio Service, an upgrade to existing GSM networks that uses packet switching rather than circuit switching which allows always-on connection
"GSM"	Global cellular system for mobile communications, a digital mobile cellular telephone system operating in the 900 MHz frequency band based on digital transmission and cellular network architecture with roaming
"ICP"	Internet Content Provider
"IPO"	initial public offering
"Internet"	a global collection of interconnected data communications networks accessible by subscribers worldwide
"IT"	Information Technology
"LAS-CDMA"	Large Area Synchronised Code Division Multiple Access technology
"MP3"	MPEG-I Audio Layer-3, a standard technology & format for compression a sound sequence into small file
"ODM"	Original Design and Manufacture
"PDA"	Personal Digital Assistants
"Set-top box"	A compact interface device that at-home subscribers use to select channels, convert compressed signals or interact with a visual communications network
"SMS"	Short message service
"STK"	Subscriber Identity Module Toolkit
"Tenth Five-Year Plan"	the plan proposed by the Central Committee of the Chinese Communist Party and reported to the Fourth Session of the Chinese National People's Congress in relation to the economic and social development of the PRC for the years 2001 to 2005
"VoD"	Video on Demand
"WAP"	Wireless Application Protocol
"3G"	Third-generation

MEASUREMENTS

"CBM" or "m^3"	cubic metre
"FEU" or "FEUs"	forty-foot equivalent units, equal to 2 TEUs
"GW"	gigawatt(s), equal to 1,000MW
"GWh"	gigawatt hour(s), equal to 1,000 MWh
"Kbps"	One thousand bits per second
"km"	kilometre(s)
"kW"	kilowatt(s), equal to 1,000 watts
"kWh"	kilowatt hour(s), a unit of measurement of electric energy consumption, which is equal to the work done by one kilowatt of electric power in one hour
"Mbps"	One million bits per second
"MHz"	Megahertz, a unit of measure of frequency; 1 MHz is equal to one million cycles per second
"MW"	megawatt(s), equal to 1,000kW
"Terabit (Tb)"	When used to describe data storage, 1.1 trillion bits. When used to describe data transfer rates, 1.0 trillion bits
"Terabits per second (Tbps)"	A measure of the information-carrying capacity (i.e., bandwidth) of a circuit, in trillions of bits per second
"TEU" or "TEUs"	twenty-foot equivalent unit – a standard of measurement used in container transport for expressing the volume of the trade and the capacity of container ships, and for other statistical purposes, as well as for freight quotations. It is based on the dimensions of a cargo container of 20 feet long x 8 feet wide x 8 feet 6 inches high with a maximum load of approximately 9 tonnes
"Tonnes"	a standard of measurement, equal to 1,000 kg
"Tons"	a standard of measurement used in the water sector, 1 ton is equal to the weight of $1m^3$ of water
"TWh"	tetrawatt hour(s), equal to 1,000 GWh

TECHNICAL STANDARDS AND DESIGNS OF [illegible]

	Vehicular highways			General roads		
	Expressways	**Class 1**	**Class 2**	**Class 2**	**Class 3**	**Class 4**
Maximum design speed level (kilometres/hour)	120	100	80	80	60	40
Width of the road lane (metres)	2x7.5	2x7.5	2x7.5	9.0	7.0	3.5
Width of the foundation (metres)	28.0	26	24.5	12.0	8.5	6.5
Surface grading	Top	Top	Top	Top/ secondary	Secondary/ medium	Medium/ low

The specifications of the different grades of road surface are as follow:

Surface grading	**Specifications**
Top	– Asphalt concrete; cement concrete
Secondary	– Asphalt mixed with gravel; asphalt and gravel blended on-site; processed asphalt surface
Medium	– Aggregate or gravel (mixed with clay); half-blocked stone; or other kinds of pebble
Low	– Strengthened pebble; or other strengthened or modified materials

Source: Highway Engineering Standard JTJ 01-97 Ministerial Standard of the Ministry of Communications of the PRC.

	2002	2001	2000	1999	1998
BASIC (LPS)/EPS	HK$(0.23)	HK$(0.18)	HK$1.39	HK$0.99	HK$0.94
KEY RATIOS					
Net Total Debt to Equity	72%	54%	50%	53%	58%
Interest Coverage (times)	1.00	1.31	3.73	3.82	5.03
Total Assets to Total Liabilities	201%	195%	227%	235%	238%
PROFIT AND LOSS ACCOUNT DATA *(HK$'000)*					
Turnover	801,897	1,103,132	987,828	956,679	896,316
Profit/(Loss) for the Year					
Subsidiaries	70,128	85,119	117,724	183,016	211,626
Associated companies and jointly controlled entities	804,464	936,912	1,095,798	1,002,130	784,030
Other investments	(347)	135,909	134,347	144,948	107,496
Head office items	(1,022,609)	(1,252,019)	(80,012)	(450,072)	(279,480)
	(148,364)	(94,079)	1,267,857	880,022	823,672
Attributable Operating Profit/(Loss) by Segment					
- Cargo Handling	306,673	242,380	268,138	275,538	273,554
- Roads	231,245	285,595	391,654	356,019	341,016
- Bridges	11,056	132,930	151,365	165,595	140,880
- Energy	393,384	485,971	508,445	508,870	340,330
- Water Treatment	34,250	44,384	29,945	24,072	6,121
- TMT	(102,363)	(33,320)	(1,678)	-	-
- Others	-	-	-	-	1,251
Attributable Operating Profit/(Loss) by Region					
- Hong Kong	319,276	263,358	273,259	272,861	271,087
- Macau	127,939	128,510	108,030	99,933	50,773
- Guangdong	442,265	663,156	721,854	673,678	526,169
- Wuhan	7,605	1,277	55,858	88,818	131,527
- Guangxi	19,451	25,249	24,863	34,510	36,950
- Beijing	-	64,603	111,903	113,199	69,766
- Sichuan	(4,154)	13,389	16,687	39,450	11,564
- Jiangsu	(6,942)	2,003	11,806	8,563	5,316
- Tianjin	58,906	32,535	20,292	(1,038)	-
- Shanxi	(5,419)	(17,619)	(355)	120	-
- Fujian	7,036	8,513	3,779	-	-
- Overseas	(91,718)	(27,034)	(107)	-	-
Head Office Items					
- Amortisation of deferred expenditure	(30,657)	(32,817)	(35,016)	(43,725)	(23,115)
- Convertible bonds interest	(236,331)	(131,154)	(114,487)	(125,295)	(123,118)
- Other interest expense	(480,167)	(552,794)	(366,252)	(230,251)	(100,849)
- Interest income	42,235	209,632	47,974	16,973	38,515
- Interest capitalised	15,017	34,755	40,975	38,006	38,746
- Gain on repurchase of convertible bonds	-	1,772	24,213	239,816	49,840
- Net gain/(loss) on disposal of investments	135,515	(315,703)	710,914	-	-
- Net provision for diminution in value of other investments	(331,123)	(338,543)	(232,434)	(250,879)	(60,000)
- Other overheads	(137,098)	(127,167)	(155,899)	(94,717)	(99,499)
BALANCE SHEET DATA *(HK$'000)*					
Total Assets	27,623,871	28,859,367	27,883,535	22,001,449	17,546,860
Bank Debt	7,134,056	8,663,956	6,012,758	3,685,484	2,102,104
5% Convertible Bonds	-	931,593	1,005,810	1,451,677	1,832,875
1% Convertible Bonds	1,350,539	1,381,739	1,381,739	1,442,220	1,825,125
Equity	11,962,644	12,166,283	13,614,255	10,808,509	8,783,561

	2002	2001	2000	1999	1998
(HK$'000)					
CASH FLOW (INFLOW/(OUTFLOW)) DATA					
Operating activities	(555,563)	(1,115,384)	25,962	660,562	383,697
Returns on investments and servicing of finance	450,520	383,535	166,088	173,399	321,098
Taxation	(21,696)	(12,372)	(21,506)	(25,420)	-
Investing activities	(2,815,039)	1,117,670	(1,212,151)	(3,431,744)	(5,606,143)
Financing	(1,056,151)	2,578,327	2,209,191	2,886,421	3,697,519
Cash and cash equivalents at the year end	817,623	4,815,552	1,863,776	696,890	433,179
CAPITAL EXPENDITURE BY SEGMENT					
Cargo Handling	-	-	56,219	133,375	651,636
Roads	15,188	304,516	431,413	1,488,740	2,131,588
Bridges	-	-	3,551	116,051	486,931
Energy and Water Treatment	-	285	-	46,549	1,230,940
Cement	-	-	-	-	47,473
TMT	1,512,470	1,196,953	1,799,043	166,472	109,263
Others	2,027	97,400	23,365	451,434	19,327
Total	1,529,685	1,599,154	2,313,591	2,402,621	4,677,158
CAPITAL EXPENDITURE BY REGION					
Hong Kong	-	6,600	165,140	151,710	693,236
Macau	-	-	-	-	1,001,500
Overseas	624,529	1,194,641	1,384,950	166,472	109,263
PRC					
Provinces					
Guangdong	37,383	46,494	400,537	572,390	1,227,304
Guangxi	-	-	-	57,625	529,044
Shandong	-	-	-	-	23,623
Jiangsu	14,110	-	17,386	-	-
Sichuan	-	-	-	48,699	484,869
Shanxi	6,232	103,226	77,834	946,260	28,060
Cities					
Wuhan	-	-	-	-	(91,860)
Tianjin	10,982	248,193	267,744	459,465	672,119
Beijing	49,533	-	-	-	-
National	786,916	-	-	-	-
	1,529,685	1,599,154	2,313,591	2,402,621	4,677,158

	2002	2001	2000	1999	1998
OPERATIONAL DATA					
No. of Operational Projects					
– Cargo Handling	9	9	9	5	4
– Roads	32	31	29	29	22
– Bridges	4	4	5	5	3
– Energy	6	6	5	5	5
– Water Treatment	13	9	7	7	7
– Strategic Investments	2	2	5	3	3
– TMT	7	14	10	2	1
– Others	-	-	-	6	6
Pre-operational	7	8	11	9	15
Total	80	83	81	71	66

Certain comparative figures have been reclassified to conform with current year's presentation.


Heilongjiang
Jilin
Xinjiang
Beijing
Liaoning
Gansu
Inner Mongolia
Hebei
Ningxia
Qinghai
Shanxi
Shaanxi
Tibet
Henan
Anhui
Hubei
Sichuan
Hunan
Jiangxi
Guizhou
Yunnan
Guangxi
Canada
U.S.A
Bridge
Energy
Media


Heilongjiang
Jilin
Liaoning
Xinjiang
Inner Mongolia
Gansu
Beijing
Qinghai
Ningxia
Hebei
Shanxi
Tibet
Shaanxi
Henan
Hubei
Anhui
Sichuan
Hunan
Jiangxi
Guizhou
Yunnan
Guangxi
35
4
30-34
3
29
1-2
1-21
22-28
36

Road and Bridge Network


Wuzhou
Fengkai
Yunan
Deqing
Luoding
Qingyuan
Zhaoqing
Guangzhou
Dongguan
Huizhou
Xinxing
Zhongshan
Shenzh
Zhuhai
Enping
Ma
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21

Guangdong Road Network

SOUTHERN GUANGDONG


Shunde
Zhongshan
Zhuhai
Macau

Guangzhou City Northern Ring Road


1

Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section)


2

	Guangzhou City Northern Ring Road	Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section)
NWI's Attributable Interest:	65.29%	25%
Form of Investment:	CJV	CJV
Length:	22km	Section I: 8.6km Section II: 53.8km
Lanes:	Dual 3-Lane	Dual 3-Lane/Dual 2-Lane
Location:	Guangzhou City	Guangdong Province
Operation Date:	January 1994	Section I: May 1997 Section II: December 1999
Expiry Date:	2023	2030
Current Toll Rates:	Rmb2-Rmb75	Section I: Rmb3-Rmb18.57 Section II: Rmb5-Rmb180

	Guangzhou City Northern Ring Road 2002	2001	2000	Beijing-Zhuhai Expressway	2002	2001	2000
Ave. Daily Traffic Flow	120,556	130,747	146,379	Section I:	27,731	24,912	22,183
				Section II:	24,926	20,079	14,948
Ave. Toll Rate (Rmb)	9.79	9.77	10.03	Section I:	7.05	7.03	6.68
				Section II:	34.98	35.04	37.22

Roadway No. 321 (Gaoyao Section)


20

Roadway No. 1962 (Gaoyao Section)


21

Roadway No. 1958 (Deqing Section)


19

	Roadway No. 321 (Gaoyao Section)	Roadway No. 1962 (Gaoyao Section)	Roadway No. 1958 (Deqing Section)
NWI's Attributable Interest:	55%	60%	65%
Form of Investment:	CJV	CJV	CJV
Length:	23.8km	32.4km	30km
Lanes:	Dual 2-Lane	Dual 1-Lane	Dual 1-Lane
Location:	Gaoyao City	Gaoyao City	Deqing County
Operation Date:	August 1998	August 1998	May 1999
Expiry Date:	2019	2026	2023
Current Toll Rates:	Rmb2-Rmb30	Rmb2-Rmb25	Rmb2-Rmb25

	2002	2001	2000	2002	2001	2000	2002	2001	2000
Ave. Daily Traffic Flow	9,332	8,954	8,923	2,398	2,387	2,753	541	693	481
Ave. Toll Rate (Rmb)	9.68	9.57	9.67	5.65	5.90	6.29	6.24	7.19	6.27

Shuangjin Roadway (Gaoyao Section)


46

	Shuangjin Roadway (Gaoyao Section)
NWI's Attributable Interest:	61%
Form of Investment:	CJV
Length:	34km
Lanes:	Dual 1-Lane
Location:	Gaoyao City
Operation Date:	September 1997
Expiry Date:	2024
Current Toll Rates:	Rmb2-Rmb20

	2002	2001	2000
Ave. Daily Traffic Flow	867	1,552	1,618
Ave. Toll Rate (Rmb)	5.29	4.51	4.18

NORTHERN GUANGDONG


Guangdong Province
Huaiji
Qingxin
Qingyuan
Guangning
Sihui
Zhaoqing
Guangzhou
Gaoming
107
106
Road
grade1 highway
grade 2 highway

WESTERN GUANGDONG


Guangxi
Autonomous
Region
Guangdong
Province
Wuzhou
Fengkai
Deqing
Zhaoqing
18
19
21
17
20
16
13
15
12
14
321
324
323
Road grade 1 highway grade 2 highway

Roadway No. 321 (Fengkai Section)


18

45%
CJV
42km
Dual 2-Lane
Fengkai County
December 1994

2019
Rmb2-Rmb60

2002	2001	2000
5,346	5,135	4,849
23.53	23.55	24.52

Roadway No. 321 (Deqing Section)


17

45%
CJV
79km
Dual 2-Lane
Deqing County
September 1995

2020
Rmb3-Rmb70

2002	2001	2000
6,342	6,023	5,780
30.87	31.19	31.84

Roadway No. 1967 (Xinxing Section)


12

55%
CJV
25km
Dual 2-Lane
Xinxing County, Yunfu
July 1997
2022
Rmb3-Rmb30

2002	2001	2000
2,985	2,961	3,005
7.72	8.14	8.53

Roadway No. 324 (Gaoyao Section)


13

40%
CJV
24km
Dual 2-Lane
Gaoyao City
February 1994
2015
Rmb2-Rmb30

2002	2001	2000
9,079	8,779	8,932
8.36	8.22	8.24

Roadway No. 1969 (Gaoyao Section)


14

10%/58%
CJV
27km
Dual 1-Lane
Gaoyao City
January 1998
2024
Rmb2-Rmb25

2002	2001	2000
2,462	2,452	2,317
6.43	6.17	6.38

Roadway No. 1964 (Zhaojiang Section)


15

70%
CJV
32km
Dual 2-Lane
Gaoyao City
December 1995
2019
Rmb2-Rmb30

2002	2001	2000
6,424	6,185	6,157
6.62	6.57	6.84

Roadway No. 1959 (Qingxin Section)


11

75%
CJV
26.6km
Dual 2-Lane
Qingxin County, Qingyuan City
November 1998

2027
Rmb2-Rmb25

2002	2001	2000
3,928	3,879	4,312
5.53	4.61	4.25

Roadway No. 1906 (Qingcheng Section)


10

80%
CJV
26.8km
Dual 2-Lane
Qingcheng District, Qingyuan City
September 2001

2028
Rmb2-Rmb20

2002	2001	2000
2,909	n/a	n/a
5.55	n/a	n/a

Roadway No. 1960 (Guangning Section)


7

55%
CJV
60km
Dual 1-Lane
Guangning County
July 1996

2020
Rmb2-Rmb60

2002	2001	2000
4,607	4,404	4,179
17.82	18.13	19.02

Roadway No. 1960 (Sihui Section)


9

50%
CJV
47km
Dual 2-Lane
Sihui City
Wumagang Bridge Toll Station: January 1996
Shatou Toll Station: June 1996
2021
Rmb2-Rmb60

2002	2001	2000
5,956	5,655	5,511
18.03	18.56	18.99

Roadway No. 1962 (Guangning Section)


8

NWI's Attributable Interest:	55%
Form of Investment:	CJV
Length:	19.5km (including a 301-meter bridge)
Lanes:	Dual 1-Lane
Location:	Guangning County
Operation Date:	April 1998
Expiry Date:	2023
Current Toll Rates:	Rmb2-Rmb25

	2002	2001	2000
Ave. Daily Traffic Flow	807	765	735
Ave. Toll Rate (Rmb)	4.79	4.34	4.12

EASTERN GUANGDONG


Boluo
Huizhou
Guangdong Province
Huiyang
Aotou
Yantian
Shenzhen
Road — Expressway — grade1 — grade2 highway

GUANGXI ROAD NETWORK


Guizhou Province
Guilin
Guangxi Autonomous Region
Liuzhou
Wuzhou
Nanning
Yulin
Qinzhou
Beihai
Guangdong Province

Beiliu City Roadways


25

NWI's Attributable Interest:	60%
Form of Investment:	CJV
Length:	Phase I: 18.2km Phase II: 21.6km
Lanes:	Dual 1- to 2-Lane
Location:	Beiliu City
Operation Date:	Phase I: August 1997 Phase II: May 1998
Expiry Date:	2022
Current Toll Rates:	Rmb1-Rmb25

	2002	2001	2000
Ave. Daily Traffic Flow	4,590	5,552	5,787
Ave. Toll Rate (Rmb)	7.62	6.46	6.27

Roadway No. 321 (Wuzhou Section) / Cangwu County Roadway


22


23

	Roadway No. 321 (Wuzhou Section)	Cangwu County Roadway
NWI's Attributable Interest:	45%	70%
Form of investment:	CJV	CJV
Length:	Phase I: 8.7km Phase II: 4.3km	10.1km
Lanes:	Dual 2-Lane	Dual 2- to 3-Lane
Location:	Wuzhou City	Cangwu County
Operation Date:	Phase I: March 1997 Phase II: December 1998	January 1999
Expiry Date:	2022	2022
Current Toll Rates:	Rmb2-Rmb30	Rmb1-Rmb22

	2002	2001	2000	2002	2001	2000
Ave. Daily Traffic Flow	5,558	5,377	5,208	5,055	4,990	4,724
Ave. Toll Rate (Rmb)	15.75	16.15	16.53	9.93	6.87	7.15

SHANXI ROAD NETWORK


Inner Mongolia
Shanxi Province
Shaanxi Province
Hebei Province
Gujiao
Taiyuan
Guanzhuang
Wong Li Bao
Shihui
Changzhi
Jincheng
Jiaozuo
Henan Province
Road — Expressway — grade 1 highway — grade 2 highway

Shenzhen-Huizhou Expressway (Huizhou Section)


3

33.33%
CJV
34.7km

Dual 2-Lane

Huizhou City
June 1993

2027
Rmb15-Rmb85

2002	2001	2000
7,314	6,312	6,123
20.95	22.53	23.42

Shenzhen-Huizhou Roadway (Huizhou Section)


4

50%
CJV
21.8km

Dual 2-Lane

Huizhou City
December 1997

2023
Rmb1-Rmb25

2002	2001	2000
11,979	11,383	10,549
6.83	6.82	6.91

Hui-Ao Roadway


5,6

50%
CJV
Hui-Dan Section: 36km
Hui-Ao Section: 50.5km
Hui-Dan Section: Dual 1-Lane
Hui-Ao Section: Dual 2-Lane
Huizhou City
Hui-Dan Section: January 1996
Hui-Ao Section: October 2000
2028
Rmb2-Rmb25

2002	2001	2000
5,930	4,062	3,488
6.38	5.88	5.94

Rongxian Roadways


24

70%
CJV
Phase I: 9.2km Phase II: 16.8km
Dual 1- to 2-Lane
Rongxian
Phase I: October 1997
Phase II: May 1998
2022
Rmb1-Rmb25

2002	2001	2000
4,289	4,430	5,001
8.68	7.88	7.13

Yulin - Shinan Roadway


26

60%
CJV
27.8km
Dual 2-Lane
Yulin City
May 1998

2022
Rmb1-Rmb25

2002	2001	2000
4,937	4,638	4,237
11.09	11.20	11.00

Yulin Shinan-Dajiangkou Roadway


28

60%
CJV
Phase I: 8.7km Phase II: 30km
Dual 2-Lane
Yulin City
Phase I: August 1997
Phase II: January 1999
2022
Rmb1-Rmb25

2002	2001	2000
2,721	2,415	2,326
9.00	8.61	8.08

Yulin Shinan-Guigang Roadway


27

60%
CJV
20km
Dual 2-Lane
Yulin City

2022

Shanxi Taiyuan-Gujiao Roadway (Taiyuan Section)


30

60%/90%
CJV
23.18km
Dual 1-Lane

Taiyuan City
July 2000

2025
Rmb5-Rmb50

2002	2001	2000
630	670	n/a
8.80	9.65	n/a

Shanxi Taiyuan-Gujiao Roadway (Gujiao Section)


31

60%/90%
CJV
36.02km
Dual 1-Lane

Gujiao City
April 1999

2026
Rmb5-Rmb50

2002	2001	2000
955	973	683
11.03	12.02	12.22

Roadway No. 309 (Changzhi Section)


33

60%/90%
CJV
22.2km
Dual 1-Lane (16.75km)
Dual 2-Lane (5.45km)
Changzhi City
July 2000

2023
Rmb5-Rmb50

2002	2001	2000
1,087	1,305	n/a
13.94	11.69	n/a

Taiyuan-Changzhi Roadway (Changzhi Section)


34

60%/90%
CJV
18.3km
Dual 1-Lane (4.05km)
Dual 2-Lane (14.25km)
Changzhi City
August 2000

2023
Rmb5-Rmb50

2002	2001	2000
3,682	2,280	n/a
15.37	11.99	n/a

Jincheng-Jiaozuo Expressway (Shanxi Section)


32

NWI's Attributable Interest:	60%/90%
Form of Investment:	CJV
Length:	32km
Lanes:	Dual 2-Lane
Location:	Jincheng City
Operation Date:	December 2002
Expiry Date:	2028
Current Toll Rates:	n/a

Ave. Daily Traffic Flow
Ave. Toll Rate (Rmb)

WUHAN CITY ROAD PROJECT


Wuhan
29
Yangtze River Bridge No.2
Yangtze River
Hankou
Han River Bridge No. 2
Wuchang
Hanyang
Han River Bridge No.1
Hubei Province
Road
Expressway

Wuhan Airport Expressway


29

NWI's Attributable Interest:	40%
Form of Investment:	CJV
Length:	18km
Lanes:	Dual 2-Lane
Location:	Wuhan City
Operation Date:	April 1995
Expiry Date:	2025
Current Toll Rates:	Rmb5-Rmb50

	2002	2001	2000
Ave. Daily Traffic Flow	6,647	5,700	5,005
Ave. Toll Rate (Rmb)	16.90	12.42	11.36

TIANJIN CITY ROAD PROJECT


Hebei Province
Tangshan
Tianjin Municipality
35
Xingang
Road

Tangjin Expressway (Tianjin North Section)


35

NWI's Attributable Interest:	90% of distributable cash for the first 15 years 60% of distributable cash for the last 15 years
Form of Investment:	CJV
Length:	Section I: 43.4km Section II: 17km
Lanes:	Dual 2- to 3-Lane
Location:	Tianjin Municipality
Operation Date:	Section I: January 1999 Section II: January 2001
Expiry Date:	Section I: 2028 Section II: 2030
Current Toll Rates:	Rmb5-Rmb110

	2002	2001	2000
Ave. Daily Traffic Flow	10,515	9,235	6,837
Ave. Toll Rate (Rmb)	34.86	26.48	25.68

HONG KONG ROAD PROJECT


China
New Territories
36
Kowloon
Lantau Island
Hong Kong

Tate's Cairn Tunnel


36

29.5%

Equity
4km
Dual 2-Lane
Hong Kong
June 1991

2018
HK$10-HK$20

	2002	2001	2000
	63,519	63,992	64,150
(HK$)	13.45	13.40	12.17

GUANGDONG BRIDGE PROJECTS


Guangdong
Province
Huaiji
Qingxin
Qingyuan
Guangning
Sihui
Deqing
Zhaoqing
Guangzhou
Gaoming
Bridge
grade1 highway
grade 2 highway

Gaoming Bridge



30%/80%
CJV
1.1km
Dual 1-Lane
Foshan City
November 1996
2021
Rmb2-Rmb25

2002	2001	2000
15,816	14.977	15,106
5.16	5.12	5.44

Zhaoqing Deqing Xijiang Bridge



60%
CJV
1.4km
Dual 1-Lane
Deqing County
May 1999
2022
Rmb2-Rmb25

2002	2001	2000
1,928	1,652	1,560
7.56	7.49	7.95

WUHAN CITY BRIDGE PROJECT


Yangtze River
Bridge No.2
Hankou
Yangtze River
Wuchang
Han River Bridge No. 2
Hanyang
Han River Bridge No.1
Hubei
Province
Bridge
Expressway

Wuhan Bridge Development



48.85%
JSC
3.2km
Yangtze River Bridge No. 2: Dual 3-Lane
Wuhan City
Yangtze River Bridge No. 2: June 1995

Rmb1-Rmb50

2002	2001	2000
45,476	40,682	41,084
8.75	9.27	11.18

TIANJIN CITY BRIDGE PROJECT


Hebei
Province
Tianjin Municipality
Tangshan
Bridge

Tianjin Yonghe Bridge



90%

CJV
0.5KM
Dual 1-Lane
Tianjin Municipality
December 1998

2023
Rmb1-Rmb20

2002	2001	2000
4,811	5,575	5,713
5.69	5.78	5.80


Heilongjiang
Jilin
Liaoning
Xinjiang
Inner Mongolia
Gansu
Beijing
Hebei
Ningxia
Qinghai
Shanxi
Shaanxi
Tibet
Henan
Anhui
Hubei
Sichuan
Hunan
Jiangxi
Guizhou
Yunnan
Guangdong
Guangxi
Macau

Energy Projects


Guangdong
Province
Dongguan
Shunde
Macau

Zhujiang Power Station – Phase I



NWI's Attributable Interest:	50%
Form of Investment:	EJV
Installed Capacity:	600MW
Expected Annual Output:	3.3 billion kWh
Location:	Nansha Economic Development Zone, Guangzhou City
Type of Power Plant:	Coal-Fired Thermal
Operation Date:	January 1994
Expiry Date:	2017

	2002	2001	2000
Power Generation (GWh)	3,537	3,148	2,386

Zhujiang Power Station – Phase II



Shunde De Sheng Power Plant



	Zhujiang Power Station – Phase II	Shunde De Sheng Power Plant
NWI's Attributable Interest:	25%	60%
Form of Investment:	EJV	CJV
Installed Capacity:	600MW	273.5 MW
Expected Annual Output:	3.3 billion kWh	1.5 billion kWh
Location:	Nansha Economic Development Zone, Guangzhou City	Shunde City, Guangdong Province
Type of Power Plant:	Coal-Fired Thermal	Oil-Fired Thermal
Operation Date:	April 1996	April 1997
Expiry Date:	2020	2017

	2002	2001	2000	2002	2001	2000
Power Generation (GWh)	3,183	3,335	2,659	1,349	1,298	1,344


Gansu
Province
Shaanxi
Province
Sichuan
Province
Mianyang
Chengdu
Chongqing
Leshan
Guizhou
Province
Panzhihua
213
317
108
316
Energy

Sichuan Qianwei Dali Power Plant



NWI's Attributable Interest:	60%
Form of Investment:	CJV
Installed Capacity:	54 MW
Expected Annual Output:	270 million kWh
Location:	Qianwei County, Sichuan Province
Type of Power Plant:	Coal-Fired Thermal
Operation Date:	November 1997
Expiry Date:	2022

	2002	2001	2000
Power Generation (GWh)	230	199	192


China
Macau
Taipa
Coloane

Companhia de Electricidade de Macau – CEM, SA



NWI's Attributable Interest:	20.325%
Form of Investment:	Equity
Installed Capacity:	397 MW
Location:	One in Macau and Two in Coloane
Type of Power Plant:	Oil-Fired Thermal
Operation Date:	November 1997
Expiry Date:	2010

	2002	2001	2000
Power Generation (GWh)	1,831	1,735	1,704


Chaoyang
Shenyang
Liaoning Province
Panjin
Dandong
D.P.R.
Korea
Dalian

New Qui Energy Limited



NWI's Attributable Interest:	22.5%
Form of Investment:	Equity
Location:	Dalian, Liaoning Province
Operation Date:	October 1999


Heilongjiang
Jilin
Liaoning
Xinjiang
Inner Mongolia
Beijing
Tianjin
Gansu
Hebei
Ningxia
Qinghai
Shanxi
Shaanxi
Tibet
Henan
Anhui
Hubei
Sichuan
Hunan
Jiangxi
Guizhou
Yunnan
Guangdong
Guangxi
PACIFIC PORTS

Cargo Handling Projects

Pacific Ports Co. Ltd.



NWI's Attributable Interest:	75%
Form of Investment:	Equity
No. of Projects:	11
Container Cargo Handling Capacity:	5.2 million TEUs p.a.
Location:	Hong Kong


Heilongjiang
10
Jilin
Xinjiang
Inner Mongolia
Gansu
Beijing
Liaoning
7-12
Hebei
8
Ningxia
Qinghai
Shanxi
16
Shaanxi
11
Tibet
Henan
13-14
Hubei
Anhui
Sichuan
Hunan
Jiangxi
15
6
Guizhou
Yunnan
Guangdong
1-5
Guangxi
9
tegic Investment

Water Treatment Projects


China
Macau
Taipa
Coloane

Macao Water Supply Co. Ltd.



NWI's Attributable Interest:	42.5%
Form of Investment:	Equity
Capacity:	255,000m³/day
Location:	Macau
Expiry Date:	2010


Guangxi
Zhuangzu Zizhiqu
Guangdong
Province
Lianjiang
Zhanjiang

Lianjiang Water Plant



NWI's Attributable Interest:	30%
Form of Investment:	Equity
Capacity:	100,000m³/day
Location:	Lianjiang, Guangdong Province
Operation Date:	2003
Expiry Date:	2027


Guangdong
Province
Dongguan
Shunde
Xinhui
Zhongshan
Jinding

Zhongshan Tanzhou Water Plant



NWI's Attributable Interest:	29%
Form of Investment:	Equity
Capacity:	80,000m³/day
Location:	Zhongshan, Guangdong Province
Operation Date:	November 1997
Expiry Date:	2027

	Zhongshan Dafeng Water Plant	Zhongshan Quanlu Water Plant	Dongguan Microfiltration Equipment Plant
			
NWI's Attributable Interest:	33.06%	33.06%	25%
Form of Investment:	Equity	Equity	Equity
Capacity:	200,000m³/day	500,000m³/day	n/a
Location:	Zhongshan, Guangdong Province	Zhongshan, Guangdong Province	Dongguan, Guangdong Province
Operation Date:	April 1998	April 1998	November 1997
Expiry Date:	2020	2020	2014


Hebei Province
Zhangjiakou
Beijing
Tianjin
Baoding
Shijiazhuang
Water Treatment

	Baoding Water Plant
	
NWI's Attributable Interest:	45%
Form of Investment:	Equity
Capacity:	260,000m³/day
Location:	Baoding, Hebei Province
Operation Date:	June 2000
Expiry Date:	2020


Shanxi Province
Shandong Province
Zhengzhou
Kaifeng
Luoyang
Henan Province
Anhui Province
Hubei Province
Water Treatment

	Zhengzhou Water Plant
	
NWI's Attributable Interest:	25%
Form of Investment:	Equity
Capacity:	360,000m³/day
Location:	Zhengzhou, Henan Province
Operation Date:	August 2001
Expiry Date:	2031


Jingdezhen
6
Nanchang
320
Yingtan
206
Jiangxi
Province
Fujian
Province
105
Water Treatment

Nanchang Water Plant



25%
Equity
50,000m³/day
Nanchang, Jiangxi Province
November 1997
2023


Heilongjiang
Province
Inner
Mongolia
Changchun
Jilin
10
Siping
Jilin
Province
Water Treatment

Siping Water Plant



25%
Equity
118,000m³/day
Siping, Jilin Province
September 2000
2030


Anhui
Province
Huzhou
Shanghai
Jiaxing
Hangzhou
Shaoxing
Ningbo
Xinchang
15
Zhejiang Province
Quzhou
Wenzhou
Water Treatment

Xinchang Water Plants

25%
Equity
100,000m³/day
Xinchang, Zhejiang Province
March 2002
2032


Inner Mongolia
Jilin Province
Changtu
Chaoyang
Shenyang
Liaoning Province
Panjin
Dandong
D.P.R. Korea
Dalian

	Changtu Water Plant	Panjin Water Plant
		
NWI's Attributable Interest:	35%	30%
Form of Investment:	Equity	Equity
Capacity:	50,000m³/day	110,000m³/day
Location:	Tieling, Liaoning Province	Panjin, Liaoning Province
Operation Date:	January 2001	April 2002
Expiry Date:	2029	2032

	Shenyang Public Utility Holdings Co. Ltd.
	
NWI's Attributable Interest:	4.32%
Form of Investment:	Equity
Capacity:	N/A
Location:	Shenyang, Liaoning Province
Operation Date:	16 December 1999
Expiry Date:	N/A


Jiangsu Province
Jiading
Wusong
Pudong
Chuansha
Shanghai
Zhoupu
Songjiang
Zhejiang Province

	Shanghai Spark Water Plant
	
NWI's Attributable Interest:	25%
Form of Investment:	Equity
Capacity:	100,000m³/day
Location:	Shanghai
Operation Date:	January 2002
Expiry Date:	2031

	Shanghai SCIP Waste Water Plant
	
NWI's Attributable Interest:	25%
Form of Investment:	Equity
Capacity:	50,000m³/day
Location:	Shanghai
Operation Date:	December 2002 (Estimate)
Expiry Date:	2052


Tianjin Province
Hebei Province
Dezhou
Jinan
Zibo
Shandong Province
Jining
Anhui Province
Jiangsu Province
Water Treatment

	Qingdao Water Plant
NWI's Attributable Interest:	25%
Form of Investment:	Equity
Capacity:	543,000m³/day
Location:	Qingdao, Shandong Province
Operation Date:	August 2002
Expiry Date:	2027


Heilongjiang
Jilin
Liaoning
Xinjiang
Inner Mongolia
Gansu
Beijing
Ningxia
Qinghai
Shanxi
Tibet
Shaanxi
Henan
Anhui
Hubei
Sichuan
Jiangxi
Hunan
Guizhou
Yunnan
Guangdong
Guangxi
Canada
U.S.A
Strategic Investment

Telecommunications, Media & Technology

TELECOMMUNICATIONS

GWcom, Inc.



- Date of Investment: December 1999
- Location: U.S.A.
- Web Site: www.gwcom.com, www.byair.com

LinkAir Communications, Inc.



- Date of Investment: January 2000
- Location: U.S.A.
- Web Site: www.linkair.com

Shenzhen New World Xianglong Network Technology



- Date of Investment: January 2000
- Location: Shenzhen, Guangdong Province
- Web Site: www.sunlong.com

Shenzhen New World Xianglong Technology Development



- Date of Investment: January 2000
- Location: Shenzhen, Guangdong Province
- Web Site: www.sunlong.com

Group Sense (International) Ltd.



- Date of Investment: April 2000
- Location: Hong Kong
- Web Site: www.gsl.com.hk

Integrated Telecom Express, Inc.

- Date of Investment: October 1999
- Location: U.S.A.
- Web Site: www.itexinc.com

MEDIA

chinadotcom/China Internet Corporation Limited (CIC)

	chinadotcom	CIC
Date of Investment:	May 1997	May 1997
Location:	Hong Kong	Hong Kong
Web Site:	www.china.com	n/a

Prediwave Corporation

- Date of Investment: May 2000
- Location: U.S.A.
- Web Site: www.prediwave.com

CORPORATE INFORMATION

EXECUTIVE DIRECTORS
Dr. Cheng Kar-Shun, Henry, Chairman
Mr. Doo Wai-Hoi, William, Vice Chairman
Mr. Chan Wing-Tak, Douglas, Managing Director
Mr. Cheng Kar-Shing, Peter
Mr. Leung Chi-Kin, Stewart
Mr. Chan Kam-Ling
Mr. So Ngok

NON-EXECUTIVE DIRECTORS
Dr. Li Kwok-Po, David
Mr. Cheng Wai-Chee, Christopher
Mr. Coull, Gary William John
Mr. Fu Sze-Shing
Mr. Wilfried Ernst Kaffenberger
Mr. Yeung Kun-Wah, David
(alternate director to Mr. Wilfried Ernst Kaffenberger)

COMPANY SECRETARY
Mr. Chow Oi-Wah, Fergus

HEAD OFFICE
9th Floor
New World Tower 2
18 Queen's Road Central
Hong Kong
Telephone: (852) 2131 3823
Facsimile: (852) 2130 0668

REGISTERED OFFICE
Ugland House
South Church Street
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

AUDITORS
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE
Bank of Butterfield International (Cayman) Ltd.
Butterfield House
P.O. Box 705
George Town, Grand Cayman
Cayman Islands
British West Indies

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE
Standard Registrars Limited
5th Floor, Wing On Centre
111 Connaught Road Central
Hong Kong

PRINCIPAL BANKERS
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Deutsche Bank AG
The Sumitomo Bank, Limited
Citic Ka Wah Bank Limited
Bank of Communications, Hong Kong Branch

SHARE LISTINGS
The Company's shares are listed on
The Stock Exchange of Hong Kong Limited

STOCK CODE
Hong Kong Stock Exchange 0301
Reuters 0301HK
Bloomberg 301HK

INVESTOR INFORMATION
For more information about NWI, please contact the Corporate Finance & Development Department at:
New World Infrastructure Limited
33rd Floor
New World Tower
18 Queen's Road Central
Hong Kong
Telephone: (852) 2844 3112
Facsimile: (852) 2525 9530
e-mail: info@nwi.com.hk

A Chinese version of this report is available upon request.
如有需要，可向本公司索取本年報之中文譯本。
Where the English and the Chinese texts conflict, the English text prevails

DESIGNED, PRODUCED & PRINTED BY IDNE FINANCIAL PRESS LIMITED

New World Infrastructure Limited
(Incorporated in the Cayman Islands with limited liability)

9th Floor, New World Tower 2

18 Queen's Road Central, Hong Kong

Telephone: (852) 2131 3823

Facsimile: (852) 2130 0668

http://www.nw-infra.com.hk